UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 9, 2009

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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novo nordisk annual report 2008

Financial, social and environmental performance

Our focus is our strength

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Performance
highlights
2008

		2008	2007	Change

Financial performance

Sales total	DKK million	45,553	41,831	9%

Diabetes care	DKK million	33,356	30,478	9%

Of which modern insulins	DKK million	17,317	14,008	24%

Biopharmaceuticals	DKK million	12,197	11,353	7%

Gross profit	DKK million	35,444	32,038	11%

Gross margin	%	77.8	76.6

Sales and distribution costs	% of sales	28.2	29.6

Research and development costs	% of sales	17.2	20.4

Research and development costs excl AERx® *)	% of sales	16.5	17.2

Administration expenses	% of sales	5.8	6.0

Operating profit	DKK million	12,373	8,942	38%

Operating profit excl AERx® *)	DKK million	12,698	10,267	24%

Net profit	DKK million	9,645	8,522	13%

Effective tax rate	%	24.0	22.3

Capital expenditure	DKK million	1,754	2,268	(23%)

Free cash flow	DKK million	11,015	9,012	22%

Long-term financial targets

Operating profit growth	%	38.4	(1.9)

Operating profit growth excl AERx® *)%		23.7	12.6

Operating margin	%	27.2	21.4

Operating margin excl AERx® *)%		27.9	24.5

Return on invested capital (ROIC)%		37.4	27.2

Cash to earnings (three-year average)%		97.6	87.0

Non-financial performance

Employment impact worldwide	Number of jobs	88,500	81,600	8%

Water consumption	1,000m3	2,684	3,231	(17%)

Recycling percentage (waste)%		51	38

CO2 emissions	1,000 tons	215	236	(9%)

Employees	FTE	26,575	25,516	4%

Employee turnover rate	%	12.1	11.6

Engaging culture (employee engagement)	Scale 1–5	4.2	4.1

New patent families (first filing)	Number	71	116	(39%)

Share performance

Dividend per share (proposed)	DKK	6.00	4.50	33%

Closing share price (B shares)	DKK	271	335	(19%)

Market capitalisation (B shares) **)	DKK billion	135	172	(22%)

**) Excluding non-recurring costs related to discontinuation of all pulmonary diabetes projects.
**) Novo Nordisk B shares (excluding treasury shares).
See more financial and non-financial highlights on pp 16–17.

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About
Novo Nordisk’s
annual reporting

Novo Nordisk is the world leader in diabetes care and has leading positions within haemostasis management, growth hormone therapy and hormone replacement therapy. The company also has an ambition to build a strong platform within inflammation.

With over 27,000 employees in 81 countries, Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society.

This is the fifth consecutive year of reporting on the company’s financial and non-financial performance in one inclusive document, the Annual Report, covering the fiscal year 2008. The report discusses key challenges and strategic initiatives to develop the business in order to meet targets and sustain long-term value creation. It also explains Novo Nordisk’s way of doing business as a values-based company guided by a vision.

The feature articles present company-driven activities in pursuit of the Novo Nordisk Vision and respond to concerns identified through interactions with shareholders, financial analysts and other stakeholders during the year.

External opinion leaders have been invited to contribute their perspectives on some of the key issues: the current economic climate, challenges in the healthcare industry and marketplace, new treatment paradigms for diabetes care and the interrelationship of the global climate change and a healthy future.

Designed to meet the information needs of shareholders, financial analysts and other corporate stakeholders, the report seeks to support business performance and enhance shareholder value by exploring the interactions between financial and non-financial objectives.

Novo Nordisk is in compliance with applicable corporate governance codes and follows current international standards for mandatory and voluntary reporting:

•	International Financial Reporting Standards (IFRS).
•	AA1000 Assurance Standard (2003).
•	US Sarbanes–Oxley Act requirements for documenting and reporting on the effectiveness of internal controls for financial reporting. Novo Nordisk embarked in 2008 on a process of structuring the control environment for non-financial data with the aspiration to have full alignment with the control environment for financial data.

•	The accountability standard, the AA1000 Framework.
•	Global Reporting Initiative (GRI) G3 Sustainability Reporting Guidelines.
•	UN Global Compact, Communication on Progress.

In the absence of global standards for inclusive reporting, the Annual Report is prepared in respect of current best practice for financial and non-financial reporting, respectively. This includes applying the principles of materiality, completeness and responsiveness.

Novo Nordisk has chosen to apply the term ‘non-financial reporting’ to performance on sustainability-driven issues. Hence, the Annual Report includes both financial statements and non-financial statements, while the narrative parts of the report present the company’s performance from an inclusive perspective.

The accuracy, completeness and reliability of the company’s reporting is verified through internal controls, assurance and independent audits.

The Annual Report 2008 includes the financial statements of the parent company, Novo Nordisk A/S (see pp 105–112), and is issued in February 2009 for approval by shareholders at the Annual General Meeting on 18 March 2009. It is subsequently filed with the Danish Commerce and Companies Agency. In addition, a Form 20-F Report for 2008 is filed with the United States Securities and Exchange Commission in February 2009.

These two public filings contain references and links to information posted on the Company’s website; such information is not incorporated by reference into the public filings.

Additional reporting online provides more background, context and data. Many sections of this report reference additional online information and an index on p 116 provides links to online content at annualreport2008.novonordisk.com.

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Diabetes affects
the whole person
It's time to
treat it that way
Diabetes | A whole new perspective

Charlotte Lucas Østerlund expresses the full effect of living with diabetes at the 2008 meeting of the European Association for the Study of Diabetes in Rome.

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Fifteen Novo Nordisk employees marked World Diabetes Day in Denmark by running a marathon from the company’s headquarters, past several company sites, to the Changing Diabetes® Village in the centre of Copenhagen, Denmark.

Welcome to Novo Nordisk

Pages 2–7

2	Our focus is our strength
4	Managing in the current economic climate
6	Novo Nordisk at a glance

Business results

Pages 8–19

8	Performance in 2008
15	Outlook for 2009
16	Financial highlights
17	Non-financial highlights
18	Pipeline progress

Business environment

Pages 20–29

20	Doing business the Novo Nordisk Way
21	Values drive performance
22	Pursuing a focused strategy
24	Managing risks
26	Universal principles guide action
27	Diversity supports global growth
28	Strengthening environmental management
Diabetes care

Pages 30–37

30	Changing diabetes is possible
32	Supporting individualised treatment options
34	Setting an agenda for change
36	Ensuring access to care

Biopharma- ceuticals

Pages 38–41

38	Focusing on strengths in biopharmaceuticals
40	Living with haemophilia
41	Changing possibilities for people with haemophilia

Shareholder information

Pages 42–50

42	Corporate governance
44	Executive remuneration
46	Board of Directors
48	Executive Management
49	Shares and capital structure

Consolidated financial and non-financial statements 2008

Pages 51–104

51	Consolidated financial and non-financial statements
52	Consolidated financial statements
89	Consolidated non-financial statements

Pages 105–112

105	Financial statements of the parent company

Pages 113–115

113	Management statement
114	Auditor’s reports

Additional information

Page 116 and inside back cover

116	Index
• Contacts
• References
• Novo Nordisk key products

Novo Nordisk Annual Report 2008     1

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Welcome to Novo Nordisk Our focus is our strength

Our focus
is our
strength

The year 2008 is likely to be remembered by many as the year when, like a flash of lightning, a severe economic crisis brought an end to the belief in uninterrupted growth. The globalisation we have witnessed in recent years, which has had many positive effects, suddenly showed another face: no nation, no company and no individual is unaffected by the economic downturn. Businesses, large and small, are in crisis. Some that were considered icons in their industries no longer exist.

Against such a backdrop it is with great humility, but also with pride and satisfaction, that we can report on a year that has been very positive for Novo Nordisk, demonstrating the results of our focused business approach. We increased sales by 12% (mea sured in local currencies) and our reported operating profit by 38%. Our investment in research and development resulted in a strengthened pipeline of new products. And we continued to optimise processes and globalise our sales and production activities, which makes our organisation even better prepared for challenges in coming years.

One of the reasons why Novo Nordisk came through 2008 in better shape than many other companies is that we produce lifesaving medicines. Our customers, particularly people with chronic conditions, require treatment during recessions as well as periods of economic prosperity. But a great deal of our success is attributable to our more than 27,000 Novo Nordisk colleagues who have once again delivered excellent results. With doctors and patients, in the laboratories, in production, in administration and throughout our value chain, there has been a focus on achieving results for all stakeholders both in the short and long term.

Innovation boosts competitiveness
Innovation in our pipeline is the source of long-term competitiveness in our industry, and in this area 2008 was very eventful.

Not everything has worked out as planned. In early 2008, we discontinued our attempts to develop inhalable insulin. Later in the year we had to reconcile ourselves to the fact that the effect of NovoSeven® for treatment of acute bleeds in trauma could not be proven in controlled clinical trials within the foreseeable future. We also decided to discontinue trials to investigate the benefits of growth hormone therapy for dialysis patients because of the difficulty in recruiting trial participants.

However, 2008 will mostly be remembered as the year in which Novo Nordisk made two significant breakthroughs that may have great impact on future diabetes treatment. The development of liraglutide for the treatment of type 2 diabetes was finalised and regulatory approval was sought in the US, Europe, Japan and many other countries. In addition, a new generation of insulins for both type 1 and type 2 diabetes showed promising results in phase 2 trials.

Liraglutide has the potential to improve the treatment of type 2 dia betes. Even though requirements for approval of new medicines have become increasingly challenging, we are cautiously optimistic about the final outcome of regulatory assessment. We currently anticipate regulatory approval in the US and some European countries in 2009, followed by Japan and a number of other countries in 2010.

We know that even the best insulins available in the market today are not perfect. Phase 2 results for the company’s new generation of insulins have demonstrated that long-acting insulins and insulins with a combined short- and long-acting effect can be further improved. If preliminary results are confirmed by additional trials, this new generation of insulins has the potential to offer better treatment for people with diabetes and to strengthen Novo Nordisk’s competitive position.

In 2008, we decided to focus our biopharmaceutical research efforts in haemostasis, growth disorders and inflammation. Research in inflammation will be conducted by our Danish research organisation and a newly established research centre for inflammation in Seattle, US. Collaboration with a number of biotech companies also plays a significant role in our ability to bring new products to market in this area.

In 2008, Novo Nordisk made two significant breakthroughs that may have great impact on future diabetes treatment.

International expansion supports growth
In the diabetes market we have maintained our position as the world leader with a market share of more than 50% by volume. Demand for our products has increased and we see a continuing transition from traditional human insulin to modern insulins. Novo Nordisk won market share for modern insulins in 2008 and remains the only company with a full portfolio of short-acting, mixed and long-acting insulins. To expand our competitive position and brand awareness, not least among general practitioners, we have expanded our sales organisation in several key markets.

In November, we laid the foundation stone for a major expansion of our production site in Tianjin, China, which will create 500 new jobs. The new insulin formulation and filling plant is one of the largest investments in the history of Novo Nordisk and our biggest single investment outside Denmark. The second-largest single investment, the production site in Montes Claros, Brazil, became fully operational in 2008 and today provides insulin to a number of markets.

2     Novo Nordisk Annual Report 2008

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Welcome to Novo Nordisk Our focus is our strength

Sten Scheibye, chairman of the Board of Directors, and Lars Rebien Sørensen, president and chief executive officer.

Managing responsibly
Many readers of this Annual Report will know that Novo Nordisk is managed using the Triple Bottom Line business principle. We assess our performance from three perspectives: financial, social and environmental. As we see it, a business can only be sustainable in the long term if it meets stakeholders’ expectations in relation to all three aspects.

In this report we provide examples of how we conduct our activities in ways that are socially and environmentally responsible. We think a couple of them deserve particular mention.

In November, we announced a new programme to offer diabetes treatment, including free insulin, to 10,000 children in some of the world’s poorest countries. This is part of a five-year programme called ‘Changing the Future for Children with Diabetes’, which begins in 2009. In addition to making free insulin available to a particularly vulnerable population of people with diabetes, the project will also build long-term solutions for distribution of insulin and sustainable diabetes treatment in the world’s poorest countries.

We are well on our way to achieving the ambitious target for CO2 reduction we set for ourselves in 2006 and, as a result of our efforts, the majority of our future electricity supplies will be generated from wind. Just as the financial crisis is global, so is climate change, and everyone must take responsibility for addressing it. We will leave it to the scientists to debate to what extent climate change is human-induced or caused by natural developments that are not related to human activity. There are, however, many reasons, including financial, for managing a business in a way that minimises environmental impact, and we will retain our focus on this in coming years.

Challenges ahead
The pharmaceutical industry today is faced with a number of challenges that have certainly not diminished with the current global recession.

We believe that the current economic downturn will impair societies’ and individuals’ ability to pay for healthcare, including life-saving medicines. The increasing prevalence of chronic disease is already a major financial burden with treatment costs putting pressure on healthcare budgets, even in wealthy countries. It will be a huge challenge to finance public health systems in the future in a way that makes it attractive to bring new and improved medicines to market and at the same time secure equal access to care.

It is well known that new medicines are needed to improve the treatment of many diseases, but it is also evident that public healthcare providers and insurance companies are subjecting the costs versus the benefits of new medicines to increased scrutiny. At the same time, increasing requirements to document potential long-term side effects make bringing new treatments to market even more costly. These challenges impact the outlook for the entire industry.

At Novo Nordisk we are, however, optimistic about the future. With our focus on diabetes care and biopharmaceutical niche products, we believe that we are uniquely placed. We also believe our unique market position justifies further investment in our research and development and in expanding our international organisation and global supply through controlled growth and with continued focus on financial results.

We would like to take this opportunity to thank our customers, shareholders and partners for their trust in Novo Nordisk during 2008. We also thank everyone at Novo Nordisk for their great efforts, creativity and engagement, which is the heart of our organisation and the foundation of the strong results presented in this report.

Lars Rebien Sørensen President and chief executive officer	Sten Scheibye Chairman of the Board of Directors

Novo Nordisk Annual Report 2008     3

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Welcome to Novo Nordisk Managing in the current economic climate

Managing in the current
economic climate

Interview with Novo Nordisk’s CFO, Jesper Brandgaard

In your opinion, what impact will the current economic downturn have on the pharmaceutical industry?

We have to recognise that this crisis is not only global, it is severe, and it is likely to be of significant duration. There are profound implications for wealth and growth throughout the world. Even in a sector less impacted by short-term economic swings, such as the pharmaceutical sector, there is a clear correlation between long-term economic growth at the societal level and growth opportunities for companies.

We believe the pharmaceutical sector will first see an impact in economies that are largely dependent on exporting either goods or raw materials. Oil price volatility is, of course, important in this regard. Societies such as Russia, Algeria and Venezuela may experience an impact on their ability to procure advanced pharmaceutical products.

In many countries, notably in Europe, pressure to reduce the growth of public spending for pharmaceutical products will increase, with more substitution of generic products. There will also be greater emphasis on health economics to make sure that products paid for by society are achieving the desired health outcomes.

With the new administration in Washington, there is a high likelihood that 2009 will bring price reform in government-funded healthcare programmes such as Medicaid and Medicare. We have said that there has been an advantage for the industry from the migration of patients from Medicaid to the Medicare Part D programme and we did not think this was sustainable. The details of a potential pricing reform remain to be seen, but we do anticipate changes in some of the schemes funded by the federal government, including Medicare Part D.

In the private health insurance market in the US, we are also looking at a scenario where funds are getting tighter. Patients are likely to face higher co-payments. Everything else being equal, it will be increasingly difficult to obtain reimbursement for new, advanced treatments.

How do you see the financial crisis impacting the structure of the industry?

There is still a profound need for large pharmaceutical companies to acquire innovation. These companies are gene rating significant positive cash flows but are challenged by lack of innovation and regulatory hurdles. At the same time, small biopharm companies that do not yet have products on the market will have increasing difficulty accessing long-term venture capital. These firms are likely to either look for opportunities to partner with larger fi rms or put themselves up for sale. In this environment, we expect to see consolidation in the industry.

We have not changed direction; we have stayed the course, and we believe this will now present us with new opportunities.

How was Novo Nordisk impacted by market volatility in 2008?

While Novo Nordisk has continued to have strong sales and cash flow and has not experienced any liquidity issues, recent market turmoil has had a bigger impact on the composition of Novo Nordisk’s shareholder base than we originally anticipated.

Novo Nordisk’s largest shareholder continues to be The Novo Nordisk Foundation through the Novo A/S holding company. The Foundation has bylaws stating that its primary objective is to be a stable owner of the Novo Group companies, including Novo Nordisk. Beyond the Foundation, we have experienced changes in the holdings of other large investors, notably US investors repatriating funds.

We have also seen a number of Danish pension institutions reducing their holdings in Novo Nordisk in order to maintain portfolio diversification. The challenge in the Danish stock exchange environment is that the relative performance of Novo Nordisk compared with other companies listed on NASDAQ OMX Copenhagen increased Novo Nordisk’s weighting on the exchange dramatically during 2008.

So we have seen the shareholdings of some of the company’s largest investors reduced. At the same time, we have seen solid support from new European and US investors, as well as from retail investors in Denmark.

These changes have not impacted the way the company interacts with the equity market, but have highlighted the need to be very transparent.

How does Novo Nordisk manage its balance sheet, and have there been recent changes in direction?

Historically, Novo Nordisk, like most pharmaceutical and large-cap biopharm firms, has had a balance sheet with little debt. In fact, Novo Nordisk has operated with slightly positive net financial assets on its balance sheet. This is an advantage because having access to cash can now provide us with interesting investment possibilities. We have not changed direction; we have stayed the course, and we believe this will now present us with new opportunities.

In terms of cash returned to shareholders, Novo Nordisk has adhered to its dividend policy of gradually increasing the payout ratio to a level around the pharma industry average, which is now approximately 40%.

4    Novo Nordisk Annual Report 2008

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Welcome to Novo Nordisk Managing in the current economic climate

Fareed Zakaria Editor, Newsweek International

What impact did exchange rate fluctuations have on the company in 2008?

One obvious example of the impact that currency developments had on Novo Nordisk in 2008 was the impact on sales growth. In 2008, Novo Nordisk achieved sales growth of 12% when adjusted for the impact of currencies. However, in reported terms sales growth was 9% due to negative exchange rate impact compared to the Danish kroner of approximately 3%, or more than 1 billion kroner.

For a company with global operations like Novo Nordisk, extreme volatility requires that we be ever more transparent in our disclosures. In the longer term, it also requires that we continue to make investments globally that help to balance our long-term currency exposure.

A good example of this is the 400 million US dollar investment the company committed to make in China in 2008 for a new production facility. Beyond the attractiveness of the project in a growing market, the investment will help provide Novo

Nordisk with a better balance between the company’s income base and cost base. In addition, the more assets the company has in China, the easier it becomes to attract local talent.

Are there lessons that Novo Nordisk has learned from previous economic downturns that apply to the current situation?

Previous downturns we’ve seen in recent years have been confined to specific regions, such as the Asian currency crisis in the late 1990s. The current downturn is likely to turn into a global recession with wide-ranging implications, some of which will be difficult to predict.

Cautious spending behaviour combined with a willingness to invest in markets with long-term growth prospects will continue to be the cornerstones of Novo Nordisk’s strategy. In the longer term, this approach, along with a commitment to managing responsibly, has proven to be integral to the sustainable business model that the company is pursuing.

Novo Nordisk invited Fareed Zakaria to provide his perspective on the global economy.

A problem of growth

I would argue that the current economic crisis is a problem of growth, created by 124 countries growing simultaneously and by the fact that you have a single world economy in which everyone is participating, so Chinese savings can fuel US consumption and vice versa.

The most important real world effect we have to worry about is countries turning inward. The possibility of turning away from the single, global market, away from the idea that we can create a greater degree of global prosperity and raise standards of living.

The challenge for a company like Novo Nordisk is to explore whether it can play a role in trying to keep the Western world open.

The challenge for a company like Novo Nordisk is to explore whether it can play a role in trying to keep the Western world open. This is a path most corporations have steered away from because they don’t want to get politically involved.

Dr Fareed Zakaria is editor of Newsweek International, host of CNN’s Fareed Zakaria GPS, and co-host of PostGlobal, an online discussion of international issues.

Jesper Brandgaard, chief financial officer.

Novo Nordisk Annual Report 2008     5

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Welcome to Novo Nordisk Novo Nordisk at a glance

Novo Nordisk
at a glance

Novo Nordisk is a focused healthcare company and a world leader in diabetes care. Key market figures for the diabetes care business are provided here and on p 10.

In its other business segment, biopharmaceuticals, Novo Nordisk has a leading position within the therapeutic areas of haemostasis management, growth hormone therapy and hormone replacement therapy. The company reports biopharmaceutical sales globally and by therapy area. See pp 10–11 for more information.

North America

Sales: 33% of total sales.
Insulin/modern insulin volume share:
42% of the total market; 33% of the segment.
Performance: The number of people with diabetes in the US is now 24 million, according to the national Centers for Disease Control (CDC), and this is projected to exceed 30 million within 10 years. The rate of new cases of diabetes soared by about 90% in the past decade, according to the CDC, fuelled by growing obesity and sedentary lifestyles.

Novo Nordisk sees significant opportunities to improve care and treatment for people with diabetes in the US. To deliver on these opportunities, market access is crucial. More than 80% of the US population is currently covered by medical insurance. Novo Nordisk’s products are eligible for reimbursement through 90% of managed care formularies, a key competitive advantage.

Capacity-building: 89,500 healthcare professionals have been trained or educated through Novo Nordisk’s National Changing Diabetes® programmes.

International Operations

Sales: 19% of total sales.
Insulin/modern insulin volume share:
57% of the total market; 57% of the segment.
Performance: Novo Nordisk’s International Operations – covering South and Central America, the Middle East, Africa and Asia (excluding Japan & Oceania) – is a vast area representing 85% of the world’s population and 80% of all people with diabetes.

Lack of access to adequate diabetes care is a continuing concern in these countries, although there are encouraging signs that diabetes is rising on the public health agenda. A growing middle class in emerging markets such as China and India are also better able to afford more advanced treatments. The dramatic rise in the number of people with diabetes in these markets is driven by several factors, including urbanisation, an ageing population, unhealthy eating habits and sedentary lifestyles.

Capacity-building: 151,500 healthcare professionals have been trained or educated through Novo Nordisk’s National Changing Diabetes® programmes.

Europe

Sales: 38% of total sales.
Insulin/modern insulin volume share:
55% of the total market; 51% of the segment.
Performance: Modern insulins are driving growth in the company’s European operations. Levemir®, the company’s basal insulin, is reinforcing Novo Nordisk’s market leadership in the region.

Through its affiliates, Novo Nordisk is driving home the message that changing diabetes care begins with raising awareness and working with partners. In Italy, Novo Nordisk supported a meeting of about 200 diabetes experts, policy-makers, patient representatives, industry and media to discuss how to stop the epidemic growth of diabetes. Marking its 50th anniversary, Novo Nordisk’s affiliate in Germany held its second Camp D for young people with diabetes in 2008. Nearly 700 young people attended the four-day event, which focuses on enhancing quality of life for people with type 1 diabetes.

Capacity-building: 79,000 healthcare professionals have been trained or educated through Novo Nordisk’s National Changing Diabetes® programmes.

6     Novo Nordisk Annual Report 2008

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Welcome to Novo Nordisk Novo Nordisk at a glance

Japan & Oceania

Sales: 10% of total sales.

Insulin/modern insulin volume share: 71% of the total market; 61% of the segment.

Performance: Recognition of the need for better screening and earlier diagnosis of diabetes and other chronic diseases prompted a move by Japanese authorities in 2008 to establish a health-screening programme for adults ages 40–74, or 45% of the population, which will include a check of HbA1c or blood glucose levels.

Levemir® is helping drive Novo Nordisk’s longstanding market leadership in Japan, where it was introduced in 2007 and has had the fastest penetration among the company’s major markets, owing to an aggressive and tightly focused launch, as well as its high acceptance among physicians and patients. While there has been increased competition, not least in the area of devices, Novo Nordisk’s products and devices continue to hold a strong position in Japan.

Capacity-building: 60,000 healthcare professionals have been trained or educated through Novo Nordisk’s National Changing Diabetes® programmes.

•	Production sites
Bagsværd, Denmark
Chartres, France
Clayton, North Carolina,
US Dely Brahim, Algeria
Gentofte, Denmark
Hillerød, Denmark
Hjørring, Denmark
Kalundborg, Denmark
Koriyama, Japan
Køge, Denmark
Mexico City, Mexico
Montes Claros, Brazil
Måløv, Denmark
Tianjin, China
Værløse, Denmark

•	R&D facilities
Bagsværd, Denmark Beijing, China Gentofte, Denmark Hillerød, Denmark Måløv, Denmark Seattle, Washington, US

•	Clinical development centres
Beijing, China Princeton, New Jersey, US Tokyo, Japan Zurich, Switzerland

•	Regional and business area offices

•	Affiliates

•	Representative offices

Innovation and growth

Novo Nordisk was created in 1989 from the merger of two companies founded in the 1920s that independently pioneered several breakthroughs in diabetes care. Both companies focused on treating the whole person and not just diabetes symptoms, and this approach continues to be a hallmark of Novo Nordisk’s business.

The company has experienced significant growth in recent years, with total sales increasing by 119% since 2000. In the same period, the number of Novo Nordisk employees almost doubled to more than 27,000 in 81 countries. The milestones below highlight the company’s recent innovations and growth.

1996 NovoSeven® – for the treatment of haemophilia patients with inhibitor reaction – is launched.

1998 Activelle® (Activella® in the US) – the first low-dose continuous-combined oral HRT for postmenopausal women – is introduced.

1999 NovoRapid® (NovoLog® in the US) – the company´s first modern insulin, a rapid-acting insulin analogue – is marketed. Modern insulins are designed to better mimic the normal insulin response to changes in blood sugar levels.

2000 The company’s enzymes business is spun off as a separate company, Novozymes A/S.

2001 NovoRapid® FlexPen® is marketed. FlexPen® is a new prefilled pen, designed for easy and discreet use.

2002 NovoMix® 30 – a dual-release modern insulin – is introduced.

2003 Norditropin NordiFlex® – the world’s first prefilled growth hormone pen – is launched.

2004 Levemir® – a long-acting modern insulin – is launched.

2007 In Montes Claros, Brazil, Novo Nordisk inaugurates its largest insulin production facility outside Denmark.

See more at novonordisk.com/about_us/ history/milestones_in_nn_history.asp.

Novo Nordisk Annual Report 2008     7

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Business results Performance in 2008

Performance
in 2008

Novo Nordisk continued on a sustainable growth path in all its major business areas and delivered solid results in 2008.

Sales increased by 12% measured in local currencies and by 9% in Danish kroner. Modern insulins continued to be the main contributor to growth increasing by 28% in local currencies (24% in Danish kroner), and NovoSeven® and Norditropin® also continued to contribute to growth, increasing, respectively, by 14% in local currencies (9% in Danish kroner) and 12% in local currencies (10% in Danish kroner).

Sales growth was realised in all regions measured in local currencies. The main contributors to growth were North America and International Operations, which contributed 48% and 29%, respectively, of total sales growth. Europe contributed 21% and Japan & Oceania 2% of total sales growth in 2008, measured in local currencies.

The gross margin increased to 77.8% in 2008, up from 76.6% in 2007, reflecting an improvement of 1.2 percentage points, primarily driven by sustainable productivity improvements. Costs related to research and development decreased by 8%; however, when adjusted for non-recurring costs related to the closure of all pulmonary diabetes projects in 2007 and 2008, research and development costs increased by 4%. This reflects a sustained high level of investment in research and development activities supporting the future growth of the company.

Operating profit in 2008 increased by 38% to DKK 12,373 million compared to 2007.

Net profit increased by 13% to DKK 9,645 million. When adjusted for the non-recurring income from the divestment in 2007 of Dako A/S’s business activities and the non-recurring costs related to the closure of all pulmonary diabetes projects, net profit increased by 22%.

Earnings per share (diluted) increased by 16% to DKK 15.54.

2008 performance on long-term financial targets
Focusing on growth, profitability, financial return and generation of cash, the four long-term financial targets guide the company’s financial development, aimed at ensuring a focus on shareholder value creation. These targets are operating profit growth, operating margin, return on invested capital and cash conversion. By 2008, Novo Nordisk reached the performance level stipulated in the four long-term financial targets which were outlined in 2006. The four ratios are still considered an appropriate way to ensure value creation, and several of the targets have consequently been increased. The revision is based on an assumption of a continuation of the current business environment and given the current scope of business activities and has been prepared assuming that currency exchange rates remain at current levels.

Operating profit growth was realised at 38%. However, adjusted for non-recurring costs related to the closure of all pulmonary diabetes projects and a negative currency impact, the underlying operating profit increased by more than 25%. The long-term target is an average annual growth of 15%. The performance reflects solid underlying sales growth as well as an improved gross margin.

The operating margin for 2008 was realised at 27%, up from 24.5% in 2007 adjusted for non-recurring costs related to the closure of AERx®, and exceeds the long-term target of 25%. The improvement in operating margin is driven by an improved gross margin.

The return on invested capital was 37%, significantly up compared to 2007 and now exceeding the long-term target of 30%. The improvement mainly reflects solid growth in operating profit as well as a lower level of invested capital primarily due to a reduction in the fixed asset base.

The cash to earnings ratio was realised at 114% in 2008 and at 98% for the last three years on average compared to the long-term target of 70%. The cash-conversion ability will fluctuate in any given year, and therefore the long-term target measures the cash to earnings ratio over a three-year period.

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Business results Performance in 2008

Long-term financial targets

Focusing on growth, profitability, financial return and generation of cash, Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. The targets were subsequently revised and updated in 2001 and in 2006. By 2008, and despite a challenging currency exchange rate environment since the last update of the targets, Novo Nordisk has now reached the performance level stipulated in the four long-term financial targets and has consequently revised the target levels. The revision is based on an assumption of a continuation of the current business environment and given the current scope of business activities and has been prepared assuming that currency exchange rates remain at current levels.

The target level for operating profit growth remains at 15% on average. The target still allows for deviations in individual years if necessitated by business opportunities, market conditions or exchange rate movements.

The target level for operating margin is increased from 25% to 30%. The key enabling factors are expected to be further productivity improvements in the manufacturing and administrative areas while at the same time ensuring investments for both research and development as well as sales and marketing. It should be noted that the achievement of the operating margin target may be influenced by significant changes in market conditions includ-

ing regulatory developments, changes in pricing environment, healthcare reforms as well as exchange rate movements.

The target level for return on invested capital (ROIC) measured post tax is increased from 30% to 50%. The raised target reflects the expectation of continued lower growth in invested capital relative to operating profit as well as a stable effective tax rate.

The target level for the cash-to-earnings ratio is increased from 70% to 80%, reflecting improved cash conversion ability. As previously, this target will be pursued looking at the average over a three-year period. Performance on this ratio may be impacted in individual years by significant acquisitions, investments or licensing activities.

Ratio	Previous target	Result 2008	New targets

Growth in operating profit	15%	38.4%	15%
Operating margin	25%	27.2%	30%
Return on invested capital (ROIC)	30%	37.4%	50%
Cash to earnings (three-year average)	70%	97.6%	80%

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Diabetes care

Novo Nordisk retained its position as global leader with 52% of the total insulin market and 44% of the modern insulin market, both measured by volume. The company is determined to sustain its leadership in diabetes care by leveraging the value of its full portfolio of modern insulins and delivery devices while developing new antidiabetic agents and a new generation of insulins to better address future needs for effective diabetes care. See pp 30–37.

Sales performance
Sales of diabetes care products increased by 13% measured in local currencies and by 9% in Danish kroner to DKK 33,356 million compared to last year.

Modern insulins, human insulins and insulin-related products
Sales of modern insulins, human insulins and insulin-related products increased by 12% measured in local currencies and by 9% in Danish kroner to DKK 30,965 million. All regions contributed to growth, with North America and International Operations having the highest growth rates.

Sales of modern insulins increased by 28% in local currencies in 2008 and by 24% in Danish kroner to DKK 17,317 million. Sales of Levemir® increased by 55%, sales of NovoRapid® (NovoLog® in the US) increased by 22% and sales of NovoMix® (NovoLog® Mix 70/30 in the US) increased by 23%, all measured in local currencies. All regions realised solid growth rates, with North America and Europe as the primary contributors to growth. Sales of modern insulins contributed 77% of the overall growth in local currencies and now constitute 59% of Novo Nordisk’s sales of insulins.

North America
Sales in North America increased by 21% in local currencies in 2008 and by 14% in Danish kroner, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. In the fourth quarter of 2008, US sales were positively impacted by a rebate reversal related to a federal healthcare programme. Novo Nordisk maintains its leadership position in the US insulin market with 41% of the total insulin market and 32% of the modern insulin market, both measured by volume. Currently, more than 37% of Novo Nordisk’s modern insulin volume is sold in FlexPen®.

Europe
Sales in Europe increased by 6% in local currencies and 5% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 55% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market.

International Operations
Sales within International Operations increased by 18% in local currencies and by 14% in Danish kroner. The main contributor to growth in 2008 was sales of modern insulins, primarily in Turkey and China. Furthermore, sales of human insulins continue to add to overall growth in the region, driven by China.

Japan & Oceania
Sales in Japan & Oceania increased by 1% in local currencies and by 6% measured in Danish kroner. The sales development reflects sales growth for the modern insulins NovoRapid®, NovoRapid Mix® 30 and Levemir®. Novo Nordisk holds 72% of the total insulin market in Japan and 64% of the modern insulin market, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
Sales of oral antidiabetic products increased by 16% in local currencies and by 11% in Danish kroner to DKK 2,391 million compared to 2007. This primarily reflects increased sales in International Operations and North America, mainly due to an increased market share in China and a higher average sales price in the US market.

Biopharmaceuticals

Novo Nordisk continues to grow its bio-pharmaceuticals therapy areas by pursuing new indications for its existing product range and by exploring new potential proteins in other areas. See pp 38–41.

Sales performance
Sales of biopharmaceutical products increased by 11% measured in local currencies and by 7% measured in Danish kroner to DKK 12,197 million compared to last year.

NovoSeven®
Sales of NovoSeven® increased by 14% in local currencies and by 9% in Danish kroner to DKK 6,396 million compared to last year. Sales growth for NovoSeven® was primarily realised in North America and International Operations. The sales growth for NovoSeven® during 2008 primarily reflected increased sales within the congenital bleeding disorder segments, where Novo Nordisk is the global leader, and was supported by the launch of room temperature-stable NovoSeven® in the US as well as key markets in Europe. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In the fourth quarter of 2008, sales of NovoSeven® in the US were positively impacted by wholesaler stock building. Sales of NovoSeven® in International Operations in 2008 were positively impacted by the timing of tender sales compared to 2007.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 12% measured in local currencies and by 10% measured in Danish kroner to DKK 3,865 million. North America and Europe were the main contributors to

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Business results Performance in 2008

growth measured in local currencies. Novo Nordisk is the second-largest company in this market with 23% market share measured by volume.

Other products
Sales of other products within bio-pharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 1% in local currencies and decreased by 2% in Danish kroner to DKK 1,936 million. This development primarily reflects generic competition in the US for Activella®, a continuous-combined HRT product, but also continued sales progress for Vagifem®, Novo Nordisk’s topical oestrogen product.

Pipeline progress

Novo Nordisk made significant progress in research and development in 2008. See pp 18–19 for a status on the current pipeline and progress during the year.

Within diabetes care the key events for late-stage pipeline compounds during 2008 are summarised below:

•	Novo Nordisk filed for regulatory approval of liraglutide for the treatment of type 2 diabetes in the US, Europe, Japan and many other countries. The applications contain documentation from an extensive clinical development programme designed to obtain the indication for use of liraglutide to treat type 2 diabetes as an adjunct to diet and exercise, both as monotherapy and in combination with commonly used antidiabetic medications.

•	Novo Nordisk initiated the phase 3 programme with liraglutide for the treatment of severe obesity.

•	Novo Nordisk finalised two phase 2 clinical studies with NN1250, a long-acting new generation of insulin with a potential duration of action of more than 24 hours, and two phase 2 clinical studies with NN5401, a neutral, soluble dual-acting, new generation of insulin, also with a potential duration of action of more than 24 hours.

•	A phase 2 clinical study was initiated with the longer-acting human GLP-1 analogue, NN9535, designed for once-weekly treatment of type 2 diabetes.

•	Novo Nordisk discontinued all pulmonary diabetes activities, including AERx®, in 2008 and decided to focus on injection-based delivery and alternative non-invasive approaches to delivery of insulin, GLP-1 and other therapeutic proteins.

Within biopharmaceuticals the key events for late-stage pipeline compounds in 2008 were:

•	Novo Nordisk received marketing approval for a temperature-stable version of NovoSeven® which is expected to deliver significant patient benefits including immediate access to treatment as well as fast and convenient administration when a bleeding episode occurs.

•	A phase 3 study with recombinant FXIII in congenital FXIII deficiency was initiated.

•	A phase 2 clinical study was initiated with a long-acting human growth hormone analogue designed for once-weekly treatment.

•	Novo Nordisk decided to discontinue the phase 3 clinical study with Novo-Seven® for the treatment of bleeding in patients with severe trauma.

•	An update of the haemostasis strategy was presented including plans for continuing development of potential successors to NovoSeven® as well as extending activities into general haemophilia.

•	Novo Nordisk decided to discontinue the phase 3 study with Norditropin® in dialysis patients with low serum albumin.

Operating performance

The cost of goods sold was DKK 10,109 million in 2008, representing a gross margin of 77.8% compared to 76.6% in 2007. This improvement reflects improved production efficiency and higher average prices in the US. The gross margin was negatively impacted by around 0.5 percentage points due to a negative currency development.

In 2008, total non-production-related costs amounted to DKK 23,357 million and were largely at the same level as in 2007. This development reflects lower costs related to research and development, primarily refl ecting the non-recurring costs related to the discontinuation of AERx® in 2007, of DKK 1,325 million and non-recurring costs of DKK 325 million in 2008 related to the discontinuation of AERx® and other pulmonary diabetes projects. Sales and distribution costs increased at a lower level than sales, primarily explained by a return of a deposit related to an antidumping case in Brazil countered by higher costs related to the expanded sales force in the US.

In 2008, costs amounting to DKK 171 million in connection with general employee share programmes were expensed. In 2008, Novo Nordisk expensed costs in relation to share-based long-term incentive programmes for senior management and other senior employees (around 580 participants in total) amounting to DKK 160 million. The comparable expense for 2007 was DKK 121 million (around 525 participants in total).

Licence fees and other operating income were DKK 286 million in 2008 compared to DKK 321 million in 2007.

Operating profit in 2008 increased by 38% to DKK 12,373 million compared to 2007.

Net financials and tax
Net financials showed a net income of DKK 322 million in 2008 compared to a net income of DKK 2,029 million in 2007.

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Included in net financials is the result from associated companies with an expense of DKK 124 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc of approximately DKK 192 million.

In 2007, the result from associated companies was an income of DKK 1,233 million, primarily related to the non-recurring tax-exempt income of approximately DKK 1.5 billion from Novo Nordisk’s divestment of the ownership of Dako’s business activities.

The foreign exchange result was an income of DKK 159 million compared to an income of DKK 910 million in 2007. This development reflects gains on foreign exchange hedging activities, especially in US dollars, partly offset by losses on commercial balances in primarily non-hedged currencies. Foreign exchange hedging losses of DKK 864 million have been deferred for future income recognition, primarily in 2009.

The effective tax rate for 2008 was 24.0%, an increase from 22.3% in 2007, when the effective tax rate was positively impacted by the non-recurring tax-exempt income from the divestment of Novo Nordisk’s ownership of Dako A/S’s business activities as well as from the non-recurring effect from the re-evaluation of the company’s deferred tax liabilities as a consequence of the reduction in the Danish corporation tax rate to 25%, introduced in 2007.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment in 2008 was realised at DKK 1.8 billion compared to DKK 2.3 billion for 2007. The main investment projects in 2008 were manufacturing expansion of FlexPen® assembly capacity as well as expansion of the purification and filling capacity for insulin products.

Free cash flow for 2008 was realised at DKK 11.0 billion compared to DKK 9.0 billion for 2007. Novo Nordisk’s financial resources at the end of 2008 were DKK 17.2 billion, higher than the level at the end of 2007. Included in the financial resources are unutilised committed credit facilities of approximately DKK 7.5 billion.

Equity
Total equity was DKK 32,979 million at the end of 2008, equal to 65.2% of total assets, compared to 67.4% at the end of 2007.

Proposed dividend
At the Annual General Meeting on 18 March 2009, the Board of Directors will propose a 33% increase in dividend to DKK 6.00 per share of DKK 1, corresponding to a payout ratio of 37.8%, compared to 34.9% for the financial year 2007, when adjusted for the impact from the divestment of Dako’s business activities and the AERx® discontinuation in 2007. No dividend will be paid on the company’s holding of treasury B shares.

Share repurchase programme
During 2008, Novo Nordisk repurchased 15,579,207 B shares at an average price of DKK 303 per share, equal to a cash value of DKK 4.7 billion. The Board of Directors has approved an increase of DKK 1.0 billion in the ongoing DKK 17.5 billion share repurchase programme, bringing the total share repurchase programme to DKK 18.5 billion. Novo Nordisk still expects to finalise the share repurchase programme before the end of 2009. As a consequence Novo Nordisk expects to repurchase shares equal to a cash value of DKK 6 billion in 2009. In 2006 and 2007, Novo Nordisk repurchased B shares equal to a cash value of DKK 7.8 billion in total.

Holding of treasury shares and reduction of share capital
As per 28 January 2009, Novo Nordisk A/S and its wholly-owned affiliates owned 25,721,095 of its own B shares, corresponding to 4.06% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors at the 2009 Annual General Meeting will also propose a reduction in the B share capital from DKK 526,512,800 to DKK 512,512,800 by cancelling 14,000,000 B shares of DKK 1 from the company’s own holdings of B shares at a nominal value of DKK 14,000,000, equal to 2.2% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 620,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 512,512,800.

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Business results Performance in 2008

Legal issues
Novo Nordisk is party to a number of legal cases. See key legal issues and information on contingencies for pending litigations on pp 86–87.

Long-term incentive programmes

Novo Nordisk’s existing remuneration policy for executives aims to attract, retain and motivate members of the Board of Directors and Executive Management of Novo Nordisk. Remuneration levels are designed to be competitive and to align the interest of the executives with those of the shareholders.

Long-term share-based incentive programme for senior management
As from 2004, members of Novo Nordisk's Executive Management (currently five) and the other members of the Senior Management Board (currently 24) have participated in a performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and the other members of the Senior Management Board the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. Once the joint pool has been approved by the Board of Directors the total cash amount is converted into Novo Nordisk A/S B shares at market price. The shares in the joint pool are locked up for a three-year period before they potentially may be transferred to the participants.

For 2005, 232,026 shares were allocated to the joint pool and the market value of the scheme, corresponding to DKK 35.5 million, was expensed in 2005. The number of shares in the 2005 joint pool has not been reduced as the financial performance in the subsequent years (2006–2008) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 23 current and former members of senior management immediately after the announcement of the full-year 2008 financial results on 29 January 2009.

For 2008 and based on an assessment of the economic value generated in 2008, as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 28 January 2009 approved the establishment of a joint pool for the financial year 2008 by allocating a total of 171,492 Novo Nordisk B shares, corresponding to a cash value of DKK 55 million. This allocation amounts to eight months of fixed base salary and pension on average per participant. This amount was expensed in 2008.

As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully in 2008, it is planned to continue in 2009 with an unchanged structure.

Long-term share-based incentive programme for corporate vice presidents and vice presidents
As from 2007, a number of key employees below top-level management also participate in a share-based programme with similar performance criteria as the programme for the members of Executive Management and the other members of the Senior Management Board. The share-based incentive programme for key employees will, as is the case for the programme for Executive Management and the other members of the Senior Management Board, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months’ fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.

Based on an assessment of the economic value generated in 2008 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 28 January 2009 approved the establishment of a pool for 2008 by allocating a total of 570,390 Novo Nordisk B shares, corresponding to a cash value of DKK 181 million. This allocation amounts to four months of fixed base salary on average per participant. The number of participants for 2008 is approximately 550. The cash value of the allocation will be amortised over four years.

Compliance with Sarbanes–Oxley requirements

In 2008, Novo Nordisk was, as was the case in 2007, compliant with the US Sarbanes–Oxley Act section 404 that requires detailed documentation of how financial reporting processes, systems and controls are designed and operating. Management’s conclusion and the external auditor’s certification of the 2008 compliance are included in the Form 20-F, which Novo Nordisk as a listed company on the New York Stock Exchange is required to file with the US Securites and Exchange Commission (SEC). Form 20-F is expected to be filed in February 2009.

Non-financial performance

Managing direct and indirect economic, environmental and social impacts in areas of strategic importance serves a dual purpose: to reduce risks and to strengthen competitiveness. Novo Nordisk’s Triple Bottom Line approach aims to deliver long-term value to the business and benefits to society. See performance highlights on p 17 and the consolidated non-financial statements on pp 89–99.

Economics
In 2008, Novo Nordisk created 1,059 new positions worldwide and had 26,575 full-time positions, measured as full-time equivalents (FTE) at the end of the year. This is an increase of 4% compared to 2007 and reflects the company’s continued expansion, particularly in sales and

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Business results Performance in 2008

marketing functions and geographically in International Operations. Via the multiplier effect, the increase translates into 61,925 indirect jobs in the global supply chain.

Sales per employee was DKK 1.7 million, up from DKK 1.6 million in 2007, indicating an ability to maintain high productivity while expanding the workforce.

Environment
Novo Nordisk strives to reduce resource consumption and waste production. The aim is to decouple production growth and environmental impacts.

The company’s ambitious long-term target to achieve a 10% absolute reduction in CO2 emissions from production by 2014 as compared with 2004 levels is on track. In 2008, CO2 emissions fell for the first time from 236,000 tons in 2007 to 215,000 tons. It is expected that the curve will break significantly at the end of 2009 when supplies of wind energy for the Danish production facilities can begin.

Measured by volume, the consumption of water and energy decreased by 17% and 9%, respectively, while waste volumes increased by 16%. The Eco Intensity Ratios (EIR) showed improved performance in both diabetes care and biopharmaceuticals, and for both water and energy, and on track with the targets for a 10% reduction by 2010 compared with 2005. A set of new long-term targets for environmental performance will be implemented as of 2009. See pp 28–29.

A continued preventative focus on compliance with environmental regulation is beginning to show results. In 2008, the number of accidental releases decreased by 13% to a total of 91. However, in the same period, the number of breaches of regulatory limit values increased by 27% from 22 in 2007 to 28.

During 2008, 13 prescreening audits and 19 regular audits of suppliers’ environmental and social performance were conducted. These resulted in four critical findings and termination of relationship with one supplier.

Social
Attraction and retention of talented people is a key precondition for Novo Nordisk’s ability to develop and grow its business. In 2008, employee turnover increased to 12.1% from 11.6%. A global employer-branding campaign was launched in 2008.

In 2008, a new diversity strategy was implemented, setting a five-year goal for all senior management teams to be diverse in terms of gender and nationality. See p 27.

The level of employee engagement is measured by the average answers of 10 equally weighted questions in the annual survey, eVoice. In 2008, the consolidated score (on a scale of 1–5, with 5 being highest) was 4.2, increasing by 0.1 from 2007 and well above the long-term target of 4.0. This is underscored by a continued high closure rate at 99% of all action points arising from facilitations.

In 2008, the annual spending on training, measured as average spent per employee remained high, amounting to DKK 13,192, which was a slight increase of 0.5%. This level reflects the company’s strategic priority on talent and leadership development, and on lifelong learning offered to all employees.

Changing Diabetes®, Novo Nordisk’s global campaign to improve prevention, detection and care, effectively put diabetes on the public and political agendas. In the second year of marking the UN-observed World Diabetes Day, 14 November, Novo Nordisk succeeded in engaging more than 300,000 people in events in 56 countries. The company’s global advocacy to raise awareness of and spur action on diabetes supports the implementation of the UN Resolution on diabetes, adopted in December 2006, in recognition of diabetes as a major global health challenge and in respect of the human right to proper care. See pp 34–37.

Novo Nordisk’s strategy to improve access to diabetes care is a long-term leadership strategy to promote on-time insulin and provide sustainable diabetes care for all who need it. It focuses on giving people with diabetes priority, driving health outcomes and breaking the curve of the diabetes pandemic. See pp 30–33.

In 2008, the company launched an ambitious five-year programme to supply free insulin and care for children with type 1 diabetes in the world’s poorest countries. The programme, ‘Changing the Future for Children with Diabetes’ aims to reach a total of 10,000 children by 2013. It will be carried out in partnership with the World Diabetes Foundation and local partners.

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Outlook
for 2009

Expectations are
as reported, if not	Current expectations
otherwise stated	29 January 2009

Sales growth
• in local currencies	At the level of 10%
• as reported	Around 5 percentage points higher
Operating profit growth
• in local currencies	At the level of 10%
• as reported	Around 9 percentage points higher
Net financial expense	Around DKK 1.6 billion
Effective tax rate	Around 24%
Capital expenditure	Around DKK 3 billion
Depreciation, amortisation
and impairment losses	Around DKK 2.6 billion
Free cash flow	At least DKK 9 billion

Novo Nordisk expects sales growth in 2009 at the level of 10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals as well as expectations of continued intense competition during 2009. Given the current level of exchange rates versus Danish kroner, the reported sales growth is expected to be around 5 percentage points higher than the growth rate measured in local currencies.

For 2009, operating profit growth measured in local currencies is expected to be at the level of 10%. The forecast reflects a continued improvement of the gross margin and increased spending for sales and distribution relative to sales due to an expected high level of sales and marketing activities primarily related to the expected approval and launch of liraglutide and continued global market penetration for the portfolio of modern insulins. Given the current level of currency exchange rates versus Danish kroner, the reported operating profit growth is expected to be around 9 percentage points higher than the growth rate measured in local currencies.

For 2009, Novo Nordisk expects a net financial expense of around DKK 1.6 billion, reflecting significant foreign exchange hedging losses, primarily related to the US dollar and the Japanese yen as well as expected losses related to non-hedged currencies.

The effective tax rate for 2009 is expected to be around 24%. Capital expenditure is expected to be around DKK 3 billion in 2009. Expectations for depreciations, amortisation and impairment losses are around DKK 2.6 billion, and free cash flow is expected to be at least DKK 9 billion.

All of the above expectations are based on the assumption that the global economic downturn will not significantly deteriorate the business environment for Novo Nordisk during 2009. In addition, all of the above expectations are provided that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone for the rest of 2009. Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen, British pounds, Chinese yuan and Canadian dollars and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Invoicing currency
Annual impact on Novo		Hedging
Nordisk’s operating profit of		period
a 5% movement in currency		(months)

USD	DKK 530 million	15
JPY	DKK 150 million	14
GBP	DKK 80 million	13
CNY	DKK 80 million	15	*)
CAD	DKK 40 million	5
*)USD used as proxy for hedging of Novo Nordisk’s CNY exposure.

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Forward-looking statement

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and the company’s Form 20-F (expected to be filed with the SEC in February 2009), and written information released, or oral statements made, to the public, in the future by or on behalf of Novo Nordisk, may contain forward-looking statements.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•  statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto,

•  statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial ratios,

•  statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•  statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Our focus is our strength’, ‘Pursuing a focused strategy’, ‘Performance in 2008’, including long-term financial targets, ‘Outlook for 2009’ and note 31, ‘Financial risk’, on p 76.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance. Please also refer to the overview of risk factors in ‘Managing risks’ on pp 24–25.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Business results Financial highlights

Sales

	2004		2005	2006		2007		2008		2007–2008	2007	2008

	DKK million		DKK million	DKK million		DKK million		DKK million		Change	EUR million	EUR million

Diabetes care:
Modern insulins (insulin analogues)	4,507		7,298	10,825		14,008		17,317		3,309	1,880	2,323
Human insulins	13,033		13,543	13,451		12,572		11,804		(768)	1,687	1,583
Insulin-related sales	1,350		1,463	1,606		1,749		1,844		95	235	247
Oral antidiabetic products (OAD)	1,643		1,708	1,984		2,149		2,391		242	288	321

Diabetes care total	20,533		24,012	27,866		30,478		33,356		2,878	4,090	4,474

Biopharmaceuticals:
Haemostasis management	4,359		5,064	5,635		5,865		6,396		531	788	858
Growth hormone therapy	2,317		2,781	3,309		3,511		3,865		354	471	518
Hormone replacement therapy	1,488		1,565	1,607		1,668		1,612		(56)	224	216
Other products	334		338	326		309		324		15	41	43

Biopharmaceuticals total	8,498		9,748	10,877		11,353		12,197		844	1,524	1,635

Total sales by segment	29,031		33,760	38,743		41,831		45,553		3,722	5,614	6,109

Europe *)	12,887		14,020	15,300		16,350		17,219		869	2,194	2,309
North America	7,478		9,532	12,280		13,746		15,154		1,408	1,845	2,032
International Operations *)	4,368		5,497	6,494		7,295		8,425		1,130	979	1,130
Japan & Oceania	4,298		4,711	4,669		4,440		4,755		315	596	638

Total sales by geographical area	29,031		33,760	38,743		41,831		45,553		3,722	5,614	6,109

Price and volume/mix	15%		15%	16%		13%		12%
Currency	(4%	)	1%	(1%	)	(5%	)	(3%	)

Total growth	11%		16%	15%		8%		9%

Key figures

	DKK million		DKK million	DKK million		DKK million		DKK million		Change	EUR million	EUR million

Operating profit	6,980		8,088	9,119		8,942		12,373		3,431	1,200	1,660
Operating profit excl AERx® **)	–		–	–		10,267		12,698		2,431	1,378	1,704
Net financials	477		146	45		2,029		322		(1,707)	272	43
Profit before income taxes	7,457		8,234	9,164		10,971		12,695		1,724	1,472	1,703
Net profit	5,013		5,864	6,452		8,522		9,645		1,123	1,144	1,294
Equity	26,504		27,634	30,122		32,182		32,979		797	4,316	4,426
Total assets	37,433		41,960	44,692		47,731		50,603		2,872	6,401	6,792
Capital expenditure (net)	2,999		3,665	2,787		2,268		1,754		(514)	304	235
Free cash flow	4,278		4,833	4,707		9,012		11,015		2,003	1,210	1,478

Per share/ADR of DKK 1

	DKK		DKK	DKK		DKK		DKK		Change	EUR	EUR

Earnings per share	7.45		8.95	10.05		13.49		15.66		2.17	1.81	2.10
Earnings per share, diluted	7.42		8.92	10.00		13.39		15.54		2.15	1.80	2.08
Proposed dividend	2.40		3.00	3.50		4.50		6.00		1.50	0.60	0.81
Quoted price at year-end for B shares	150		178	236		335		271		(64)	44.96	36.35

Ratios

	%		%	%		%		%		Long-term financial target in % ***)

Growth in operating profit	8.7		15.9	12.7		(1.9)		38.4		15%
Growth in operating profit excl AERx® **)	–		–	–		12.6		23.7
Growth in operating profit, three-year average	8.9		11.0	12.4		8.9		16.4
Operating profit margin	24.0		24.0	23.5		21.4		27.2		25%
Operating profit margin excl AERx® **)	–		–	–		24.5		27.9
Return on invested capital (ROIC)	21.5		24.7	25.8		27.2		37.4		30%
Cash to earnings	85.3		82.4	73.0		105.7		114.2
Cash to earnings, three-year average	59.0		82.4	80.2		87.0		97.6		70%
Net profit margin	17.3		17.4	16.7		20.4		21.2
Equity ratio	70.8		65.9	67.4		67.4		65.2

*) Comparative sales figures from 2004 to 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transferred eight countries, incl Bulgaria and Romania, from International Operations to Europe.
**) Excluding costs related to the discontinuation of pulmonary projects.
***) The long-term financial targets were updated in January 2009. See p 9.
Key figures are translated into EUR as supplementary information – the translation of income statement items is based on the average exchange rate in 2008 (EUR 1 = DKK 7.45593) and the translation of balance sheet items is based on the exchange rate at the end of 2008 (EUR 1 = DKK 7.45060).

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Business results Non-financial highlights

Economics

			2004	2005	2006	2007	2008

R&D	R&D expenditure to tangible investments *)	Ratio	1.5:1	1.4:1	2.3:1	3.2:1	4.3:1
	R&D as share of sales *)%		15.0	15.1	16.3	17.2	16.5

Remuneration	Remuneration as share of cash received	%	34	34	33	32	31

Employment	Employment impact worldwide (direct and indirect)	Number of jobs	73,100	78,000	82,700	81,600	88,500

Corporate tax	Total corporate tax as share of sales	%	8.4	7.0	7.0	5.9	6.7

Exports	Novo Nordisk exports as share of Danish exports (estimated)%		3.9	4.7	4.0	3.4	2.7

Environment

Resources	Water consumption	1,000 m3	2,756	3,014	2,995	3,231	2,684
	Energy consumption	1,000 GJ	2,397	2,679	2,712	2,784	2,533
	Raw materials and packaging materials	1,000 tons	111	135	142	152	132

Wastewater	COD	Tons	1,448	1,303	1,000	813	891
	Nitrogen	Tons	121	126	107	107	95
	Phosphorus	Tons	21	22	19	14	15

Waste	Total waste	Tons	21,855	23,776	24,165	17,576	20,346
	Recycling percentage	%	40	33	35	38	51

Emissions to air	CO2	1,000 tons	210	228	229	236	215
	CO2 emissions/sales in DKK (Index 2003 = 100)	Tons/Sales in DKK	92	86	75	72	60
	Organic solvents	Tons	115	124	102	81	93

EIR Water	Diabetes care	m3/MU	–	–	7.8	7.3	5.5
	Biopharmaceuticals	m3/g API	–	–	4.8	4.1	3.7

EIR Energy	Diabetes care	GJ/MU	–	–	5.5	5.1	4.0
	Biopharmaceuticals	GJ/g API	–	–	9.2	7.9	7.3

Compliance	Breaches of regulatory limit values	Number	74	174	123	22	28
	Accidental releases	Number	29	104	135	105	91

Social

Living our values	Importance of social and environmental issues for the future
	of the company **)	Scale 1–5	4.2	4.2	4.3	4.4	4.5
	Managers’ behaviour consistent with Novo Nordisk’s values **)	Scale 1–5	4.0	4.0	4.1	4.2	4.3
	Fulfllment of action points from facilitations of the NNWoM	%	96	100	99	99	99

People	Employees (total)	Number	20,725	22,460	23,613	26,008	27,068
	Rate of absence	%	3.2	3.2	3.0	2.7	2.2
	Rate of employee turnover	%	7.3	8.0	10.0	11.6	12.1
	Engaging culture (employee engagement) **)	Scale 1–5	–	–	4.0	4.1	4.2
	Opportunity to use and develop competences/skills **)	Scale 1–5	3.8	3.8	3.9	4.0	4.1
	People from diverse backgrounds have equal opportunities **)	Scale 1–5	3.8	3.9	3.9	4.0	4.1

Health & safety	Frequency of occupational injuries	No/million work hrs	5.6	7.3	6.2	5.9	5.4
	Fatalities	Number	1	0	0	0	0

Training costs	Annual training costs per employee	DKK	8,992	9,899	11,293	13,130	13,192

Access to health	LDCs where Novo Nordisk operates	Number	35	35	35	38	36
	LDCs where Novo Nordisk sells insulin at or below the policy price	Number	33	32	34	36	32
	Healthcare professionals trained or educated	1,000	–	–	297	336	380
	People with diabetes trained or treated	1,000	–	–	1,060	1,260	1,854

Patent families	Active patent families to date	Number	778	812	913	1,003	890
	New patent families (flrst flling)	Number	145	130	149	116	71

Animals	Animals purchased	Number	47,311	57,905	56,533	54,675	57,253

*) R&D costs adjusted for costs related to discontinuation of all pulmonary diabetes projects.
**) On a scale of 1–5, with 5 being the highest.
See the consolidated non-financial statements on pp 89–99.

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Business results Pipeline progress

Pipeline progress Diabetes care Biopharmaceuticals

In 2008, significant progress was made across Novo Nordisk’s clinical development pipeline.

This overview illustrates key development activities: entries into the pipeline, progression of development compounds, exits from the pipeline and major regulatory approvals.

See more at novonordisk.com/investors/rd_pipeline/rd_pipeline.asp.

Phase 1 Studies in a small group of healthy volunteers, and sometimes patients, usually between 10 and 100, to investigate how the body handles new medication and establish maximum tolerated dose.	Phase 2 Testing a drug at various dose levels in a larger group of patients to learn about its effect on the condition and its side effects.

rFVIIa subcutaneous formulation (NN7720)
(Haemophilia patients with inhibitors)

Novo Nordisk is conducting a phase 1 study investigating bioavailability of subcutaneous injections of innovative formulation technologies to increase convenience of administration for patients. The trial is expected to be completed in 2009.

NN1250
(Type 1 and type 2 diabetes)

In 2008, Novo Nordisk completed a phase 2 programme for NN1250, a neutral, soluble, long-acting new generation of insulin with a flat and predictable profile, potentially providing more than 24-hour coverage by once-daily injection. Novo Nordisk expects to initiate phase 3 trials in the second half of 2009.

Long-acting factor VIIa derivative (NN7128)
(Haemophilia patients with inhibitors)

In 2008, Novo Nordisk completed a phase 1 study of its long-acting recombinant factor VIIa analogue involving 40 healthy males. The analogue is a potential next-generation derivative of NovoSeven® in the treatment of haemophilia patients with inhibitors. With its long duration of action, it is intended to enable prevention of bleeding for the patient. Novo Nordisk expects to initiate a phase 2 clinical trial in 2009.

NN5401
(Type 1 and type 2 diabetes)

In 2008, Novo Nordisk completed a phase 2 programme for NN5401, a neutral, soluble, dual-acting new generation of insulin with improved properties and potential duration of action above 24 hours. Novo Nordisk expects to initiate phase 3 trials in the second half of 2009.

rFXIII (NN1810)
(Cardiac surgery)

In 2008, Novo Nordisk completed a phase 1 study of recombinant blood-clotting factor FXIII in patients undergoing cardiac surgery involving 43 patients and expects to initiate a phase 2 trial in 2009.

Once-weekly GLP-1 analogue (NN9535)
(Type 2 diabetes)

Novo Nordisk is conducting a phase 2 clinical trial of a once-weekly GLP-1 human analogue, designed for people with type 2 diabetes. The phase 2 clinical trial involves more than 400 patients and is expected to be completed in the first half of 2009.

Anti-IL20
(Psoriatic arthritis and rheumatoid arthritis)

In 2008, Novo Nordisk initiated a phase 1 clinical study of anti-IL20, a monoclonal antibody neutralising the interleukin 20 protein. The clinical trial programme involves a study of about 80 patients with moderate-to-severe plaque psoriasis as well as a smaller combined phase 1 trial in healthy volunteers and patients with rheumatoid arthritis.

rFVIIa analogue (NN1731)
(Haemophilia patients with inhibitors)

Novo Nordisk is conducting a phase 2 trial of its fast-acting recombinant analogue of rFVIIa involving about 75 haemophilia patients with inhibitors. The targeted and topicalised mode of action is expected to deliver predictable, fast and sustainable haemostasis. The trial is expected to be completed in 2009.

Anti-C5aR
(Rheumatoid arthritis and systemic lupus erythematosus)

A phase 1 clinical study was initiated in 2008 for anti-C5aR, a monoclonal antibody blocking the C5a receptor. The study involved around 50 healthy volunteers. If successful, this will be followed by trials in patients with rheumatoid arthritis and systemic lupus erythematosus.

Once-weekly growth hormone
(Growth hormone deficiency)

In 2008, Novo Nordisk moved its long-acting growth hormone compound into a phase 2 trial involving more than 30 adults. The product is intended to improve patient convenience by reducing the number of injections needed. The trial is expected to be completed in 2009.

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Business results Pipeline progress

“Novo Nordisk will sustain its leadership in diabetes care by providing new treatments to achieve safe glycaemic control and weight benefits.”

Mads Krogsgaard Thomsen
Chief science officer

Phase 3
Studies in large groups of patients worldwide, comparing the new medication with a commonly used drug or placebo for both safety and efficacy in order to establish its benefit-risk relationship.

Filed/regulatory approval A New Drug Application is submitted for review by various government regulatory agencies.

Liraglutide
(Obesity)

In 2008, Novo Nordisk moved its study for the use of liraglutide as an antiobesity treatment into phase 3. The phase 3 programme will include around 5,000 people and will focus on weight loss and delayed onset of type 2 diabetes, weight loss in subjects with type 2 diabetes and prevention of weight regain. Novo Nordisk expects to complete the programme in 2011.

Liraglutide
(Type 2 diabetes)

In 2008, Novo Nordisk applied for regulatory approval for liraglutide in the US, Europe and Japan among many other countries. Liraglutide is a long-acting human GLP-1 analogue. The clinical development programme involved around 6,200 patients. It is targeted as a treatment for type 2 diabetes as an adjunct to diet and exercise, both as monotherapy and in combination with commonly used antidiabetic medications.

rFXIII (NN1841)
(Congenital rFXIII deficiency)

Novo Nordisk is developing a recombinant FXIII intended to treat congenital FXIII deficiency. FXIII is part of the coagulation cascade and functions by cross-linking fibrin to increase the stability of the clot, making it mechanically stronger and more rigid and elastic. The phase 3 trial involves 40 patients and is expected to be completed in 2009.

NovoMix® 50 and 70
(Type 1 and type 2 diabetes)

NovoMix® 50 and 70 are premixed formulations of the rapid-acting modern insulin aspart. The phase 3 programme involved around 1,500 patients with type 1 or type 2 diabetes. NovoMix® 50 and 70 have been launched in Europe and NovoMix® 50 is approved in the US. Phase 3 trials are under way in Japan.

PrandiMet®
(Type 2 diabetes)

A tablet formulation combining the short-acting insulin secretagogue repaglinide with the insulin-sensitising agent metformin in a single tablet. The clinical development programme for this combination regimen has involved more than 550 patients. PrandiMet® has been approved and launched in the US.

Activelle®/Eviana® low dose
(Hormone replacement therapy)

The low-dose version of Activelle® (Activella® 0.5 mg/0.1 mg in the US) is a continuous-combined hormone replacement therapy intended for treatment of menopausal symptoms and as one of the treatment alternatives for osteoporosis prevention. In 2008, it was launched in the US and approved by EU regulatory authorities.

Vagifem® low dose (Hormone replacement therapy) Vagifem® low dose is a topical product for vaginal appli cation. It was filed for approval in the EU in November 2008.

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Business environment Doing business the Novo Nordisk Way

Doing business
the Novo
Nordisk Way

The Novo Nordisk Way of Management forms the values-based governance framework for the company. From vision to policies, it guides how people at Novo Nordisk put values into action and defines the principles for how the company does business.

The Novo Nordisk Way of Management describes the principles for how to work and behave as an employee of Novo Nordisk. It consists of three elements: the vision, the charter and a set of global policies.

This comprehensive framework was developed more than a decade ago to help grow a culture of empowerment and innovation, and it has proven to be a robust system.

Pursuing the vision
Novo Nordisk’s aspiration is to be the world’s leading diabetes care company and, ultimately, to defeat diabetes. This is the core business proposition, the essence of Novo Nordisk’s contribution to sustainable development and the heart of the vision.

The vision sets Novo Nordisk’s objectives in context and inspires people in their work. It serves to keep everyone’s focus on creating long-term shareholder value and leveraging the company’s unique qualities to gain competitive advantage.

Values in action
The charter includes the values, the commitment to corporate responsibil-

ity, expressed by the Triple Bottom Line, fundamental principles of management, as well as a follow-up methodology to ensure adherence to the principles across the organisation.

As part of the follow-up methodology Novo Nordisk has a global facilitator team consisting of senior people with deep insight into the business and the business environment. On a three-year basis, or more frequently, they measure the extent to which business units operate in compliance with the Novo Nordisk Way of Management.

The head of the facilitation group has a formal reporting line to the chairman of the Board.

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Business environment Values drive performance

Values
drive
performance

In today’s interconnected economy the ability to manage the complexity of business and societal challenges helps ensure sustained growth. The Triple Bottom Line principle enables Novo Nordisk to balance corporate profitability with corporate responsibility, stay attuned to stakeholder concerns and exploit opportunities for innovative collaboration.

From one perspective, the financial downturn is likely to slow economic wealth creation and hamper equitable social development. From another, the current challenges may offer opportunities for alternative solutions that generate long-term value. Energy efficiency supports operational excellence and helps mitigate climate change, healthier lifestyles reduce costs for public healthcare systems and enhance people’s quality of life, and cost-consciousness sharpens focus on value-adding activities. The implications of the current global economic situation are yet to be seen, but history presents ample evidence that businesses that operate with a long-term view and a broad approach are more likely to be risk resilient and adaptable to change.

Earning trust

Novo Nordisk’s values-based approach to doing business drives performance and enhances shareholder value. The Triple Bottom Line principle expresses Novo Nordisk’s commitment to sustainable deve lopment and balanced growth and is

Novo Nordisk employee Jeppe Kjems took personal leave to travel across South America to help raise awareness and screen people for diabetes.

consistent with the principles of the United Nations Global Compact. Through this approach, the company seeks to build its business in a way that is financially, environmentally and socially responsible. Decision-making seeks to balance short-term gains with long-term profitability and shareholder return with other stakeholder interests.

In the current business environment there is more focus than ever on accountability and transparency. Renewed attention is given to risk management, and for the pharmaceutical industry reputational risk is of particular importance. Regulatory authorities, policy-makers, payers, patients and other stakeholder groups seek assurance that companies act with integrity and can demonstrate consistency of words and deeds.

The Triple Bottom Line plays a key role in earning and maintaining Novo Nordisk’s licence to operate and innovate. It helps build reputation and earn trust among stakeholders, attract talent and engage people, build customer loyalty and drive innovation. Ultimately, the commitment to pursue ambitious long-term targets for socially, environmentally and ethically responsible conduct strengthens the company’s competitive position in its markets.

This is why Novo Nordisk has chosen to account for the company’s financial and non-financial performance in one, inclusive report. The intent is to enhance shareholders’ valuation of the company and demonstrate accountability to other stakeholders.

See how Novo Nordisk defines materiality of sustainability-driven issues on p 89 and performance data for prioritised actions on pp 90–99.

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Business environment Pursuing a focused strategy

Pursuing
a focused strategy

Novo Nordisk is a focused healthcare company clearly differentiated from most other major global pharmaceutical companies. It has more than 85 years of specialisation in therapeutic proteins (biologicals) with a clear focus on targeted therapy areas and a strong research and development pipeline.

Focus on proteins
One of the key differentiators for Novo Nordisk compared with traditional big pharmaceutical companies is that Novo Nordisk’s business is almost purely focused on protein engineering, expression and formulation supported by device technology for the convenient administration of medicines. Conversely, most major pharmaceutical companies are currently dependent on small-molecule drugs (medicines in tablet form) and trying to build a presence within proteins. However, developing protein-based drugs requires a very different set-up compared with small-molecule drugs.

Novo Nordisk has world-leading competences in engineering human proteins to make efficacious, convenient and safe treatment options for serious diseases such as diabetes, haemophilia and growth hormone disorders.

Expression of proteins is a key area for Novo Nordisk. In fact, Novo Nordisk is at the forefront of innovation in protein expression in yeast, which is used for insulins, E coli, used for growth hormone, as well as mammalian cells, which are used for NovoSeven®.

Global reach
Even though Novo Nordisk focuses on relatively few therapy areas, the company sells its products in 179 countries and has a presence in 81 countries. Global sales force reach has been achieved by the company’s leadership position in diabetes care and is supported by expanded market positions within haemophilia and growth hormone disorders.

Roger Longman
Editor in Chief, IN VIVO
Novo Nordisk invited Roger Longman to comment on the main challenges facing the pharmaceutical industry today.

Industry
trends

It’s been a tough decade for the world’s largest drug companies.

Big Pharma remains disturbingly reliant on developing new primary-care drugs that may improve upon existing therapies without significantly changing them. World regulatory bodies increasingly demand levels of safety assurance in chronic medicines that most companies simply can’t provide. And when they can, governments and insurers in the world’s largest markets increasingly balk at paying for the drugs.

Science – at least the way Big Pharma has gone about taking advantage of it – hasn’t done much to help. The extraordinary predictions that prompted and were in turn prompted by, the flood of funding into genomics and other new drug discovery technologies in the late 1990s and early 2000s, have proven hollow. Plenty of new drugs may still come out of all this science, but they won’t come quickly.

And they may not come from, or to, Big Pharma. The new drugs that are being approved often target conditions affecting relatively small patient populations, sometimes because regulatory bodies impose strict marketing conditions. Those aren’t the kinds of markets in which Big Pharma is used to making money. Moreover, more of these new products are biologicals – fruits of a technology Big Pharma is still struggling to master. Indeed, today’s new drugs are often better suited to mid-size and smaller companies, which haven’t built, and don’t have to maintain, regulatory and commercial infrastructures whose economic rationale depends on mass-market products.

Which leaves the drug industry in a particularly difficult position: infrastructure- and expense-heavy propped up for now by the significant cash flow from its existing products, but with precious little in its pipelines to replace essential blockbusters soon to face generic competition. Most Big Pharmas face the challenge of replacing products that will be generic within a few years and that today accounts for 25% or more of their 2007 cash flow.

In reaction, many drug firms are diversifying into generics and OTC medicines, to tap into new markets and a more stable cash flow. All of them are acquiring and/ or allying with biotechs to access large-molecule technologies and products. And all of them are at least attempting to restructure their commercial organisations to permit the kind of specialised marketing that is second nature to mid-size and smaller companies.

Maybe some of their experiments will work. But for large companies to thrive in this new environment, they will have to do more than experiment. They will have to embrace wholly new strategies which in turn will require painful managerial and infrastructure decisions. The shape of the industry – and the winners within it – will be determined by how the large drug companies adapt to the new realities.

Roger Longman co-founded Windhover Information, publisher of pharmaceutical industry publications IN VIVO and STARTUP, and the comprehensive database of industry alliances, Strategic Transactions. In March 2008, Windhover was acquired by Reed Elsevier and Longman is now managing director of Elsevier Business Intelligence. He has been involved with the healthcare industry for more than 20 years, is regularly asked to speak at many key industry events and lectures at leading universities.

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Business environment Pursuing a focused strategy

Historically, Novo Nordisk’s sales and marketing efforts have been focused on specialist doctors in all its therapy areas. Due to the rapid increase in diabetes prevalence, Novo Nordisk is expanding its reach to general practitioners to ensure people with diabetes receive timely treatment. This reduces the risk of long-term complications such as blindness and kidney failure.

Focus on key therapy areas

Diabetes care: strategy to expand leadership
Novo Nordisk is the world’s leading insulin company with more than 50% market share by volume. Novo Nordisk is the only company with a full portfolio of modern insulins and the company produces the most widely used disposable and durable insulin pen devices in the world. Beginning with the first patients treated with insulin in the 1920s, Novo Nordisk has been dedicated to continuously improving the safety, effectiveness and convenience of diabetes treatment.

Novo Nordisk’s leadership position within diabetes care is further underlined by the fact that it is the only company with two new generation insulins in late-stage clinical development. If successful, this new generation of insulins is expected to improve treatment outcomes and convenience for people with diabetes even further. Both compounds are expected to enter into the final phase of clinical development before the end of 2009.

The company’s long-acting GLP-1 analogue, liraglutide, has been submitted for regulatory review in the US, Europe and Japan, as well as other markets. Backed by robust clinical data, liraglutide is believed to be well positioned to gain leadership in this new segment in the diabetes care market.

In early 2008, Novo Nordisk decided to stop all further development of inhaled insulin and to accelerate efforts in a new long-term ambition within diabetes care to develop GLP-1 products and oral insulin. The development of these new products is still at an early stage and many technological barriers remain, but significant progress has been made and Novo Nordisk and its partners are enthusiastic about the potential within this area.

Obesity and prediabetes: strategy to explore opportunity
Novo Nordisk is looking at new ways to prevent type 2 diabetes by treating its pre-stages, including obesity, which is known to be a major risk factor in developing type 2 diabetes, cardiovascular disease as well as a range of other life-threatening diseases. More than 75% of people with diabetes are overweight or obese, as are the majority of prediabetic patients. The company initiated a phase 3 clinical trial for liraglutide treatment of obesity at the end of 2008. From a commercial perspective there is attractive potential, but also many challenges, for Novo Nordisk to move into prediabetes and obesity treatment.

Biopharmaceuticals: strategy to establish leadership
Novo Nordisk has a solid position in haemophilia with inhibitors due to the success of NovoSeven®, which remains the only recombinant treatment option for haemophilia patients with inhibitors. In 2008, Novo Nordisk launched a room temperature-stable version of NovoSeven®. Novo Nordisk is also working to develop two potential successors to NovoSeven®: a long-acting recombinant factor VIIa derivative and a short-acting recombinant factor VIIa analogue, both in clinical development.

To expand its leadership beyond haemophilia with inhibitors, Novo Nordisk is committed to leveraging its core protein capabilities to develop recombinant factor VIII and IX compounds for the treatment of haemophilia A and B, respectively. The long-term ambition is to develop more convenient treatment options for haemophilia patients. Novo Nordisk expects to move several new compounds into clinical development over the next couple of years.

Within growth hormone therapy, Novo Nordisk continues to expand the label for Norditropin®, which is still the only liquid, room temperature-stable growth hormone product in a prefilled pen device on the market. Novo Nordisk is developing a new-generation growth hormone that may significantly improve convenience for patients with growth hormone disorders. The new-generation growth hormone is designed to be injected once a week, compared with the existing growth hormone products that are once daily.

Inflammation: strategy to build presence
Inflammation is a relatively new area of investment for Novo Nordisk but, following the discontinuation of all research and development activities within oncology, Novo Nordisk has strengthened its efforts to establish a presence within this area. Building a presence within inflammation is a long-term commitment and the company is in the process of establishing a research centre in Seattle as well as investing in research and development in Denmark. In order to succeed, Novo Nordisk expects to rely on both internal research and external partnerships.

The way forward
The pharmaceutical industry and Novo Nordisk face a multitude of challenges (see pp 24–25). Compared with most major pharmaceutical companies, however, Novo Nordisk is relatively well positioned for future growth owing to its focus on proteins, attractive therapy areas and exciting opportunities in the development pipeline.

To secure long-term success, Novo Nordisk will continue to grow its business in ways that are both responsible and sustainable. The company seeks to make a positive economic, environmental and social impact through its operations, global management standards, community engagements, partnerships and knowledge exchanges.

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Business environment Managing risks

Managing
risks

Increased pressure for substantial innovation in research and development and the need to sustain the growth of Novo Nordisk’s business require an entrepreneurial spirit that encourages calculated risk-taking while upholding rigorous quality standards. At the same time, to protect its people, assets and reputation, Novo Nordisk has to be vigilant about assessing and effectively managing financial and non-financial risks. In the volatile economic climate of 2008, the importance of Novo Nordisk’s approach became clearer than ever.

Overseen by its Risk Management Board, representing senior managers from all parts of the company’s value chain, Novo Nordisk has a systematic, integrated process to continually risk assess a wide range of potential issues. Enterprise risk management increases the company’s ability to assess and understand risks separately and in relation to each other.

Each quarter, all major business areas in the company are required to report to the Risk Office their most significant risks,

along with plans or processes to manage these risks. The Risk Office challenges business areas about reported risks and encourages exploration of longer-term concerns. Reported risks are then consolidated into a ranking and assessment of the company’s key risks. This information is presented to the Risk Management Board, who challenges the overall risk and control profile of Novo Nordisk.

The process is linked to the strategic planning process and considers both financial and non-financial risks.

All assessments of risk take into account the likelihood of an event and its potential impact on the business. Impacts are quantified and assessed in terms of potential financial loss and reputational damage. Risks are assessed based both on the assumption that no mitigating actions will be implemented and at the net risk level, taking into account mitigating actions and their anticipated effect.

The risks that Novo Nordisk deems of greatest importance to its business are categorised and described below. They are not, however, ranked. Many of these issues are discussed elsewhere in the report.

Market risks

Price pressures
Novo Nordisk focuses on developing differentiated products that offer improved treatment options for patients and economic benefits to healthcare systems. As healthcare costs have risen, outstripping the pace of economic growth, there is increasing economic, political and regulatory pressure to contain pharmaceutical prices. The current global economic contraction is likely to add to pressure on government budgets, exacerbating this trend, which could impact the company’s profitability.

Documenting treatment benefits is critical to ensuring that innovation is properly valued. Novo Nordisk is increasing the number of clinical and health economic studies to substantiate the benefits of its products, particularly for improved diabetes treatment.

Biosimilar competition
The market for therapeutic proteins is becoming more attractive to biosimilar producers as more lenient regulatory rules in Europe have made it easier for producers to introduce biosimilar products when patent protection for branded products expires. More lenient rules have also been proposed

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Business environment Managing risks

in the US. The introduction of lower-priced, biosimilar products could potentially result in a significant reduction in net sales.

Traditional insulins have been off patent for years so this is a risk with which Novo Nordisk is familiar and has considerable experience addressing. In countries such as India and China, where the company has long had biosimilar competition, Novo Nordisk has a volume market share of approximately 60% in insulin.

Infringement of intellectual property rights
Patent rights promote and protect investment in innovation, which leads to new and better treatments and long-term economic growth and job creation. Novo Nordisk defends its patent rights whenever there is infringement that could have financial implications for the company.

R&D risks

Bringing new products to market
Continued growth in Novo Nordisk’s business, particularly as patents expire, depends on the company’s ability to develop and market new treatments or breakthrough products. While Novo Nordisk commits substantial effort and resources to research and development activities, certain challenges could delay the introduction of new products. These include an increasingly difficult regulatory environment, recruitment of patients for clinical trials and issues related to production processes.

Regulatory approval
Before a new treatment can be launched, it must receive regulatory approval based on its safety and efficacy. The approval process for new products is generally lengthy and can be expensive and subject to delays. Failure to obtain, or delays in obtaining, regulatory clearance to market products could adversely affect the results of operations. Even after a product is approved, it may be subject to regulatory action based on newly discovered findings about safety or efficacy. Regulatory action may adversely affect product marketing, require changes to product labelling or even lead to withdrawal of regulatory approval.

Production and quality risks

Supply disruptions
Failure or breakdown in any of the company’s vital production facilities could adversely affect the results of operations, as well as possibly causing employee injuries or infrastructure damage.

Fire-prevention design, alarms and fire instructions, annual inspections, back-up facilities and safety inventories are aimed at mitigating this risk. To spread this risk geographically and optimise costs and supply logistics, Novo Nordisk is expanding production capacity beyond the company’s European base to the US, Brazil and China.

Risk of product recalls
Product safety is directly linked to patient well-being, so safety and product quality are paramount concerns from both financial and reputational perspectives. While the gross risk is very high, with product safety having the potential to adversely affect operations, Novo Nordisk believes that its vigorous efforts to manage and mitigate this risk effectively reduce the company’s net risk profile. Novo Nordisk has a corporate quality system in place, with quality audits, quality improvement plans and systematic management reviews.

People-related risks

Attracting and retaining talented people
The company’s ability to develop innovative products and ensure growth and high performance depends on its ability to attract and develop talented people.

Mao Jingmei, senior medical affairs manager for Novo Nordisk in China, has been with the company since 2001 and has seen the company’s growth first hand.

Particularly in areas where Novo Nordisk does not currently have a leadership position, recruiting can be a challenge. Novo Nordisk makes substantial investments in training, and this makes Novo Nordisk people attractive to other companies, particularly those seeking to build a strong platform within the diabetes segment. Appropriately managing remuneration, non-financial benefits and recognition is critical to the company’s long-term success and is prioritised accordingly.

Financial risks

Exchange rates
As a global business, fluctuations in currency exchange rates impact the reported performance. Novo Nordisk’s reporting currency and the functional currency of corporate operations is the Danish krone, which is closely linked to the euro in a narrow range of ±2.25%. However, the company has substantial exposure to other currencies, including the US dollar, Japanese yen, Chinese yuan and British pound.

For information on how the company manages these risks, see note 31 in the financial statements on p 76.

Ethical risks

Marketing practices
In a competitive environment with increas ing public scrutiny and regulation, marketing practices can be the source of legal action or reputational risk. The company’s reputation as a trusted healthcare partner is integral to its ability to effectively maintain and grow its business. At the same time, the regulatory context for marketing activity is constantly changing.

A business ethics policy and global business ethics procedures, paired with close monitoring of performance and enhanced reporting requirements, all aim to mitigate these risks. The policy supplements long-standing local ethics and compliance policies. Significant resources are also dedicated to training marketing and sales people around the world.

Legal risks
Legal issues related to intellectual property, product liability claims and business practices are included in the overview of current legal cases on pp 86–87.

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Business environment Universal principles guide action

Universal
principles
guide action

Harnessing the potential of markets and business by putting values into action is the basis of the United Nations Global Compact. Novo Nordisk has been a subscriber and an active supporter since 2001, and the Compact’s 10 principles for responsible business are incorporated into the company’s governance framework, the Novo Nordisk Way of Management.

Acting with integrity in the market place is paramount to earn trust and win stakeholders’ confidence. Novo Nordisk’s sustainability-driven approach aims to secure the company’s licence to operate and innovate. It also drives performance and sparks innovation across the value chain.

UN Global Compact as a strategic frame
The UN Global Compact’s 10 principles on human rights, labour rights, environment and anticorruption are well aligned with the Novo Nordisk Way of Management (see p 20). The company’s annual communication on progress accounts for achievements and challenges in relation to the business and within its sphere of influence.

In 2008, Novo Nordisk continued to drive company-wide initiatives in respect of these principles across the value chain. Some of these are described below and on the following pages.

Respect for human rights
In 1998, Novo Nordisk was among the first companies to publicly declare support for the United Nations Universal Declaration of Human Rights and include respect for human rights into its principles of doing business. 2008 was the 60th anniversary of this declaration, and Novo Nordisk marked the occasion, along with its partners in Business Leaders Initiative on Human Rights, chaired by Mary Robinson, president of Realizing Rights.

Standards for responsible sourcing
Novo Nordisk has implemented global standards for responsible sourcing in a first phase, asking direct spend suppli-

ers to document performance in terms of compliance with laws and regulations, environment, health and safety, labour practices, ethics and subsuppliers. Expanding the reach to all of the company’s approximately 38,000 suppliers requires a robust methodology to identify and assess relative levels of commercial and reputational risk. This work began in 2008 and will be completed in 2009, with the aim of segmenting suppliers into high-, medium- and low-risk groups. A correlating audit system undertakes prescreenings with new suppliers and audits.

“Respect for human rights is relevant to our business in several ways. It guides our approach to improving access to health, promoting diversity in the workplace and managing risks in our supply chain.”

Lise Kingo
Executive vice president and chief of staff

High standards in bioethics
In research and development, ethical standards for bioethics apply, and Novo Nordisk has a track record of leading this field. In 2008, the company advocated successfully for a new European Medicines Agency guideline on virus safety that postpones the requirement for animals in cell line testing until after phase 3 clinical trials. Since many products never reach that stage, this stipulation will reduce the number of animals used in the development of new pharmaceuticals in Europe. The guideline comes into force in February 2009.

Business ethics compliance
Novo Nordisk has established a Business Ethics Compliance office to support and monitor the company’s business ethics policy and procedures, and manage training covering anticorruption, conflicts of interest, promotion of pharmaceutical products, and interaction with healthcare professionals, suppliers and intermediaries.

These procedures were updated in 2008 to ensure the company’s public affairs work is consistent with its values and in compliance with legal requirements. All managers must be trained in business ethics, and sales and marketing employees undergo annual training. In 2008, 99% of sales and marketing employees were trained. Compliance is overseen by Group Internal Audit, which conducts reviews of business units worldwide. In 2008, 25 reviews were conducted and recommendations are followed up.

Measuring values-based orientation internally

The risk of not living up to the Novo Nordisk Way of Management is greater for some activities than for others, and this relative risk determines the frequency of facilitations, the internal values audit pro cess. For some units, facilitations take place annually; for others, the process takes place once every three years.

A consolidated report, covering the 45 facilitations undertaken in 2008, was presented to the Board in December. These facilitations covered units representing about 9,000 employees, and more than 2,000 were interviewed to determine how corporate values are being lived and implemented throughout the organisation.

The report concludes that there is a strong level of compliance with not just systems and procedures, but also the spirit of the Novo Nordisk Way of Management. Issues observed included opportunities to further improve employee development activities and ways to improve the company’s work climate.

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Business environment Diversity supports global growth

Diversity
supports
global growth

Effective globalisation of Novo Nordisk’s business operations is a precondition for further development and growth. A new diversity strategy aims to leverage individuals’ unique perspectives, talents and skills to strengthen teams’ ability to deliver competitive business results.

Diverse management teams are best suited to promote globalisation and drive performance. This is the underlying assumption of the company’s renewed diversity strategy. Inclusion is an integral element; the key to success is valuing and utilising differences.

In a first phase the focus will be on fostering gender and nationality diversity in management teams. Taking a five-year perspective, the aspiration is that all senior management teams should be diverse in gender and nationality. Currently, 12 of 28 senior management teams include men, women, locals and non-locals. To

Tamara Turman, a sales representative in the US, provides doctors with information in different languages to help patients with diverse backgrounds.

bring the remaining teams in line with this objective, a number of supporting actions are being introduced.

Best individual for the position
Selecting the best individual for a particular position remains the primary principle for recruitment. Secondly, ensuring equal opportunities and non-discrimination is part of the company’s values-based framework.

Greater transparency and a peer challenger function are being introduced for this process, which includes succession lists and preparation of individuals through development plans. From 2009, inclusion of men, women, locals and non-locals must be considered for succession lists for all key positions.

Mentorship will be offered and supportive network initiatives including expatriate networks and a ‘family-buddy’ system is being set up. A network established in the US in 2007, Women in Novo Nordisk (WINN), is being replicated in other regions to support women’s career development throughout the company.

Training in diversity and cultural inclusion is also offered to all employees and is integrated in the company’s leadership development programmes for managers, vice presidents and young talent to build leadership capabilities and a global mind-set. In 2008, nearly 500 new managers went through a four-day personal leadership programme.

The outcome of these measures will be tracked through key performance indicators and assessed through the annual organisational audit process.

Expanding workforce globally
For Novo Nordisk to continue to innovate and grow globally, the quality of its people is the competitive factor. Novo Nordisk is committed to managing in a socially responsible manner by caring for the people who rely on the company’s products as well as employees. To successfully create long-term value and relationships with stakeholders, it is critical to be able to attract, retain and develop talented people from diverse backgrounds.

Strong global growth can best be supported by a diverse team that reflects the diversity of the company’s customers. The majority of the nearly 3,500 new employees hired in 2008, about 75%, work in the company’s expanding affiliates. Projections indicate a particular need to recruit people for research and development activites, and sales and marketing. Notably, the majority of the company’s workforce growth over the next decade will be outside Denmark.

Recruiting talent
To attract the best talent as the company grows rapidly, Novo Nordisk invests in strengthening its profile at leading universities in key markets. In 2008, the company expanded its Graduate Programme to China, where university graduates work for three eight-month stints at different locations, including locations in both China and Denmark.

A great place to work
The annual global work climate survey, eVoice, shows that people at Novo Nordisk are highly engaged. On an index that measures employees’ level of engagement by 10 criteria, the average score was 4.2 on a scale of 1 to 5, with 5 being the highest.

The company’s commitment to fight diabetes and the way it takes social and environmental responsibility are particularly motivating to employees. The Novo Nordisk values, global standards and the opportunity for a life-changing career are the building blocks for the company’s recent employer-branding initiative.

“The company culture, the opportunity to save people’s lives, to make a difference in society, and to grow personally and professionally: this is the employer value proposition that differentiates Novo Nordisk. It also reflects what many of today’s job applicants seek in an employer,” says Lars Christian Lassen, senior vice president, Corporate People & Organisation.

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Business environment Strengthening environmental management

Strengthening
environmental
management

Through prudent use of nature’s resources since the early 1990s, Novo Nordisk has achieved improvements in eco-productivity. Efficient resource consumption reduces environmental impacts and lowers costs for both the company and society.

The correlation between sound environmental management and cost optimisation is a well-established business case for a broader business perspective. Now Novo Nordisk’s updated strategy for environment, health and safety raises the bar. The company expects to continue to increase production. This means being able to provide treatment for more patients while decreasing environmental impacts and reducing the frequency of occupational injuries.

Progress towards the ambitious target of achieving an absolute 10% reduction in 2004 CO2 emissions by 2014 demonstrates that it is possible to reduce energy consumption while increasing production. Similar absolute reduction targets have now been set for energy and water consumption, frequency of occupational injuries and injury severity. CO2 emissions fell for the first time in 2008, achieving a 9% reduction compared to 2007.

Climate action shows results
Novo Nordisk’s climate strategy aims to reduce carbon-based fuel dependency and demonstrate leadership. It hinges on three levers: continued efficiency gains, energy savings and conversion to renewable energy. While the strategy is global, particular focus has been on Danish production sites. The energy-intensive process of producing the active pharmaceutical ingredient for Novo Nordisk’s insulin products takes place only in Denmark and in 2008 represented 85% of the company’s total CO2 emissions.

Novo Nordisk launched its pioneering partnership with its Danish energy supplier, DONG Energy, in 2007 to help identify energy savings and translate the financial value of these into new wind energy. The company’s objective was to use only green electricity for its Danish operations by 2014. Significant reductions in energy consumption, even as sales and production have increased, mean that this goal is expected to be achieved several years ahead of schedule.

Pharmaceutical industry standards include stringent air quality requirements, so a large percentage of energy is used for ventilation and cooling. By making rela tively simple facility management changes to optimise ventilation, the company has achieved significant energy savings and emission reductions.

Nearly a quarter of the 112 energy-saving projects the company undertook during the year required no upfront investment, only changes in facility management. Half of the energy-saving projects undertaken globally in 2008 are expected to pay for themselves within one year, and two-thirds of the rest are expected to pay for themselves within three years.

Outside Denmark, the company’s Brazilian production facility in Montes Claros is now using biomass instead of fuel oil for steam production, bringing the facility close to CO2 neutral as the main electricity supply is based on hydropower. When running at full capacity, this plant will be the company’s biggest insulin filling facility.

Novo Nordisk has also built significant energy and water efficiencies into the production facility currently under construction in Tianjin, China. The facility is expected to open in 2012, and as a result of eco-efficient design will need less energy than similar production facilities elsewhere.

Jonathon Porritt Founder director, Forum for the Future Novo Nordisk invited Jonathon Porritt to present his perspective on the connection between climate change and global health.

Climate change and health

The World Health Organization’s new report on ‘The Social Determinants of Health’ is an extraordinary document. It spells out the dire consequences for societies all over the world of the cumulative impact of today’s toxic ‘policy mix’ – a mix that has driven economic growth at all costs, increasing levels of inequality, trashing the environment, and bringing us to the brink of runaway climate change.

The health impacts of climate change, particularly in developing and emerging economies are already severe: more people suffering from water and food shortages, more people displaced from degraded lands or spreading deserts; insect-borne diseases expanding their range, and so on. The WHO estimates as many as 150,000 excess deaths a year from climate change.

Understandably, scientists are cautious about claiming that any particular event

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Business environment Strengthening environmental management

Credit for much of the company’s progress in resource management is due to the hard work and diligence of energy stewards placed throughout the organisation. In addition to implementing efficiency projects, the 30 energy stewards serve as challengers at the production facilities, looking for ways the company can improve.

Updated strategy
Following an assessment of the company’s performance, trend analysis and peer reviews, an updated strategy for environment, health and safety at Novo Nordisk’s production sites highlights six focus areas: energy, water, waste, accidental releases, occupational injuries and ergonomics. The strategy sets three- to five-year targets in each of the areas, and action plans will be implemented in 2009.

Credit for much of the company’s progress in resource management is due to the hard work and diligence of energy stewards.

Reducing water usage
Understanding and developing a comprehensive plan for managing the company’s water footprint was another 2008 achievement. An absolute water reduction target has now been set, and detailed water mapping will be finalised by 2012 at sites using the most water. The company’s filling plants, particularly those outside Denmark, offer the biggest opportunities for reducing water usage per produced unit.

Waste management next on list
Performance improvements were seen in all of the company’s key environmental indicators in 2008 with the exception of waste. Efficient waste management is a challenge that will have to be tackled. A systematic assessment to better understand the sources of waste and their impact will be undertaken with the aim of stabilising waste volumes.

Certified health and safety management
Novo Nordisk’s commitment to health and safety supports the company’s people-centred culture, which helps attract employees and reduce staff turnover.

All production units passed an OHSAS 18001 health and safety certification process in 2008. This required introduction of health and safety stewards and workplace assessments at sites globally, as well as a more structured process for assessing health and safety risks. As a result, despite the company’s growth, job-related injuries fell during 2008, nearly reaching the company’s target for 2010. At the new facility construction in China, the health and safety target is a maximum of 10 injuries for every 1 million working hours, the company’s global target for production sites. Construction contractors must undergo regular inspections, have extensive safety training in place, investigate all work-related injuries and submit plans to avoid future injuries.

Frank Jensen-Maar discusses energy savings at Novo Nordisk’s production site in Hillerød, Denmark, with Johan Moltke of DONG Energy.

is the direct consequence of climate change. After all, there have always been floods and droughts, heat waves, forest fires, extreme air and water pollution events. But it is the increased incidence of such phenomena that is now being laid at the door of climate change – as with the dramatically increased incidence of forest fires in Mediterranean countries, for instance.

The heat wave that hit France in August 2003 (leading to at least 30,000 additional premature deaths) exceeded ‘normal’ temperature ranges by such a huge margin that all scientists now attribute this directly to climate change.

All that is just a taste of things to come. Accelerated climate change, whether in the rich world or the poor world, brings with it the prospect of increasingly serious health impacts. Public health practitioners and sustainable development activists may still speak ‘different languages’, but they have everything to gain from working much more closely together.

Governments need to make that happen in terms of joining up different policy areas (climate change, health, transport, education and so on), and businesses can make that happen by helping employees and customers to understand that a healthy life has to be a low-carbon life.

Jonathon Porritt is co-founder of Forum for the Future, a leading sustainable development charity. He was appointed chairman of the UK Sustainable Development Commission, the UK government’s principal source of independent advice across the sustainable development agenda, in July 2000. His latest books are Capitalism As If The World Matters and Globalism & Regionalism.

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Diabetes care Changing diabetes is possible

Changing diabetes
is possible

With effective insulin treatment people with diabetes can achieve good blood sugar control. The critical factor is for care providers to offer timely initiation and intensification.

Achieving and maintaining good glycaemic control is key to effective diabetes care, but many people with type 2 diabetes do not achieve treatment targets. Poor control can lead to late-stage complications such as blindness, kidney disease and lower limb amputations.

Novo Nordisk’s diabetes strategy is to provide innovative treatments that improve quality of life and treatment outcomes for people with diabetes.

In the near term, the main focus is a continued drive to make Novo Nordisk’s portfolio of modern insulins available to more people and to ensure optimal treatment outcomes. For the individual, this means ‘treat to target’ – that is, keeping blood sugar levels stable within the recommended range.

New treatment guidelines
In October 2008, a new set of treatment guidelines for type 2 diabetes was issued jointly by a panel of experts from the American Diabetes Association and the European Association for the Study of Diabetes. For the initial treatment phase, the guidelines continue to suggest lifestyle changes – diet and exercise – and treatment with metformin.

If glucose/glycaemic goals are not met or maintained over time, the guidelines recommend combining metformin with a basal insulin, such as long-acting Levemir®, with Glucagon-Like Peptide-1s (GLP-1s) as an alternative treatment option. GLP-1s are the class of diabetes treatment that includes liraglutide, a once-daily human analogue of the naturally occurring human hormone, submitted by Novo Nordisk for regulatory approval in the US, Europe, Japan and many other countries in 2008.

As a third step, the guidelines call for a transition to intensive insulin treatment

Rury Holman FRCP
Professor of Diabetic Medicine, University of Oxford
Novo Nordisk invited Rury Holman to discuss research that supports earlier insulin inititation for diabetes treatment.

Limitations
of existing diabetes
treatment

Despite the availability of many different treatment modalities for type 2 diabetes, two fundamental therapeutic issues have yet to be addressed. People with type 2 diabetes continue to have an excess cardiovascular morbidity and mortality, compared with the general population, and no single therapy is able to maintain good blood glucose control in the longer term.

Individuals with type 2 diabetes are two to four times more likely to develop cardiovascular disease than non-diabetic individuals, even after adjustment for age, ethnicity, household income, cholesterol, blood pressure and smoking. 65% of people with diabetes continue to die from coronary heart disease or a stroke, despite cholesterol, blood pressure, smoking and other risk-reduction strategies. An open question is whether long-term good blood glucose control can further reduce cardiovascular risk in these individuals. The 20-year UK Prospective Diabetes Study (UKPDS) showed that improved blood glucose control reduced the risk of loss of vision and kidney damage but had only a marginal impact on coronary disease. Three new cardiovascular outcome trials of improved blood glucose control that reported in 2008 (ACCORD, ADVANCE and VADT) all showed small reductions in cardiovascular risk but none achieved statistical significance. Although inconclusive, these favourable trends are however in line with UKPDS data that suggest improving blood glucose control could result in a modest reduction in the risk of heart attacks (14% reduction for a 1% drop in HbA1c). The good news is that the new UKPDS 10-year post-trial monitoring data, also published in 2008, confirms the long-term cardiovascular benefits of earlier improved blood glucose control with emerging risk reductions of 15% for heart attacks and 13% for death. The ACCORD trial, however, added a cautionary note with an unexpected 22% increased risk of death associated with overly aggressive glucose lowering in people with longstanding diabetes, many of whom already had cardiovascular disease.

It is now clear that the achievement and maintenance of good glycaemic control should be a primary aim from the time diabetes is first diagnosed. The ACCORD, ADVANCE and VADT trials showed that sustained improved glucose control could be obtained with combinatorial use of currently available therapies but there remains a major unmet need for more durable glycaemic treatments. These should facilitate near-normal HbA1c levels without promoting weight gain or hypoglycaemia, be simple to administer without onerous glucose monitoring requirements and, crucially, have no long-term adverse effects such as further increasing patients’ cardiovascular risk.

Prof Rury Holman was the first Professor of Diabetic Medicine to be appointed at the University of Oxford. He is immediate past Academic Chairman of the Oxford Centre for Diabetes, Endocrinology and Metabolism (OCDEM), Director of the University of Oxford Diabetes Trials Unit, and an Honorary Consultant Physician to the Oxford Radcliffe Hospitals NHS Trust. He divides his time between clinical care of patients, teaching and his extensive research interests. He has published over 250 peer-reviewed manuscripts and has designed and run many multicentre studies that focus primarily on the prevention, appropriate treatment and cardiovascular risk reduction of type 2 diabetes. Currently he Co-Chairs the NAVIGATOR and TECOS trials and is Chief Investigator of the 4-T, ACE and UKPDS trials.

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Diabetes care Changing diabetes is possible

to maintain treatment targets. This may include adding a rapid-acting modern insulin at mealtimes, such as NovoRapid®, in addition to a basal insulin.

Substantial innovation
The use of GLP-1 as an option for early treatment is supported by clinical data and experience, including Novo Nor disk’s comprehensive LEAD™ programme (Liraglutide Effect and Action in Diabetes). LEAD™, a series of six randomised, controlled, double-blind studies conducted in more than 40 countries, involved about 4,000 patients with type 2 diabetes and inadequately controlled blood glucose.

“High blood glucose levels lead to health complications. Unfortunately, better control has long been associated with hypoglycaemia and weight gain and it is known that some patients avoid treatment to avoid the associated weight gain.”

Mads Krogsgaard Thomsen
Chief science officer

Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by suppressing appetite. Data from a 52-week phase 3 study (LEAD™ 3) published in The Lancet showed that liraglutide, when taken alone, produces statistically significant and sustained improvements in blood sugar control in patients with early type 2 diabetes, as compared with glimepiride, a widely used oral antidiabetic drug. Treatment with liraglutide also led to weight loss, reduced systolic blood pressure and lower rates of hypoglycaemia[1].

See more at annualreport2008. novonordisk.com/how-we-perform/ responsible-business-practices/advocacy/ changing-diabetes.asp.

Mads Krogsgaard Thomson, chief science officer, was interviewed during the 2008 meeting of the European Association for the Study of Diabetes.

Focus on patients

For people with diabetes, like Leena Irmeli Lallukka of Finland, achieving treatment targets and staying in good control is often a challenge. She was 44 with a demanding job as head of two day care centres when she was diagnosed with type 2 diabetes.

Leena Irmeli Lallukka first tried to regulate her diabetes by following a healthy diet, but when her blood sugar levels were still too high, she was prescribed tablets and insulin to treat the condition. Now that she is combining exercise with a low-fat diet and proper medication, “I feel quite well,” she says.

Still, she admits that managing her treatment can be difficult. “I don’t monitor my blood sugar level as often as I should. I want to lose more weight, and I would like to lower the stress I am feeling because of my work. Then I could eat better and exercise regularly.”

In addition to advocating for treatment improvements and care access, Novo Nordisk encourages healthcare professionals and policy-makers to adopt clinically validated solutions to support better self-management through the DAWN (Diabetes Attitudes Wishes and Needs) programme. The initiative, a collaboration with the International Diabetes Federation, the International Society for Pediatric and Adolescent Diabetes and an international expert advisory board, puts patients at the centre of diabetes care.

Leena Irmeli Lallukka, who was diagnosed with type 2 diabetes at the age of 44, wishes she had more time for exercise.

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Diabetes care Supporting individualised treatment options

Supporting
individualised
treatment options

At the end of 2008, Novo Nordisk was the global market leader in diabetes care with 52% of the total insulin market and 44% of the modern insulin market, both measured by volume. Market growth is expected to continue and there is significant potential, particularly with modern insulins.

Modern insulins are designed to mimic the body’s own physiological insulin regulation of blood glucose levels more closely than human insulin, resulting in better glucose control, low hypoglycaemia and increased convenience. Better regulation of blood glucose levels is associated with fewer serious complications and better treatment outcomes. Modern insulins are classified by how fast they start to work in the body and how long their effects last.

Novo Nordisk offers a full portfolio of modern insulins covering fast-acting, long-acting and premixed modern insulins:

•	Levemir®, a soluble long-acting modern insulin for once-daily use.

•	NovoRapid® (NovoLog® in the US), a rapid-acting modern insulin to be used at mealtimes.

•	NovoMix® 30 (NovoLog® Mix 70/30 in the US), a dual-release modern insulin that covers both mealtime and basal requirements.

Kåre Schultz, chief operating officer.

Strategy to expand leadership
The company’s commercial strategy is to expand its leadership within injectable insulin, gain GLP-1 leadership and continue to offer innovations that address unmet medical needs. Two new generation insulins, which have finalised phase 2 development, are designed to be even longer acting to improve treatment outcomes and provide more convenient therapy. If successfully brought to market, Novo Nordisk’s continued insulin leadership will be sustained when current modern insulin patents expire and biosimilar insulin analogues potentially enter the markets.

“Our full portfolio of modern insulins and superior delivery devices offer treatment options for all people with diabetes.”

Kåre Schultz
Chief operating officer

Novo Nordisk’s protein engineering expertise, combined with device competences, provides a strong base for continued leadership in diabetes care. Insulins and GLP-1s must currently be injected through the skin with the help of a pen device. Novo Nordisk’s advanced products within insulin delivery systems include FlexPen®, the world’s most used insulin delivery device. Development of new prefilled and durable devices support new products and offers improved convenience. Research in this area includes new injection device platforms, insulin pumps, and oral administration of GLP-1 and insulin.

Pursuing options for treatment administration
Sometimes clinical development does not lead to desired outcomes despite hard work and dedication. That was the case when in early 2008 Novo Nordisk announced it

Diabetes key events 2008
•	Novo Nordisk maintains global market leadership in diabetes care.

•	Novo Nordisk files for regulatory approval of liraglutide in the US, Europe, Japan and many other countries.

•	Novo Nordisk researchers are nominated for Europe’s top innovation prize for engineering Levemir®.

•	Novo Nordisk launches the new generation of FlexPen®
	–	the world’s most widely used prefilled insulin pen.

•	NovoMix® 30 achieves block-buster status, with 1 billion US dollars in sales in a 12-month period.

•	Novo Nordisk discontinues the development of pulmonary projects.

would discontinue its development of inhaled insulin and instead focus on research and development of a new generation of delivery systems and options such as oral administration. As a result, 360 employees at Novo Nordisk Delivery Technologies Inc. in Hayward, California, became redundant but all were offered other positions or outplacement assistance.

The decision also brought to an end phase 3 clinical trials involving around 2,500 patients in nearly 40 countries. Patients were switched to treatment alternatives recommended by their doctors. The decision was not due to safety concerns, but because it was found that fast-acting inhaled insulin, in the form it is known today, is unlikely to offer significant benefits over injections with pen devices.

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Diabetes care Supporting individualised treatment options

Modern insulin portfolio update

Levemir® available in 69 countries
Levemir® was launched in six countries in 2008, including Mexico and Algeria, bringing the total number of countries where it is marketed to 69.

Two studies during 2008 confirmed the benefits of Levemir®: a head-to-head study with an alternative treatment, insulin glargine, demonstrated that once daily is an effective dosing frequency for Levemir® and that Levemir® has a comparable blood glucose response to insulin glargine over a 24-hour period in patients with type 2 diabetes[2]. In the other study, Levemir® additionally demonstrated significant weight loss for overweight or obese type 2 patients being initiated into insulin treatment[3]. The weight advantage is important because weight gain is a common barrier to insulin initiation, according to diabetes experts.

NovoRapid® in pumps for children
In 2008, the US regulatory authorities, FDA, approved NovoRapid® (NovoLog® is the brand name in the US) for infusion by external insulin pump in paediatric patients between the ages of 4 and 18 years. NovoLog® is the first and only modern insulin approved for this use.

Over 70% of patients reach target with NovoMix® 30
In 2008, results were published from IMPROVE™, one of the largest-ever observational studies in diabetes, designed to assess the safety and effectiveness of NovoMix® 30 in type 2 diabetes. The study involved over 58,000 patients from 11 countries. Results showed that after six months of treatment with NovoMix®

30, 71% of patients reached the target HbA1c (a way of measuring blood glucose levels) of less than or equal to 7%. This was achieved with a 70% reduction in patient-reported major hypoglycaemic events and no significant weight gain[4]. At enrolment, more than half of all patients were in poor control, with an HbA1c of over 9%, significantly higher than the recommended target of less than 7%.

FlexPen® simplifies treatment
Because treatment compliance is closely linked to better health outcomes, the company continues to develop more convenient delivery systems that make it easier for patients to manage their condition and without interruption to their lives. These include FlexPen®, the world’s most used insulin delivery device[5]. Novo Nordisk launched a new generation of FlexPen® during 2008.

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Diabetes care Setting an agenda for change

Former Secretary-General of the UN Kofi Annan with Novo Nordisk’s Chief of staffs Lise Kingo at the ‘Unite to Change Diabetes’ Leadership Forum in Moscow.

Setting
an agenda
for change

Novo Nordisk’s promise of Changing Diabetes® underpins the company’s strategy in diabetes care. Three ambitions drive its efforts: give priority to people with diabetes, improve treatment outcomes and break the curve of the global diabetes pandemic.

Through its Changing Diabetes® initiatives, Novo Nordisk supports the implementation of the UN Resolution on Diabetes to secure the right to diabetes care. With its resolution, adopted in December 2006, the UN encourages member countries to develop national policies for the prevention, treatment and care of diabetes in line with the sustainable development of their healthcare systems.

Give diabetes priority
Putting diabetes on the health policy agenda is the aim of the Global Changing Diabetes® Leadership Forums spearheaded by Novo Nordisk. This initiative calls for ac-

tion and spreads awareness of best treatment practices that can lead to improved outcomes. The second international Forum ‘Unite to Change Diabetes’ was held in Moscow in November 2008 at the initia-

“Without tackling the diabetes epidemic which is now gripping our world, we will, I fear, find many of our ambitions for the future simply impossible to achieve.”

Kofi Annan
Former Secretary-General of the United Nations

tive of the Russian Diabetes Federation. Kofi Annan, former secretary-general of the UN, gave the keynote address.

“When people get involved, politicians often find the courage to do the right thing,” he said, proposing the Global Fund for HIV/AIDS as a potential model for diabetes.

Improving healthcare is a priority of the current Russian government. Diabetes and related complications are the third most common cause of death in the country, after cardiovascular disease and cancer.

The forum was attended by about 300 healthcare professionals, regional government officials, and people representing international and national patient organisations. Participants adopted a resolution for improving quality of care and a pilot project was launched to improve diabetes screening and diagnosis with the aim of improving treatment outcomes.

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Diabetes care Setting an agenda for change

In 2009, Novo Nordisk will coordinate a Forum to address the diabetes challenge in China.

Improving treatment
The Novo Nordisk IMPROVE™ programme is a global medical and public awareness campaign seeking to engage stakeholders in solving the problem of inadequate treatment. The programme is backed by the Changing Diabetes® Barometer which identifies best practices for the prevention and management of diabetes. The Barometer provides a set of quality indicators defined by international guidelines including targets for blood glucose, blood pressure, weight control and lipids. It also measures quality of life experienced by patients and direct and indirect healthcare expenditures. By creating more transparency, it is the aim to give policy-makers and healthcare providers the best possible basis for making informed decisions about improving health outcomes while bringing down total costs.

By the end of 2008, more than 70 countries had submitted data for the Changing Diabetes® Barometer online world map, which goes live in 2009. The map shows the status of diabetes treatment and is a collaboration with the International Diabetes Federation.

Where data is available, the map includes health economic data. One such case comes from the US where a study found that, due to higher medical expenditures and lost productivity, the total cost of diabetes in the United States exceeds 217 billion US dollars[6]. The research commissioned by Novo Nordisk’s National Changing Diabetes® Programme shows that beyond the estimated 174 billion dollars that is widely accepted as the cost of diagnosed diabetes in 2007, other costs include 18 billion dollars spent on 6.3 million people with undiagnosed diabetes; 25 billion dollars for 57 million American adults with prediabetes; and 623 million dollars for the 180,000 pregnancies where diabetes during pregnancy is diagnosed.

Breaking the curve
With 380 million people predicted to be in need of diabetes care for the rest of their lives by 2025, this condition presents a significant challenge to socioeconomic development. Every 10 seconds two people develop diabetes, and one person dies from diabetes-related complications. In one generation, the prevalence of diabetes has increased sixfold worldwide.

While diabetes is not yet a curable disease, it can be treated and, in many cases, it can even be prevented. Novo Nordisk's global awareness-raising campaign, which includes the Changing Diabetes® Bus, drives awareness of the personal and societal risks of diabetes. Through its National Changing Diabetes® programmes, Novo Nordisk promotes better education of healthcare professionals and wider availability of screening for diabetes symptoms to help save lives and significant costs long term. Capacity-building outreach is reported on pp 6–7.

Making change happen in Turkey

Increased prevalence of diabetes is particularly notable in emerging markets such as Turkey. The country’s move in 2004 from a central provision system to a free pharmaceutical market with reimbursement made healthcare available to more people in a country where the national prevalence of diabetes is higher than the global average (7.8% versus 5.9%). An estimated 3.2 million people have the condition – a number expected to nearly double to 5.5 million by 2025. Many are in poor glycaemic control.

In 2007, Turkey created a national plan for awareness and treatment of diabetes and initiated a Turkish Diabetes Control Project. The project’s aim is to educate physicians about better diabetes treatment. By the end of 2008, it had reached an estimated 700 physicians, 200 nurses and 750 patients.

Novo Nordisk was a catalyst for these activities as part of its efforts to highlight diabetes on Turkey’s healthcare agenda. Since establishing its affiliate in Turkey in 1993, Novo Nordisk has collaborated closely with healthcare authorities, healthcare professionals and patients on activities such as sponsoring information supplements, TV and radio programmes about diabetes, diabetes congresses for physicians, and meetings for people with diabetes to learn how to better manage the condition.

Novo Nordisk is the insulin market leader in Turkey. Its basal insulin, Levemir®, has gained the highest market share in Turkey of all of the company’s top 10 markets. Motivation and engagement by employees is high, with an unusually low level of staff turnover.

As in any fast-growing pharmaceutical market, there are challenges, including increased competition, pricing pressures and more regulation of the industry. Yet Turkey’s recognition of the need to apply resources to address diabetes and other chronic diseases serves as a model for other countries.

“Improving diabetes care not only benefits the quality of life for millions of people but also greatly reduces healthcare costs in the long run due to fewer complications and better health outcomes. This is what Changing Diabetes® is all about,” says Mads Bo Larsen, vice president of Novo Nor disk’s Near East business area and general manager of Novo Nordisk in Turkey.

More than 40,000 people visited the Changing Diabetes® Village in Cairo on World Diabetes Day in 2008.

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Diabetes care Ensuring access to care

Ensuring
access
to care

Novo Nordisk leverages its history of building healthcare partnerships to create long-term solutions that have impacts far beyond the company’s own efforts. The company's approach to improved access aligns with the UN Global Compact principles in respect of human rights and the UN Millennium Development goals.

Novo Nordisk's comprehensive programmes in the field of diabetes care target disadvantaged communities and the most vulnerable populations with the least access to care. These groups include people living in the countries classified by the United Nations as least developed countries (LDCs); low-income groups in emerging economies; migrants in developed countries; women and children.

While affordability of care is a significant barrier, there are other obstacles that are just as critical. These include lack of awareness about diabetes, lack of knowledge among healthcare providers in diagnosing and treating the condition, too few hospitals and clinics equipped to treat diabetes, and a lack of national healthcare strategies to tackle the epidemic. Seeking to overcome these barriers, the company puts efforts into building sustainable solutions that provide immediate relief while also building long-term capacity.

Changing the future for children in Africa
While access to insulin is generally difficult in poor countries, many children die in hospitals even where insulin is available. Parents often lack money to pay for transportation to hospitals. Because diabetes shows in children as an acute crisis, they are often misdiagnosed and given the wrong, sometimes fatal, treatment.

In December 2008, Novo Nordisk announced an ambitious five-year project to change the future of these children. The programme, called ‘Changing the Future for Children with Diabetes’, will begin in 2009 with an initial roll-out in Camaroon, Uganda, Tanzania, Guinea-Conakry and the Democratic Republic of Congo. A series of satellite centres will be set up around existing hospitals and clinics for diagnosis, patient education and registration, and healthcare training. Treatment, including free insulin, will also be provided.

The programme, which supports the UN goal of reducing child mortality, builds on an approach the company began in Tanzania in 2006. Children with type 1 diabetes are referred to a Novo Nordisk-funded diabetes clinic for specialised care, which has led to dramatically decreased mortality. Emergency admissions have also dropped. The company hopes to reach 10,000 children by 2013 by expanding this approach.

Improved pricing initiative
Novo Nordisk has since 2001 been committed to improving access to care and essential medicines to people living in the least developed countries. One important initiative involves offering insulin to the public health systems in the least developed countries at or below a price of 20% of the average prices for insulin in the Western world. In 2008, the company launched pilot projects in six countries to ensure that people with diabetes actually benefit from preferential pricing. These measures include reducing insulin prices on the private

During the World Diabetes Foundation summit in India in 2008, Lars Rebien Sørensen, CEO, greeted the teacher of a course on healthy eating.

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Diabetes care Ensuring access to care

market, initiating discussions with local agents to reduce mark-ups, and working with governments to centralise insulin procurement.

Women at higher risk
Children born to mothers with gestational diabetes are eight times more likely to develop diabetes, and the mothers have a 70% risk of redeveloping diabetes. Novo Nordisk initiated a new focus on this issue along with the Danish Minister for Development Cooperation, the Global Alliance for Women’s Health and the World Diabetes Foundation, at a leadership forum in 2008. Novo Nordisk, as part of its commitment to support the Millennium Development Goal on gender equality and women’s empowerment, is working with partners to conduct further research into women, diabetes and development. The company will also increase its focus on women and diabetes through other diabetes care activities in the developing world. These include screening programmes and awareness campaigns.

See more at annualreport2008. novonordisk.com/how-we-perform/ access-to-health/default.asp.

Anja Lægaard Almind, a lab technician at Novo Nordisk, volunteered at Tanzania’s second diabetes summer camp for children.

The World Diabetes Foundation (WDF)

In recognition of the World Diabetes Foundation’s (WDF’s) achievements during its first five years, shareholders of Novo Nordisk approved an additional donation of up to 575 million Danish kroner at the March 2008 Annual General Meeting for the next 10-year period.

In addition, Novo Nordisk employees donated nearly 500,000 kroner in 2008 to support specific WDF fundrais-

ing projects. The WDF has funded 182 projects in 83 countries, focusing on awareness, education and capacity-building at local, regional and global levels. The total project portfolio has reached 191.4 million US dollars of which 62.2 million dollars were donated by the WDF. A projection based on achievements to date indicates that the initiatives funded by the WDF will positively impact the lives of 66 million people.

Performance indicators
•  5,103,470 people have attended 4,427 screening camps.

•  2,876,565 people have been screened for diabetes.

•  229,829 people have been treated at the 754 established clinics funded by the WDF.

By the end of 2008, the WDF had supported the training of 14,433 doctors, 12,835 nurses and 27,852 paramedics. In addition, more than 32,090 cases of diabetic retinopathy have been detected, and 21,991 eyes and 18,232 feet saved.

See more at worlddiabetesfoundation.org.

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Biopharmaceuticals Focusing on strengths in biopharmaceuticals

Focusing on
strengths in
biopharmaceuticals

Novo Nordisk’s ambition is to offer products and services that make a difference. Over the years, Novo Nordisk has built very specialised expertise in protein engineering and formulation. The company’s focus on haemophilia, inflammatory conditions, human growth hormone therapy and hormone replacement therapy builds on this expertise, as well as decades of experience with chronic and auto-immune conditions.

Expanded haemophilia pipeline
Since its introduction 12 years ago, NovoSeven® has been a first-line treatment for bleeding in haemophilia patients with inhibitors. Because of the effectiveness of NovoSeven® as a coagulant to stop bleeding, the company pursued regulatory approval for the product in critical and severe bleeding. It was hoped that NovoSeven® could be used to reduce severe bleeding in cases where no other treatment exists, but the practical difficulties of proving effectiveness for severe traumatic injuries in a way that would satisfy regulators led Novo Nordisk to discontinue this research in 2008.

The company has continued to introduce improvements that have made NovoSeven® more convenient, including the launch in 2008 of a room temperature-stable formulation, which may reduce the time to treatment both inside and outside home and hospital settings. NovoSeven® was developed to meet the needs of the approximately 3,500 people with haemophilia worldwide who have developed inhibitors. Novo Nordisk’s ambition is also to develop new compounds based on other blood-clotting factors, offering treatment options to the more than 300,000 people with haemophilia A and B.

Today, treatments for haemophilia require frequent intravenous infusions. Novo Nordisk’s pipeline includes work on both long-acting compounds allowing for less frequent treatment and products that support more convenient subcutaneous delivery.

As part of the company’s expanded focus on general haemophilia, Novo Nordisk acquired intellectual property rights from its long-standing partner Neose Technologies Inc. during 2008. Application of Neose’s proprietary GlycoPEGylation technology allows the half-life of proteins to be extended for less frequent treatment.

Leveraging protein strengths to fight inflammation
In inflammation, Novo Nordisk’s protein heritage combined with its long experience of management of chronic disease provides the company with a significant opportunity to address unmet medical needs. Many inflammatory conditions also have autoimmune characteristics with similarities to type 1 diabetes.

Novo Nordisk’s commitment to inflammation research and development is being pursued by leveraging R&D competences in Denmark while establishing a new, specialised R&D centre in Seattle, Washington, US. By 2010, the company expects to have around 80 scientists working on inflammation at the US centre.

Biopharmaceuticals key events 2008

•	Novo Nordisk launches a temperature-stable formalation of NovoSeven®.

•	Novo Nordisk celebrates the 20th anniversary of the launch of Norditropin®.

•	Novo Nordisk launches a new inflammation R&D centre in Seattle.

•	Novo Nordisk begins phase 3 trials for a recombinant FXIII to treat congenital FXIII deficiency

•	Novo Nordisk maintains market leadership with Vagifem®, the world’s best-selling topical oestrogen therapy.

•	Novo Nordisk discontinues phase 3 trials of NovoSeven® for trauma and consequently closes its haemostasis centre in New Brunswick, New Jersey, US, affecting 26 employees.

•	Novo Nordisk discontinues phase 3 trials of Norditropin® for patients with low serum albumin on dialysis (LSAD).

“There are huge numbers of people with autoimmune inflammatory conditions that have unmet medical needs, even with the best existing therapies,” says Don Foster, head of the new Novo Nordisk inflammation discovery centre in Seattle.

In 2008, Novo Nordisk initiated phase 1 trials for anti-IL20 and anti-C5aR, compounds the company is developing for treatment of psoriatic arthritis, rheumatoid arthritis and systemic lupus ery-thematosus. The company also entered into a collaboration agreement with VLST Corporation, a Seattle-based biotechnol-

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Biopharmaceuticals Focusing on strengths in biopharmaceuticals ogy company. Novo Nordisk and VLST will jointly undertake a research programme to identify collaboration targets and develop product candidates within the field of autoimmune and inflammatory disorders.

Market leadership in human growth hormone
Novo Nordisk is on its way to becoming the world’s leading company within the human growth hormone segment, driven by solid sales of Norditropin®, the only liquid growth hormone product that does not require refrigeration and is available in a prefilled device, ready to use.

Novo Nordisk’s advanced device technology is used for Norditropin®. Years of research have gone into finding the simplest and most convenient ways to inject protein molecules and, across product lines, the strategy is to provide improvements in compound formulations, along with easy-to-use device systems for optimal treatment outcomes.

Sales of Norditropin® have increased by 12% annually over the past five years and the treatment is the best-selling human growth hormone therapy in many markets. Long-acting once-weekly human growth hormone in a prefilled device is in the pipeline.

In 2008, Norditropin® was approved in the US for the treatment of short stature in children born small for gestational age (SGA). Approximately 100,000 children are born annually in the US with this diagnosis, which is characterised by very low relative birth weight. A 13-year clinical trial of children born SGA found that, when treated with Norditropin®, 63% reached normal height by adulthood.

Patrick Moll, who has a growth disorder, lives with his parents in Wuppertal, Germany.

Novo Nordisk decided in October 2008 to discontinue the phase 3 study of Norditropin® in dialysis patients with low serum albumin, which was started in 2007. The decision to discontinue the study was due not to safety concerns, but to difficulties in recruitment of patients for the study, which was expec ted to impact study outcomes.

Topical oestrogen and low-dose hormone replacement therapy
Novo Nordisk is also expanding market leadership with Vagifem®, the world’s best-selling topical oestrogen therapy.

Generic competition for Activelle® (Activella® 1.0 mg/0.5 mg in the US) since mid-2008 has eroded the company’s market share in the US. However, Activella® 0.5 mg/0.1 mg, launched in

2007, does not currently have generic competition. Novo Nordisk’s longstanding position is that HRT should be prescribed at the lowest effective doses and for the shortest duration consistent with treatment goals and risks for the individual woman.

Don Foster is the head of Novo Nordisk Inflammation Research Center in Seattle. He is an expert in autoimmunity and coagulation biology, has published over 120 scientific papers and is the author of 45 issued patents.

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Biopharmaceuticals Living with haemophilia

Paul Mahoney, pictured near his home in England, has haemophilia with inhibitors.

Living with haemophilia

Paul Mahoney has had haemophilia with inhibitors as far back as he can remember but it hasn’t slowed him down. “I have never wrapped myself up in cotton wool and subsequently suffered from lots of bleeds,” he says.

When he was a boy, he had a wisdom tooth removed and it “just bled and bled – it was so serious that I got to a point when my life was in danger,” he recalls.

As he got older, he learned to deal with the bleeds himself. “All my joints have their story to tell,” he says. “Some are more damaged than others but I get by and have no complaints. My attitude to haemophilia is to live and learn from it, and I heartily follow the old maxim ‘carpe diem’ – live for today.”

Today Paul Mahoney leads an active life in a small seaside village in Cornwall,

England, working as a web designer and pursuing wildlife photography and boating. While he has developed arthritis as a consequence of his damaged joints, Paul Mahoney is grateful to have access to reliable treatment.

“My body allows me to do most things I want. Obviously as I get older it becomes less easy. But then that’s true for everyone to some degree. I reckon the world is out there, and it’s up to me to take advantage of all it has to offer.”

For more than a decade, Novo Nordisk has revolutionised treatment for people like Paul Mahoney with haemophilia with inhibitors. He uses NovoSeven®, which remains the only recombinant treatment available to people with inhibitors. In 2008, he began using the new room temperature-stable NovoSeven®, which does not need to be refrigerated.

“I lead a pretty active life, and particularly love sailing, so being able to get hold of my treatment as soon as I need it is a big help. Plus I have a smaller volume to inject, which means less discomfort each time I treat a bleed.”

Paul Mahoney
Haemophilia patient

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Biopharmaceuticals Changing possibilities for people with haemophilia

Changing possibilities for people with haemophilia

The Novo Nordisk Haemophilia Foundation

Haemophilia is a neglected and non-prioritised disease in the developing world, where 75% of people with the condition live. Many of them suffer serious complications and premature death. By working to build a network of partners around the world who can share experiences and better practices, the Novo Nordisk Haemophilia Foundation (NNHF) helps to improve the care and treatment of patients with haemophilia and related bleeding disorders. The activities the NNHF supports include capacity-building, awareness creation and disease impact reduction. The NNHF partners with healthcare professionals, patient organisations and health ministries to carry out projects.

In 2008, it supported 25 projects in 22 countries in many regions of the world, including South America, North Africa, South Africa, Asia, the Middle East and Eastern Europe. Four fellowships were awarded in 2008 to physicians from China, Iraq and Thailand for further training in haemophilia diagnosis and bleeding disorder management.

In Venezuela, the NNHF expanded haemophilia care into rural areas, where it was largely unavailable. A multidisciplinary team focused on patient and physician education and improving cooperation between patient associations and their local hospitals, and benefiting about 1,300 patients and their families. The programme covered the entire country, increased the diagnosis of known haemophilia patients from around 1,300 to more than 1,700, and trained 250 healthcare professionals. The result is a stronger haemophilia care system, increased awareness and the formation of a national haemophilia network.

In the NNHF project in Poland, haemophilia care was decentralised from two centres in Warsaw to a further 17 regional blood centres, and a newly established group of haemophilia experts developed national treatment guidelines for haemophilia. Almost 500 medical professionals received training, and a diagnostic campaign screened over 1,000 people, who were then registered.

See more at nnhf.org.

Novo Nordisk’s research and development efforts targeting haemophilia with inhibitors began 20 years ago and today NovoSeven® is still the only recombinant medication available. Novo Nordisk’s understanding of the needs of people with haemophilia, both those with and without inhibitors, is reflected in the company’s commitment to changing possibilities for all people with haemophilia. Backed by an ambitious clinical development programme, Novo Nordisk is building one of the broadest haemophilia portfolios in the industry.

Novo Nordisk has a heritage of working to improve existing standards of care by facilitating education, awareness and training for physicians, patients and caregivers.

In the US, the company offers a range of educational grants and individual achievement awards, and general information for patients on the changingpossibilities-us.com website. SevenSecure® is an assistance programme offering financial and insurance support to people with haemophilia with inhibitors.

Novo Nordisk collaborates with the French national association for haemophilia patients to support roundtable meetings among patients and healthcare professionals about treatment and the challenges of living with the condition.

In South Africa, where haemophilia remains largely undiagnosed and often poorly managed, Novo Nordisk in 2008 sponsored a mobile education unit in collaboration with the South African Haemophilia Foundation and the Department of Health. More than 1,300 South Africans were screened for haemophilia in 2008 as a result of this programme.

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Shareholder information Corporate governance

Corporate
governance

Novo Nordisk is part of the Novo Group, a family of independent companies with a common history and shared values. The Novo Group comprises a holding company, Novo A/S, wholly owned by the Novo Nordisk Foundation.

Corporate governance refers to the way a company is managed and controlled, and the major principles and frameworks that regulate interaction between the company’s managerial bodies, its owners and other stakeholders.

Framework

The framework for Novo Nordisk’s corporate governance system consists of external regulation and codes, and internal principles.

Novo Nordisk is in compliance with applicable securities laws in Denmark, the US and the UK. The company is also in full compliance with the Danish Corporate Governance Recommendations and is in general compliance with corporate governance standards as a foreign listed issuer on the New York and London stock exchanges.

Novo Nordisk’s values are consistent with principles of good governance, and The Novo Nordisk Way of Management forms the internal values-based governance framework (see p 20).

Governance

Accountability to shareholders
Novo Nordisk holds itself accountable to shareholders for its performance. The company seeks to enhance the accuracy, completeness and reliability of the information provided in the company’s annual financial and non-financial reporting through internal controls, assurance and independent audits. Reporting helps shareholders assess the actions of the Board and management.

Shareholder rights
Novo Nordisk’s share capital is divided between A shares and B shares. All A shares are held by Novo A/S, a Danish limited liability company wholly owned by the Novo Nordisk Foundation, which is a commercial, profit-making foundation. The B shares are traded on the stock exchanges in Copenhagen and London and in the form of ADRs on the New York Stock Exchange. Each A share (= nominal value 1 Danish krone) carries 1,000 votes and each B share (= nominal value 1 Danish krone) carries 100 votes (see p 50).

Special rights attached to A shares include preemptive subscription rights in case of an increase of the A share capital and preemptive purchase rights in case of a sale of A shares and priority dividend if dividend is below 0.5%, while B shares take priority for dividend between 0.5% and 5% and B shares take priority for winding up proceedings.

Novo Nordisk is of the opinion that the current share and ownership structure is appropriate for the long-term development of the company. The company’s transparent share structure benefits shareholders, who know in advance the relative voting power of each share class.

Novo Nordisk is not aware of the existence of any agreements with or between shareholders on the exercise of votes or control.

Shareholders have ultimate authority over the company and exercise their right to make decisions regarding Novo Nordisk at general meetings, either in person or by proxy. Resolutions can generally be passed by a simple majority, while resolutions to amend the articles are subject to adoption by at least two-thirds of votes cast and capital represented unless stricter requirements are imposed by Danish company law. At the annual general meeting, shareholders approve the annual report and any amendments to the company's articles. They also elect board members and the independent auditor.

All shareholders may, no later than 1 February, request that proposals for resolution be included on the agenda. All shareholders may also ask questions at the general meetings. Simultaneous interpretation between English and Danish is available, and the meeting is webcast live.

The Novo Nordisk Foundation
The Foundation supports Novo Nordisk in achieving its vision and adhering to the Charter for Companies in the Novo Group. All strategic and operational matters are solely decided by the Board and the management of Novo Nordisk. Overlapping board memberships help to ensure that the Foundation and Novo Nordisk share a common vision and strategy.

Board of Directors
The company has a two-tier board structure consisting of the Board of Directors and Executive Management. The two bodies are separate and no person serves as a member of both. On behalf of the shareholders, the Board determines the company’s overall strategy and actively contributes to developing the company as a focused global pharmaceutical company. The Board supervises Executive Management in its decisions and operations and may issue new shares or buy back shares in accordance with authorisations granted by the general meeting and recorded in the minutes.

The Board currently has 11 members, seven of whom are elected by shareholders at general meetings and four by employees. Shareholder-elected board members serve a one-year term and may be re-elected at the general meeting. Board members must retire at the first general meeting after reaching the age of 70. A proposal for nomination of shareholder-elected board members is presented by the Chairmanship to the Board, taking into account required competences and reflecting the result of a self-assessment process. The assessment process is based on written questionnaires and evaluates whether each board member and executive participates actively in board discussions and contributes with independent judgement. The Audit Committee conducts a similar self-assessment.

In nominating candidates, the Chairmanship seeks to achieve a balance between

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Shareholder information Corporate governance

renewal and continuity. Executive search has helped identify board members who meet such criteria. Four of the shareholder-elected board members are independent as defined by the Danish Corporate Governance Recommendations, while three shareholder-elected board members are related to the majority shareholder through board or executive positions, and two of these have also previously been executives in Novo Nordisk (see pp 46–47).

Under Danish law, Novo Nordisk employees in Denmark are entitled to be represented by half of the total number of board members elected at the general meeting. Board members elected by employees serve a four-year term and have the same rights, duties and responsibilities as shareholder-elected board members.

In 2008, the Board met eight times and all board members attended all board meetings and the Annual General Meeting, except for two occasions where one and two members, respectively, were excused.

With the exception of agenda items reserved for the Board’s internal discussion at each meeting, executives attend and may speak, without voting rights, at board meetings to ensure that the Board is adequately informed of the company’s operations. Executives’ regular feedback from meetings with investors allows board members an insight into major shareholders’ views of Novo Nordisk.

Chairmanship
A chairman and a vice chairman elected by the Board from among its members form the Chairmanship of the Board.

In 2008, the Chairmanship held seven meetings and both members participated in all meetings. The Chairmanship carries out administrative tasks, such as planning board meetings to ensure a balance between overall strategy-setting and financial and managerial supervision of the company. It also reviews the fixed asset investment portfolio.

Other tasks include recommending the remuneration of directors and executives and suggesting candidates for election by the general meeting. In practice, the Chairmanship has the roles and responsibilities of a nomination committee and a remuneration committee.

In March 2008, the Board re-elected Sten Scheibye chairman and Göran A Ando vice chairman.

Research and development facilitator
The Board has appointed a research and development facilitator to assist the Board and Executive Management in preparing the Board’s discussions about research and development. The key tasks are reviewing R&D strategies and evaluating the competitiveness of the R&D organisation, processes and projects.

In March 2008, the Board re-elected Göran A Ando as R&D facilitator.

Audit Committee
The Audit Committee currently has two members elected by the Board from among its members. Both members qualify as independent as defined by the US Securities and Exchange Commission (SEC). In 2008, the Audit Committee held four meetings and both members participated in all meetings.

The Audit Committee assists the Board of Directors with oversight of:

•	The external auditors

•	The internal audit function

•	The procedure for handling complaints regarding accounting, internal accounting controls, auditing or financial reporting matters and business ethics matters (‘whistleblower function’)

•	The financial reporting process including the effectiveness of the systems of internal controls, risk management and the accounting policies

•	Post-completion reviews and post-investment reviews of investments

In March 2008, the Board re-elected Kurt Anker Nielsen as chairman and Audit Committee financial expert (as defined by the SEC) and re-elected Jørgen Wedel as a member of the Audit Committee. In January 2009, the Board designated Jørgen Wedel as financial expert (as defined by the SEC).

Hotline support
(whistleblower programme)
Concerns over possible breaches of ethical business conduct and financial fraud may be raised anonymously to the Audit Committee by telephone or on the web in nine languages, with no subsequent disciplinary or retaliatory action towards the whistle-blower.

Corporate governance codes and practices
Novo Nordisk is in compliance with the Danish Corporate Governance Recommendations and – as a foreign listed issuer – is in general compliance with the corporate governance standards of the stock exchanges in London and New York, where Novo Nordisk's B shares and ADRs respectively are listed:

•	NASDAQ OMX Copenhagen Danish Corporate Governance Recommendations (2008)

•	New York Stock Exchange Corporate Governance Standards (2008)

•	London Stock Exchange The Combined Code (2008)

The applicable codes and a detailed review of Novo Nordisk’s compliance are available at annualreport2008.novonordisk.com/ who-we-are/corporate-governance/compliance.

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Shareholder information Executive remuneration

Each complaint, concern or other communication is investigated and the Audit Committee retains records of complaints. As the company wishes to encourage good faith reporting of any violation of this policy, while avoiding damage to the reputation of innocent persons initially suspected of wrongful misconduct, investigations are conducted in a confidential manner to the maximum extent consistent with a thorough and complete investigation.

Management of the company
The Board has delegated responsibility for day-to-day management to Executive Management. Executive Management consists of the president and chief executive officer and four other executives (see p 48) and is responsible for organisation of the company as well as allocation of resources, determination and implementation of strategies and policies, direction-setting and ensuring timely reporting and provision of information to the Board and the stakeholders of Novo Nordisk. Executive Management meets at least once a month and often more frequently.

The Board appoints members of Executive Management and determines remuneration. The Chairmanship reviews the performance of the executives.

Assurance
External audit
The company’s financial reporting and the internal controls over financial reporting processes are audited and assessed by an external auditor elected by the annual general meeting. The auditor acts in the interest of shareholders and the public (see p 114). The auditor reports any significant findings regarding accounting matters and any significant internal control deficiencies via the Audit Committee to the Board and in the auditor long-form report.

As part of the company’s commitment to financial, environmental and social responsibility, Novo Nordisk voluntarily includes an assurance report for non-financial reporting in its annual report (see p 115). The assurance provider reviews whether the non-financial performance information included in the annual report is complete, covers aspects deemed to be material and is responsive to company stakeholders.

Internal audit
The internal audit function provides independent and objective assurance primarily within internal control and governance. To ensure that the function works indepen dently of management, its charter, audit plan and budget are approved by the Audit Committee chairman. The Audit Committee must approve the appointment, remuneration and dismissal of the head of the internal audit function.

Internal control
Novo Nordisk’s risk management and internal controls in relation to financial processes are designed with the purpose of effectively controlling the risk of material misstatements. A detailed description of the implemented internal controls and risk management system in relation to financial reporting processes is available at novonordisk.com/about_us.

Novo Nordisk is in compliance with US Sarbanes–Oxley Act section 404, which requires detailed documentation of the design and operation of financial reporting processes. Novo Nordisk must ensure that there are no material weaknesses in the internal controls that could lead to a material misstatement in its financial reporting. The company’s conclusion and the auditor’s evaluation of these processes are included in its Form 20-F filing to the US Securities and Exchange Commission.

Executive
remuneration

Board members
Remuneration of the Board of Directors is aligned with other major Danish companies, and payments made to members of the Board are reported in detail on p 80.

The remuneration of board members is approved by the annual general meeting in connection with the approval of the annual report and any proposed changes are announced in advance. Beginning in 2009, remuneration of board members will be a separate agenda item at the Annual General Meeting.

Each board member receives a fixed fee per year. Board members receive a fixed amount (the base fee) while the Chairmanship receives a multiplier thereof: the chairman receives 2.5 times the base fee and the vice chairman 1.5 times. Service on the Audit Committee entitles members to additional payments of 0.5 times the base fee or, in the case of the committee chair, 1.25 times the base fee.

Individual board members may take on specific ad hoc tasks outside the normal assigned duties. In such cases the Board determines a fixed fee for the work. This is the case for the R&D facilitation.

Expenses, such as travel and accommodation in relation to board meetings as well as relevant training, are reimbursed. It will be proposed at the 2009 Annual General Meeting that all board members residing outside Denmark be paid a fixed travel allowance per meeting attended in Denmark. No travel allowance will be paid to board members when attending board meetings outside Denmark.

Board members are not offered stock options, warrants or other incentive schemes.

Executives
Executive remuneration is proposed by the Chairmanship and requires the approval of the entire Board. Detailed reporting of 2008 executive pay appears on p 81.

Levels are evaluated annually against a Danish benchmark of large companies with international activities. This information is supplemented by information on remuneration levels for similar positions in the international pharmaceutical industry.

Executive remuneration packages consist of a base salary, a short-term cash bonus, a long-term share-based incentive, pensions and other benefits. For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while

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Shareholder information Executive remuneration

a specific expatriation package is added for the period of expatriation.

The short-term cash incentive bonus may yield a maximum annual payout equal to four months’ fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to eight months’ fixed base salary plus pension contribution.

Base salary
The base salary for each executive accounts for between 40% and 60% of the total value of the remuneration package.

Short-term incentive programme
The short-term incentive programme consists of a cash bonus linked to the achievement of predefined functional and individual business targets for each executive. The targets for the chief executive officer are set by the chairman of the Board, while targets for executive vice presidents are set by the chief executive officer.

The chairman of the Board evaluates the degree of target achievement for each executive and presents this, along with proposed cash bonus payments, for approval by the Board.

Long-term incentive programme
In January each year the Board decides whether to establish a long-term incentive programme for the calendar year. The programme is based on a calculation of shareholder value creation compared with budgeted performance. In line with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a WACC-based (weighted average cost of capital) return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for the participants, which in addition to Executive Management include other senior managers.

For executives the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. The joint pool may, subject to the Board’s assessment, be reduced in the event of lower-than-planned performance in significant research and development projects or key sustainability projects. Targets for non-financial performance may include achievement of certain milestones by set dates.

Once the joint pool has been approved by the Board, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year. The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer has three units, executive vice presidents have two units each and other members of the Senior Management Board have one unit each. Joint pool shares for a given year are locked up for three years before they are transferred to participants.

If an executive resigns during the lockup period, their shares will remain in the joint pool to the benefit of the other participants. In the lock-up period, the Board may remove shares from the joint pool in the event of lower-than-planned value creation in subsequent years if, for example, the economic profit falls below a predefined threshold compared with the budget for a particular year. In the lockup period the value of the joint pool will change depending on the development in the share price, aligning the interests of participants with those of shareholders.

Pension
The pension contribution for executives is between 25% and 30% of the fixed base salary including bonus.

Other benefits
Non-monetary benefits such as company car and phone are negotiated with each executive individually. In addition, the executives may participate in normal programmes that are offered to Novo Nordisk employees.

Severance
In addition to their notice period, executives are entitled, in the event of termination, whether by Novo Nordisk or by the individual due to a merger, acquisition or takeover of Novo Nordisk, to a severance payment of 36 months’ fixed base salary plus pension contribution. In the event of termination by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive, but in no event less than 12 or more than 36 months’ fixed base salary plus pension contribution.

The Remuneration Policy for Novo Nordisk Board members and Executive Management is available at novonordisk.com/ about_us/corporate_governance/remuner-ation.asp. Application of the Remuneration Policy in 2008 is described in notes 33 and 34 on pp 78–82. Remuneration for board members and Executive Management will be in accordance with this policy for 2009. This is also expected to be the case for 2010.

Global remuneration strategy
Novo Nordisk aspires to be an employer of choice. The company’s remuneration strategy aims to attract, retain and motivate employees around the world. Compensation is designed to be competitive and to align interests with those of shareholders.

On a global basis, compensation packages are guided by five broad principles:

• A total rewards approach
In addition to base pay, incentives and benefits, non-financial remuneration such as continuing education, career progression and working environment are important elements of the ‘total rewards’ package.

• Market linked
Salaries, incentives and benefits are positioned and maintained at the level required to be competitive in local markets, generally between the local market median and upper quartile. Novo Nordisk also provides adequate life insurance, health-care and pension provisions irrespective of local competitive practice.

• Performance linked
There is a transparent, direct link between

employee performance and remuneration. Variable pay is used to reward performance, with base pay increases reflecting market conditions.

• Transparency
Clear communication of remuneration programmes is a priority, and all costs associated with compensation practices are known and publicly disclosed.

• Flexibility
Subject to corporate governance or legal requirements, flexibility is encouraged. Flexible solutions must be cost neutral to Novo Nordisk, and adequate levels of insurance must be maintained.

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Shareholder information Board of Directors

Board of Directors

From 1995 to 2008, Mr Scheibye was president and CEO of Coloplast A/S, Denmark. Before joining Coloplast in 1993, Mr Scheibye served as senior vice president, sales and marketing in Leo Pharma A/S, Denmark. He joined Leo Pharma in 1981. Mr Scheibye is chairman of the Board of Governors of DTU (the Technical University of Denmark) and a member of the boards of Danske Bank A/S, DADES A/S, the Industrial Mortgage Fund and the Aase and Ejnar Danielsen Foundation, all of Denmark. Furthermore, he is chairman of the Denmark–America Foundation and vice chairman of the Danish Fulbright Commission.

Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus.

The special competences possessed by Mr Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly as relates to patients requiring chronic care, and managerial skills relating to international organisations.

Mr Scheibye became vice chairman of the Board of Directors of Novo Nordisk A/S in 2004 and chairman in 2006.

Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003. From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee. Dr Ando is a specialist in general medicine and a found-

ing fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the Board of Novexel SA, France, as vice chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, Bio*One Capital Pte Ltd, Singapore, NicOx SA, France, Enzon Pharmaceuticals, Inc, US, and EUSA Pharma, UK, CBio Pte, Australia, and Albea Pharmaceuticals AG, Switzerland. Dr Ando also serves as a Senior Advisor to Essex Woodlands Health Ventures UK Ltd. and is chairman of the Scientific Advisory Board, Southwest Michigan First, US.

Dr Ando qualified as a medical doctor at Linköping Medical University, Sweden, in 1973, and as a specialist in general medicine at the same institution in 1978.

The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and his extensive executive background within the international pharmaceutical industry.

Dr Ando became vice chairman of the Novo Nordisk A/S Board in 2006. Dr Ando has also been designated Research and Deve lopment Facilitator by the Board of Novo Nordisk A/S.

Kurt Briner works as an independent consultant to the pharmaceutical and biotech industries and is a board member of OM Pharma, Switzerland, Progenics Pharmaceuticals Inc, US, and GALENICA SA, Switzerland. From 1988 to 1998, he was president and CEO of SanofiPharma, France. He has been chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA). Mr Briner holds a Diploma of the Commercial Schools of Basel and Lausanne, Switzerland.

The special competences possessed by Mr Briner that are important for the performance of his duties are his executive background and knowledge of the pharmaceutical and biotech industries as well as of global, particularly European pharmaceutical regulations and policies.

Henrik Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the

Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000, he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.

Mr Gürtler is chairman of the boards of Novozymes A/S, Copenhagen Airports A/S and COWI A/S, all of Denmark.

Mr Gürtler has an MSc in Chemical Engineering from the Technical University of Denmark (1976).

The special competences possessed by Mr Gürtler that are important for the performance of his duties are his knowledge of the Novo Group’s business and its policies and his knowledge of the international biotech industry.

Johnny Henriksen joined Novo Nordisk in January 1986 and currently works as an environmental adviser in Product Supply.

Mr Henriksen has an MSc in Biology from the University of Copenhagen, Denmark (1977).

Pamela J Kirby is chairman of the Board of Scynexis Inc, US, and a board member of Smith & Nephew plc and Informa plc, both UK. From 2001 to 2003, Dr Kirby was CEO of the contract research organisation Quintiles Transnational Corporation, US, and before that Dr Kirby was director of Global Strategic Marketing of F. Hoffman-La Roche Limited, Switzerland, from 1998 to 2001. From 1996 to 1998, Dr Kirby was commercial director at British Biotech plc, UK, and from 1979 to 1996 Dr Kirby was employed by Astra (now AstraZeneca) in various international positions, most recently as regional director/vice president Corporate Strategy, Marketing and Business Development.

Dr Kirby has a BSc in Pharmacology (1975) and a PhD in Clinical Pharmacology (1978), both from the University of London, UK.

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The special competences possessed by Dr Kirby that are important for the performance of her duties are her scientific qualifications and extensive executive background within the international pharmaceutical and biotech industries, particularly as relates to marketing, strategic planning, clinical trials and lifecycle management in relation to pharmaceutical products.

Anne Marie Kverneland joined Novo Nordisk in July 1981 as a laboratory technician and is currently working as a full-time union steward.

Ms Kverneland has a degree in medical laboratory technology from the Copenhagen University Hospital, Denmark (1980).

Kurt Anker Nielsen was initially employed in Novo Industri A/S in 1974 as an economist. He served as CFO and deputy CEO of Novo Nordisk A/S until 2000 and from 2000 to 2003, he was CEO of Novo A/S. He serves as vice chairman of the Board of Novozymes A/S and as a member of the boards of the Novo Nordisk Foundation, LifeCycle Pharma A/S, Denmark, and ZymoGenetics, Inc, US. He is chairman of the Board of Reliance A/S, Denmark, and a member of the boards of StatoilHydro ASA, Norway, and Vestas Wind Systems A/S, Denmark. In Novozymes A/S, LifeCycle Pharma A/S, ZymoGenetics, Inc, StatoilHydro ASA and Vestas Wind Systems A/S he is also elected Audit Committee chairman.

Mr Nielsen serves as chairman of the Board of Directors of Collstrups Mindelegat, Denmark. Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark (1972).

The special competences possessed by Mr Nielsen that are important for the performance of his duties are his knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience with accounting, financial and capital markets issues.

Mr Nielsen has been chairman of the Audit Committee at Novo Nordisk A/S since 2004 and is also designated as financial expert (as defined by the SEC)[4].

Søren Thuesen Pedersen joined Novo Nordisk in January 1994 and is currently working as a specialist in Global Quality Development.

Søren Thuesen Pedersen has been an employee-elected member of the Board of Directors of the Novo Nordisk Foundation since 2002. Mr Pedersen has a BSc in Chemical Engineering from the Danish Academy of Engineers (1988).

Stig Strøbæk joined Novo Nordisk in 1992 as an electrician, and is currently working as a full-time union steward. Stig Strøbæk has been an employee-elected member of the Board of Directors of the Novo Nordisk Foundation since 1998. Mr Strøbæk has a diploma in electrical engineering and a diploma in further training for board members from the Danish Employees’ Capital Pension Fund.

Jørgen Wedel was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. From 2004 to 2008, he was a board member of ELOPAK AS, Norway.

Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, (1972), majoring in accounting and financing, and an MBA from the University of Wisconsin, US, (1974).

The relevant special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a global company within the consumer goods industry, as well as particular insight into the US market. In addition, he possesses competences in relation to auditing and accounting.

Mr Wedel has been a member of the Audit Committee at Novo Nordisk A/S since 2005 and in January 2009 he was designated as financial expert (as defined by the SEC)[4].

Name (male/female)	First elected	Term	Nationality	Date of birth	Independence[3]
Sten Scheibye (m)	2003	2009	Danish	03 Oct 1951	Independent
Göran A Ando (m)	2005	2009	Swedish	06 Mar 1949	Not independent[1]
Kurt Briner (m)	2000	2009	Swiss	18 Jul 1944	Independent
Henrik Gürtler (m)	2005	2009	Danish	11 Aug 1953	Not independent[1]
Johnny Henriksen[2] (m)	2002	2010	Danish	19 Apr 1950	Not independent
Pamela J Kirby (f)	2008	2009	British	23 Sep 1953	Independent
Anne Marie Kverneland[2] (f)	2000	2010	Danish	24 Jul 1956	Not independent
Kurt Anker Nielsen (m)	2000	2009	Danish	08 Aug 1945	Not independent[1,4]
Søren Thuesen Pedersen[2] (m)	2006	2010	Danish	18 Dec 1964	Not independent
Stig Strøbæk[2] (m)	1998	2010	Danish	24 Jan 1964	Not independent
Jørgen Wedel (m)	2000	2009	Danish	10 Aug 1948	Independent[4]

1 Member of management or the Board of Novo A/S or the Novo Nordisk Foundation.
2 Elected by employees of Novo Nordisk.
3 As defined in Section V.4 of Recommendations for corporate governance designated by the NASDAQ OMX Copenhagen.
4 Mr Nielsen and Mr Wedel qualify as independent Audit Committee members as defined by the US Securities and Exchange Commission (SEC).

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Executive
Manage-
ment

Lars Rebien Sørensen joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years, he has been stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed a member of Corporate Management in May 1994 and given special responsibility within Corporate Management for Health Care in December 1994. He was appointed president and CEO in November 2000.

Mr Sørensen is a member of the boards of ZymoGenetics, Inc, US, and DONG Energy A/S, Denmark, as well as a member of the Bertelsmann AG Supervisory Board, Germany. Mr Sørensen received the French award Chevalier de l’Ordre National de la Légion d’Honneur in 2005. Mr Sørensen has an MSc in Forestry from the Royal Veterinary and Agricultural University (now University of Copenhagen), Denmark, from 1981, and a BSc in International Economics from the Copenhagen Business School, Denmark, from 1983. Since October 2007, Mr Sørensen has been adjunct professor at the Life Sciences Faculty of the University of Copenhagen. Mr Sørensen is a Danish national, born on 10 October 1954.

Jesper Brandgaard joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance and was appointed CFO in November 2000. He serves as chairman of the boards of Simcorp A/S, NNE Pharmaplan A/S and NNIT A/S, all in Denmark. Mr Brandgaard has an MSc in Economics and Auditing from 1990 as well as an MBA from 1995, both from the Copenhagen Business School, Denmark. Mr Brandgaard is a Danish national, born on 12 October 1963.

Lise Kingo joined Novo Nordisk’s Enzyme Promotion in 1988 and over the years worked to build up the company’s Triple Bottom Line approach. In 1999, Ms Kingo was appointed vice president, Stakeholder Relations. She was appointed executive vice president, Corporate Relations, in March 2002. Ms Kingo serves as chair of the board of Steno Diabetes Center A/S, Denmark. She is also associate professor at the Medical Faculty, Vrije Universiteit, Amsterdam, the Netherlands. Ms Kingo has a BA in Religions and a BA in Ancient Greek Art from the University of Aarhus, Denmark, from 1986, a BComm in Marketing Economics from the Copenhagen Business School, Denmark, from 1991, and an MSc in Responsibility and Business Practice from the University of Bath, UK, from 2000. Ms Kingo is a Danish national, born on 3 August 1961.

Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, he was appointed chief of staffs. In March 2002, he took over the position of COO. Mr Schultz is a member of the Board of LEGO A/S, Denmark. Mr Schultz has an MSc in Economics from the University of Copenhagen, Denmark, from 1987. Mr Schultz is a Danish national, born on 21 May 1961.

Mads Krogsgaard Thomsen joined Novo Nordisk in 1991. He was appointed CSO in November 2000. He sits on the editorial boards of international journals and is a member of the Board of Cellartis AB, Sweden.

Dr Thomsen has a DVM from the Royal Veterinary and Agricultural University (now the University of Copenhagen), Denmark, from 1986, where he also obtained a PhD degree in 1989 and a DSc in 1991, and became adjunct professor of pharmacology in 2000. He is a former president of the National Academy of Technical Sciences (ATV), Denmark. Dr Thomsen is a Danish national, born on 27 December 1960.

Other members of the Senior Management Board
Jesper Bøving – DAPI & CMC Supply
Kim Bundegaard – Facilitation & Group Internal Audit
Flemming Dahl – Biopharmaceuticals
Claus Eilersen – Japan & Oceania
Peter Bonne Eriksen – Regulatory Affairs
Lars Green – Corporate Finance
Jerzy Gruhn – North America
Susanne Hundsbæk-Pedersen – Devices & Sourcing
Jesper Høiland – International Operations
Lars Fruergaard Jørgensen – IT & Corporate Development
Terje Kalland – Biopharmaceuticals Research Unit

Lars Guldbæk Karlsen – Global Quality
Jesper Kløve – Device Research & Development
Per Kogut – NNIT
Peter Kristensen – Global Development
Peter Kurtzhals – Diabetes Research Unit
Lars Christian Lassen – Corporate People & Organisation
Patrick Loustau – Global Marketing
Ole Ramsby – Legal Affairs
Jakob Riis – Liraglutide
Martins Soeters – Europe
Kim Tosti – Diabetes Finished Products
Per Valstorp – Product Supply
Hans Ole Voigt – NNE Pharmaplan

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Shareholder information Shares and capital structure

Shares
and capital
structure

Novo Nordisk aims to communicate openly with stakeholders about the company’s financial and business development as well as strategies and targets. Through active dialogue, the company seeks to obtain fair and efficient pricing of its shares.

To keep investors updated on financial and operating performance as well as the progress of clinical programmes, Executive Management and Investor Relations travel extensively to meet institutional investors and attend investor conferences.

This ensures that all investors with a major holding of Novo Nordisk shares can attend meetings on a regular basis and that a high number of smaller investors or potential investors also have access. Roadshows are primarily, but not exclusively, held in major European and North American financial centres.

A wide range of other investor activities are held during the year. Investors and financial analysts are welcome to visit Novo Nordisk at the headquarters in Bagsværd, Denmark, as well as at regional headquarters. In 2008, meetings with investor groups were held at regional headquarters in Princeton, US, Beijing, China, Moscow, Russia, and Tokyo, Japan.

Investors and analysts are also invited every year to presentations of the most recent scientific results in connection with the two major medical diabetes conferences, American Diabetes Association and European Association for the Study of Diabetes.

In September 2008, Novo Nordisk hosted its biennial Capital Markets Day at the company’s production site in Hillerød, Denmark. At the Capital Markets Day, Executive Management and senior management provided 120 investors and analysts with updates on the progress in both the diabetes care and biopharmaceuticals pipelines, on productivity improvements in manufacturing and on Novo Nordisk’s strategic position in key markets and therapy areas. Presentations and webcasts from key investor events are available on Novo Nordisk’s website novonordisk.com/investors.

Share price performance
Novo Nordisk's share price decreased by 19% from its 2007 close of DKK 335 to its 31 December 2008 close of DKK 271.

This was significantly better than the 2008 performance of the NASDAQ OMX Copenhagen 20 Index, down 47%, and in line with the MSCI Europe Health Care Index, down 19%, both measured in Danish kroner. Measured in US dollars, the price of the Novo Nordisk B share decreased by 23%, in line with a US dollar loss of 24% for the MSCI US Health Care Index.

Novo Nordisk’s stable share price development is perceived as a reflection of the company’s relatively solid position in a growing market with strong operating performance and ongoing progress in research and development.

In 2008, factors believed to have impacted the share price positively include a solid operating performance bolstered by solid sales growth, driven by the strategically significant modern insulin products. Substantial productivity increases, achieved through the production efficiency improvement programme cLEAN®, also contributed to a solid improvement in the gross margin of around 1.7 percentage points in 2008.

Within research and development one key event during 2008 believed to strengthen the share price was the simultaneous filing for regulatory approval of liraglutide in Europe and the US followed by filings in Japan and other key markets. Another positive development was the completion of phase 2 clinical development of the new generation of insulins NN1250 and NN5401, which are expected to enter pivotal phase 3 studies in the second half of 2009.

The most significant factors believed to have impacted the share price adversely include the discontinuation of certain research and development projects. Another factor was unfavourable currency developments, despite the substantial appreciation of some of Novo Nordisk’s key invoicing currencies, including the US dollar, in the second half of 2008. Finally, 2008 was also a year with increased regulatory uncertainty for new diabetes compounds.

Capital structure
The Board of Directors believes that the current capital and share structure of Novo Nordisk serves the interests of the shareholders and the company. In the event of excess capital after the funding of organic

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growth opportunities and potential acquisitions, Novo Nordisk’s guiding policy is to return capital to investors through dividend payments and share repurchase programmes.

As decided at the Annual General Meeting 2008, a reduction of the company’s B share capital, corresponding to approximately 2% of the total share capital, was effected in June 2008 by cancellation of treasury shares. This enables Novo Nordisk to continue to buy back shares without exceeding the limit for a total holding of treasury shares of 10% of the total capital.

In 2008, Novo Nordisk repurchased shares worth 4.7 billion Danish kroner, compared with 4.8 billion kroner in 2007. This is part of the ongoing share repurchase programme for the period 2006–2009. In connection with the release of results for both the first six months and the full year for 2008, the Board of Directors approved an increase of 1.0 billion kroner in the ongoing share repurchase programme, bringing the total share repurchase programme to 18.5 billion kroner. From 2008, the share repurchase programme is primarily conducted in accordance with the provisions of the European Commission’s Regulation no 2273/2003 of 22 December 2003, also known as the ‘Safe Harbour Regulation’. This programme gives the lead manager, J.P. Morgan Securities Ltd., mandate to purchase shares independently of Novo Nordisk A/S.

As part of the agenda for the Annual General Meeting 2009, the Board of Directors will propose a reduction of the company’s B share capital, corresponding to approximately 2% of the total share capital, by cancellation of treasury shares.

Share capital and ownership
Novo Nordisk’s total share capital of 634,000,000 Danish kroner is divided into A share capital of nominally 107,487,200 kroner, and B share capital of nominally 526,512,800 kroner, of which 25,721,095 kroner is held as treasury shares (figures as of 31 December 2008). Novo Nordisk’s A shares (each 1 krone) are non-listed shares and held by Novo A/S, a Danish public limited liability company which is 100% owned by the Novo Nordisk Foundation. According to the Articles of Association of the Foundation, the A shares cannot be divested by Novo A/S or the Foundation. In addition, as of 31 December 2008 Novo A/S held 54,182,800 kroner of B share capital. Each holding of 1 krone of the A share capital carries 1,000 votes. Each holding of 1 krone of the B share capital carries 100 votes. With 25.5% of the total share capital, Novo A/S controls 71.7% of the total number of votes, excluding treasury shares. The total market value of Novo Nordisk’s B shares excluding treasury shares was 135 billion kroner at the end of 2008.

Novo Nordisk’s B shares are quoted on the NASDAQ OMX Copenhagen and the London Stock Exchange, and on the New York Stock Exchange in the form of ADRs. The B shares are traded in units of 1 Danish krone. The ratio of Novo Nordisk’s B shares to ADRs is 1:1. The B shares are issued to the bearer but may, on request, be registered in the holder’s name in Novo Nordisk’s register of shareholders. As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on the available sources of information on the company’s shareholders, it is estimated that Novo Nordisk’s shares at the end of 2008 were distributed as shown in the charts on this page. At the end of 2008, the free float was 70%.

Form 20-F
The Form 20-F Report for 2008 is expected to be filed with the United States Securities and Exchange Commission in February 2009. The report can be downloaded from novonordisk.com/investors.

Payment of dividends
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents (see inside back cover). For 2008, the proposed dividend payments for Novo Nordisk shares are illustrated in the table below. Novo Nordisk does not pay a dividend on its holding of treasury shares. The dividend for 2007 paid in March 2008 was 4.50 Danish kroner per share of 1 krone.

Proposed dividend
payment for 2008

A shares of DKK 1	B shares of DKK 1	ADRs

DKK 6.00	DKK 6.00	DKK 6.00

Analyst coverage
Novo Nordisk is currently covered by about 30 analysts, including the top global investment banks that regularly produce research reports about Novo Nordisk. A list of analysts covering Novo Nordisk can be found in the investor section of Novo Nordisk’s homepage.

Internet
Novo Nordisk’s homepage for investors is novonordisk.com/investors. It includes historical and updated information about Novo Nordisk’s activities: press releases from 1995 onwards, financial and non-financial results, a calendar of investor-relevant events, investor presentations, background information and recent annual reports.

Financial calendar 2009
Annual General Meeting 18 March 2009

Dividend	B shares	ADRs
Ex-dividend	19 March	19 March
Record date	23 March	23 March
Payment	24 March	31 March

Announcement of financial results
First three months		30 April
Half year		6 August
Nine months		29 October
Full year	2 February 2010

50     Novo Nordisk Annual Report 2008

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Consolidated financial and non-financial statements 2008

Consolidated
financial and
non-financial
statements 2008

Pages 51–104

52	Consolidated income statement
53	Consolidated balance sheet
54	Consolidated cash flow statement and financial resources
55	Consolidated statement of changes in equity
56	Notes: Accounting policies and other notes to the financial statements
89	Overview of non-financial reporting
90	Non-financial indicators and targets
91	Notes: Accounting policies and other notes to the non-financial data
100	Companies in the Novo Nordisk Group
102	Summary of financial data 2004–2008
104	Quarterly figures 2007 and 2008 (unaudited)

Pages 105–112

105	Financial statements of the parent company

Pages 113–115

113	Management statement
114	Auditor’s reports

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Consolidated financial statements Consolidated income statement

DKK million	Note	2008	2007	2006

Sales	4, 5, 25	45,553	41,831	38,743
Cost of goods sold	6, 7	10,109	9,793	9,585

Gross profit		35,444	32,038	29,158

Sales and distribution costs	6, 7	12,866	12,371	11,608
Research and development costs	6, 7	7,856	8,538	6,316
– hereof costs related to discontinuation of all pulmonary diabetes projects	3	(325)	(1,325)	–
Administrative expenses	6, 7, 8	2,635	2,508	2,387
Licence fees and other operating income (net)	9	286	321	272

Operating profit		12,373	8,942	9,119

Share of profit/(loss) in associated companies	16	(124)	1,233	(260)
Financial income	10	1,127	1,303	931
Financial expenses	11	681	507	626
Profit before income taxes		12,695	10,971	9,164

Income taxes	12	3,050	2,449	2,712

Net profit		9,645	8,522	6,452

Basic earnings per share (DKK)	13	15.66	13.49	10.05
Diluted earnings per share (DKK)	13	15.54	13.39	10.00

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Consolidated financial statements Consolidated balance sheet

DKK million	Note	31 Dec 2008	31 Dec 2007

Assets

Intangible assets	14	788	671
Property, plant and equipment	15	18,639	19,605
Investments in associated companies	16	222	500
Deferred income tax assets	23	1,696	2,522
Other financial assets	17	194	131

Total long-term assets		21,539	23,429

Inventories	18	9,611	9,020
Trade receivables	19	6,581	6,092
Tax receivables		1,010	319
Other receivables	20	1,704	1,493
Marketable securities and financial derivatives	17	1,377	2,555
Cash at bank and in hand	30	8,781	4,823

Total current assets		29,064	24,302

Total assets		50,603	47,731

Equity and liabilities

Share capital	21	634	647
Treasury shares		(26)	(26)
Retained earnings		33,433	30,661
Other reserves		(1,062)	900

Total equity		32,979	32,182

Long-term debt	22	980	961
Deferred income tax liabilities	23	2,404	2,346
Retirement benefit obligations	24	419	362
Other provisions	25	863	1,239

Total long-term liabilities		4,666	4,908

Short-term debt and financial derivatives	26	1,334	405
Trade payables		2,281	1,947
Tax payables		567	929
Other liabilities	27	5,853	4,959
Other provisions	25	2,923	2,401

Total current liabilities		12,958	10,641

Total liabilities		17,624	15,549

Total equity and liabilities		50,603	47,731

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Consolidated financial statements Consolidated cash flow statement and financial resources

DKK million	Note	2008	2007	2006

Net profit		9,645	8,522	6,452

Adjustment for non-cash items:
Income taxes		3,050	2,449	2,712
Depreciation, amortisation and impairment losses	7	2,442	3,007	2,142
Interest income and interest expenses	10, 11	(385)	(16)	(73)
Other adjustments for non-cash items	28	1,436	(309)	959
Income taxes paid		(3,172)	(2,607)	(3,514)
Interest received		656	295	391
Interest paid		(247)	(324)	(296)

Cash flow before change in working capital		13,425	11,017	8,773

Change in working capital:
(Increase)/decrease in trade receivables and other receivables		(1,110)	(702)	(804)
(Increase)/decrease in inventories		(651)	(617)	(686)
Increase/(decrease) in trade payables and other liabilities		1,199	289	455

Cash flow from operating activities		12,863	9,987	7,738

Investments:
Acquisition of subsidiaries and business units	29	–	(59)	–
Sale of intangible assets and long-term financial assets		–	–	175
Purchase of intangible assets and long-term financial assets		(264)	(118)	(419)
Sale of property, plant and equipment		18	40	111
Purchase of property, plant and equipment	15	(1,772)	(2,308)	(2,898)
Net change in marketable securities (maturity exceeding three months)		466	(541)	514
Dividend received	16	170	1,470	–

Net cash used in investing activities		(1,382)	(1,516)	(2,517)

Financing:
Repayment of long-term debt		(153)	(18)	(23)
Purchase of treasury shares		(4,717)	(4,835)	(3,000)
Sale of treasury shares		295	241	210
Dividends paid		(2,795)	(2,221)	(1,945)

Cash flow from financing activities		(7,370)	(6,833)	(4,758)

Net cash flow		4,111	1,638	463

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents		(2)	(6)	39

Net change in cash and cash equivalents		4,109	1,632	502
Cash and cash equivalents at the beginning of the year		4,617	2,985	2,483

Cash and cash equivalents at the end of the year	30	8,726	4,617	2,985

Supplemental information:
Cash and cash equivalents at the end of the year	30	8,726	4,617	2,985
Bonds with original term to maturity exceeding three months	17	997	1,486	1,001
Undrawn committed credit facilities	26	7,451	7,457	7,456

Financial resources at the end of the year		17,174	13,560	11,442

Cash flow from operating activities		12,863	9,987	7,738
+ Net cash used in investing activities		(1,382)	(1,516)	(2,517)
– Net change in marketable securities (maturity exceeding three months)		466	(541)	514

Free cash flow		11,015	9,012	4,707

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Consolidated financial statements Consolidated statement of changes in equity

	Share capital	Treasury shares	Retained earnings	Other reserves			Total
DKK million				Exchange rate adjust- ments	Deferred gain/(loss) on cash flow hedges	Other adjust- ments

2008
Balance at the beginning of the year	647	(26)	30,661	209	678	13	32,182
Net profit for the year			9,645				9,645
Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised as financial income/expenses for the year					(615)		(615)
Fair value adjustment on financial instruments					(940)		(940)
Exchange rate adjustment of investments in subsidiaries				(473)			(473)
Fair value adjustments on financial assets available for sale						(9)	(9)
Novo Nordisk share of equity recognised by associated companies						39	39
Other adjustments						(45)	(45)
Tax adjustments				8	18	55	81

Net income recognised directly in equity for the year	–	–	–	(465)	(1,537)	40	(1,962)
Total recognised income and expense for the year	–	–	9,645	(465)	(1,537)	40	7,683

Share-based payment			331				331
Purchase of treasury shares		(16)	(4,701)				(4,717)
Sale of treasury shares		3	292				295
Reduction of the B share capital	(13)	13					–
Dividends			(2,795)				(2,795)

Balance at the end of the year	634	(26)	33,433	(256)	(859)	53	32,979

At the end of the year proposed dividends (not yet declared) of DKK 3,650 million (DKK 6.00 per share) are included in Retained earnings. No dividend is declared on treasury shares.

	Share capital	Treasury shares	Retained earnings	Other reserves *)			Total
DKK million				Exchange rate adjust- ments	Deferred gain/(loss) on cash flow hedges	Other adjust- ments

2007
Balance at the beginning of the year	674	(39)	28,810	156	419	102	30,122
Net profit for the year			8,522				8,522
Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised as financial income/expenses for the year					(363)		(363)
Fair value adjustment on financial instruments					634		634
Exchange rate adjustment of investments in subsidiaries				53			53
Fair value adjustments on financial assets available for sale						12	12
Novo Nordisk share of equity recognised by associated companies						(41)	(41)
Other adjustments						21	21
Tax adjustments				0	(12)	(81)	(93)

Net income recognised directly in equity for the year	–	–	–	53	259	(89)	223
Total recognised income and expense for the year	–	–	8,522	53	259	(89)	8,745

Share-based payment			130				130
Purchase of treasury shares		(16)	(4,819)				(4,835)
Sale of treasury shares		2	239				241
Reduction of the B share capital	(27)	27					–
Dividends			(2,221)				(2,221)

Balance at the end of the year	647	(26)	30,661	209	678	13	32,182

*) In 2007 adjustments have been made on other reserves regarding the split of tax adjustments.

At the end of the year proposed dividends (declared) of DKK 2,795 million (DKK 4.50 per share) are included in Retained earnings. No dividend is declared on treasury shares.

Novo Nordisk Annual Report 2008     55

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Consolidated financial statements Notes - Consolidated financial statements

1	Summary of significant accounting policies

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the International Financial Reporting Standards as adopted by the EU. The Consolidated financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (derivative financial instruments) at fair value through profit or loss.

The Financial statements of the Parent company, Novo Nordisk A/S, are prepared in accordance with The Danish Financial Statements Act. These are presented on pages 105 to 112 and the accounting policies are set out on page 108.

Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports for listed companies.

Effects of new accounting pronouncements
In 2008, Novo Nordisk has adopted the following new or revised standards and interpretations endorsed by EU effective for the accounting period beginning on 1 January 2008.

•	Interpretation guideline to IAS 19, IFRIC 14 – ‘The limit on a defined benefit asset, minimum funding requirement and their interaction’. IFRIC 14 provides guidance on assessing the limit in IAS 19 ‘Employee benefits’ on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The guideline has no impact on the Group’s Financial Statements.

The following interpretation of published standards is mandatory for accounting periods beginning on 1 January 2008 but is not relevant to the Group’s operations:

•	IFRIC 12, ‘Service concession arrangements’

Standards early adopted by the Group
The following standard with effective date of 1 January 2009 has been adopted by the group.

•	IFRS 8 ‘Operating segments’ was early adopted in 2008. The impact is limited as the reportable segments – diabetes care and biopharmaceuticals
	–	are unchanged as they are consistent with the internal reporting provided to management.

Standards not adopted by the Group
 The following standards and interpretations relevant to Novo Nordisk have been issued and endorsed by EU as per 31 December 2008 and are mandatory for the Group’s accounting periods beginning on or after 1 January 2009. These have not yet been adopted by Novo Nordisk:

•	IAS 1 (Revised), ‘Presentation of financial statements’ (effective from1 January 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity (comprehensive income statement).

•	IAS 23 (Amendment) ‘Borrowing costs’ (effective from 1 January 2009). The option of immediately expensing borrowing costs of a qualifying asset will be removed. Given the present capital structure of the Group the impact is expected to be limited.

•	IFRS 2 (Amendment), ‘Share-based payment’ (effective from 1 January 2009). The amended standard deals with vesting conditions and cancellations. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. It is not expected to have a material impact on the Group’s financial statements.
Standards not endorsed by EU
•	IAS 27 (Revised), ‘Consolidated and separate financial statements’,(effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. It is not expected to have a material impact on the Group’s financial statements.
•	IFRS 3 (Revised), ‘Business combinations’ (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the Income statement. All acquisition-related costs should be expensed.

•	IFRS 5 (Amendment), ‘Non-current assets held-for-sale and discontinued operations’ (and consequential amendment to IFRS 1, ‘First-time adoption’) (effective from 1 July 2009). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control.

•	IAS 28 (Amendment), ‘Investments in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Disclosure and Presentation’, and IFRS 7, ‘Financial instruments: Disclosures’) (effective from 1 January 2009). An investment in associate is treated as a single asset for the purposes of impairment testing. It is not expected to have material impact on the Group’s financial statements.

•	IAS 36 (Amendment), ‘Impairment of assets’ (effective from 1 January 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made.

•	IAS 38 (Amendment), ‘Intangible assets’ (effective from 1 January 2009). A prepayment may only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. It is not expected to have a material impact on the Group’s financial statements.

•	IAS 19 (Amendment), ‘Employee benefits’ (effective from 1 January 2009). The amendment clarifies the handling of plan amendment. The distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. It is not expected to have a material impact on the Group’s financial statements.

•	There are a number of minor amendments to IFRS 7, ‘Financial instruments: Disclosures’, IAS 1 (Amendment), ‘Presentation of financial statements’, IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, IAS 10, ‘Events after the reporting period’, IAS 18, ‘Revenue’, IAS 34, ‘Interim financial reporting’ and IAS 39 (Amendment), ‘Financial instruments: Recognition and measurement’. These amendments are not expected to have an impact on the Group’s financial statements.

•	IFRIC 16, ‘Hedges of a net investment in a foreign operation’ (effective from1 January 2009). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. The requirements of IAS 21, ‘The effects of changes in foreign exchange rates’, do apply to the hedged item. It is not expected to have a material impact on the Group’s financial statements.

The following interpretations and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2009 or later periods but are not relevant for the Group’s operations:

•	IFRS 1 (Amendment) ‘First time adoption of IFRS’, IAS 27 ‘Consolidated and separate financial statements’, IAS 16 (Amendment), ‘Property, plant and equipment’ (and consequential amendment to IAS 7, ‘Statement of cash flows’), IAS 27 (Amendment), ‘Consolidated and separate financial statements’, IAS 28 (Amendment), ‘Investments in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IFRS 7, ‘Financial instruments: Disclosures’), IAS 29 (Amendment), ‘Financial reporting in hyperinflationary economies’, IAS 31 (Amendment), ‘Interests in joint ventures’ (and consequential amendments to IAS 32 and IFRS 7), IAS 32 (Amendment), ‘Financial instruments: Disclosure and Presentation’, IAS 1 (Amendment), ‘Presentation of financial statements’ –‘Puttable financial instruments and obligations arising on liquidation’, IAS 37, ‘Provisions, contingent liabilities and contingent asset’, IAS 38 (Amendment), ‘Intangible assets’, IAS 40 (Amendment), ‘Investment property’ (and consequential amendments to IAS 16), IAS 41 (Amendment),

56     Novo Nordisk Annual Report 2008

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Consolidated financial statements Notes - Consolidated financial statements

1	Summary of significant accounting policies (continued)

‘Agriculture’, IAS 20 (Amendment), ‘Accounting for government grants and disclosure of government assistance’, IFRIC 13, ‘Customer loyalty programmes’ and IFRIC 15, ‘Agreements for construction of real estates’.

Principles of consolidation
The Consolidated Financial Statements include the financial statements of Novo Nordisk A/S (the Parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.

Companies that are not subsidiaries, but in which the Group holds 20% to 50% of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.

The Consolidated financial statements are based on the Financial statements of the Parent company and of the subsidiaries and are prepared by combining items of a uniform nature and eliminating intercompany transactions, shareholdings, balances and unrealised intercompany profits and losses. The Consolidated financial statements are based on financial statements prepared by applying the Group’s accounting policies.

The purchase method of accounting is used to account for the acquisition of businesses by the Group. The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Acquired and divested companies are included in the Income statement during the period of Novo Nordisk’s ownership. Comparative figures are not adjusted for disposed or acquired companies.

CRITICAL ACCOUNTING POLICIES

Novo Nordisk’s management considers the following to be the most critical accounting policies for the Group.

Sales and revenue recognition
Sales represent the fair value of the sale of goods excluding value added tax and after deduction of provisions for returned products, rebates, trade discounts and allowances.

Provisions and accruals for rebates to customers are provided for in the period the related sales are recorded. Historical data are readily available and reliable and are used for estimating the amount of the reduction in sales.

Revenue is recognised when it is realised or realisable and earned. Revenues are considered to have been earned when Novo Nordisk has substantially accomplished what it must do to be entitled to the revenues.

Revenue from the sale of goods is recognised when all the following specific conditions have been satisfied:

•	Novo Nordisk has transferred to the buyer the significant risk and rewards of ownership of the goods
•	Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably
•	It is probable that the economic benefits associated with the transaction will flow to Novo Nordisk; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably

These conditions are usually met by the time the products are delivered to the customers. Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement.

As a principal rule, sale of intellectual property is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property, the income is recognised in accordance with the term of the obligation. On the sale of intellectual property where the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events.

Revenue is measured at the fair value of the consideration received or receivable.

Research and development
Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group’s internal development costs in general do not meet the capitalisation criteria in IAS 38 ‘Intangible Assets’. Consequently, the technical feasibility criteria of IAS 38 are not considered fulfilled before regulatory approval is obtained. Therefore, all internal research and development costs are expensed in the Income statement as incurred.

For acquired in-process research and development projects the effect of probability is reflected in the cost of the asset and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the criteria for capitalisation. Please refer to the section ‘Intangible assets’ regarding the accounting treatment of intangible assets.

Property, plant and equipment used for research and development purposes are capitalised and depreciated over their estimated useful lives.

Derivative financial instruments
The Group uses forward exchange contracts, currency options, interest rate swaps and currency swaps to hedge forecasted transactions, assets and liabilities, and net investments in foreign subsidiaries in foreign currencies.

Novo Nordisk applies hedge accounting under the specific rules of IAS 39 ‘Financial instruments’ to forward exchange contracts and currency swaps. Upon initiation of the contract, the Group designates each derivative financial contract that qualifies for hedge accounting as a hedge of a specific hedged transaction: either i) a recognised asset or liability (fair value hedge), ii) a forecasted financial transaction or firm commitment (cash flow hedge), or iii) a hedge of a net investment in a foreign entity.

All contracts are initially recognised at fair value and subsequently re-measured at their fair values at the balance sheet date. The value adjustments on forward exchange contracts designated as hedges of forecasted transactions are recognised directly in equity, given hedge effectiveness. The cumulative value adjustment of these contracts is removed from equity and in cluded in the Income statement under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.

Novo Nordisk applies the hedge accounting requirements to interest rate swaps hedging forecasted transactions. Consequently, the fair value effect of interest rate adjustments on these contracts is recognised in equity.

Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the balance sheet date. The value adjustment is recognised in equity.

Currency options are initially recognised at cost and subsequently remeasured at their fair values at the balance sheet date. While providing effective economic hedges under the Group’s risk management policy, the current use of currency options does not meet the detailed requirements of IAS 39 for allowing hedge accounting. Currency options are therefore recognised directly in the Income statement under Financial income or Financial expenses.

Forward exchange contracts and currency swaps hedging recognised assets or liabilities in foreign currencies are measured at fair value at the balance sheet date. Value adjustments are recognised in the Income statement under Financial income or Financial expenses, along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.

All fair values are based on marked-to-market prices or standard pricing models.

The accumulated net fair value of derivative financial instruments is presented as ‘Marketable securities and financial derivatives’, if positive, or ‘Short-term debt and financial derivatives’, if negative.

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Consolidated financial statements Notes - Consolidated financial statements

1	Summary of significant accounting policies (continued)

Provisions
Provisions, including tax and legal cases, are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. In this connection Novo Nordisk makes the estimate based upon an evaluation of the individual most likely outcome of the cases. In the case where a reliable estimate cannot be made, these are disclosed as contingent liabilities.

OTHER ACCOUNTING POLICIES

Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to executive management, who is responsible for business strategies, allocating resources and addressing performance of the operating segments.

Translation of foreign currencies
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is the functional and presentation currency of the Parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates ruling at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as financial assets classified as available-for-sale, are included in the fair value reserve in equity.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the balance sheet date for assets and liabilities and at average exchange rates for Income statement items.

All exchange rate adjustments are recognised in the Income statement with the exception of exchange gains and losses arising from:

•	The translation of foreign subsidiaries’ net assets at the beginning of the year translated at the exchange rates at the balance sheet date
•	The translation of foreign subsidiaries’ income statements using average exchange rates, whereas balance sheets are translated using the exchange rates ruling at the balance sheet date
•	The translation of long-term intercompany receivables that are considered to be an addition to net investments in subsidiaries
•	The translation of investments in associated companies

The above exchange gains and losses are recognised in Other reserves under equity.

Licence fees and other operating income (net)
Licence fees and other operating income (net) comprise licence fees and income (net) of a secondary nature in relation to the main activities of the Group. The item also includes non-recurring income items (net) in respect of sale of intellectual property.

Intangible assets
Goodwill
Goodwill represents any cost in excess of identifiable net assets, measured at fair value, in the acquired company. Goodwill recorded under Intangible assets is related to subsidiaries.

Goodwill is measured at historical cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Other intangible assets
Patents and licences, that include acquired patents and licences to in-process research and development projects, are carried at historical cost less accumulated amortisation and any impairment loss.

Internal development of software and the costs related in connection with major IT projects for internal use are capitalised under Other intangible assets.

Amortisation is provided under the straight-line method over the estimated useful life of the asset as follows:

•  IT projects: 3–10 years

For the patents and in-process research and development projects the amortisation commence in the year in which the rights first generate sales.

Property, plant and equipment
Property, plant and equipment are measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Interest on loans financing construction of major investments is recognised as an expense in the period in which it is incurred. Subsequent cost is included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Land is not depreciated. Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

•	Buildings: 12– 50 years
•	Plant and machinery: 5 –16 years
•	Other equipment: 3 –16 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Leases
Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under Property, plant and equipment and depreciated over the estimated useful lives of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities.

Operating lease costs are charged to the Income statement on a straight-line basis over the period of the lease.

Investments in associated companies
Investments in associated companies are accounted for under the equity method of accounting (ie at the respective share of the associated companies’ net asset value applying Group accounting policies).

Goodwill relating to associated companies is recorded under Investments in associated companies.

Impairment of assets
Assets that have an indefinite useful life, for example brands or goodwill, are tested annually for impairment. The Group assesses the carrying amount of intangible assets and long-lived assets annually, or more frequently if events or changes in circumstances indicate that such carrying amounts may not be recoverable. Factors con sidered material by the Group and that could trigger an impairment test include the following:

•	Significant underperformance relative to historical or projected future results
•	Significant changes in the manner of the Group’s use of the acquired assets or the strategy for its overall business
•	Significant negative industry or economic trends

When it is determined that the carrying amount of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows.

58     Novo Nordisk Annual Report 2008

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Consolidated financial statements Notes - Consolidated financial statements

1	Summary of significant accounting policies (continued)

This impairment test is based upon management’s projections and anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines the discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products, forecasted lifecycle and forecasted cash flows over that period and the useful lives of the underlying assets.

While the assumptions are believed to be appropriate, the amounts estimated could differ materially from what actually occurs in the future. These discounted cash flows are prepared at cash-generating-unit level. The cash- generating-units are the smallest group of identifiable assets that generates cash inflows from continuing use which are largely independent of the cash inflows from other assets or groups of assets.

Financial assets
The Group classifies its investments in the following categories: Financial assets at fair value through profit or loss (financial derivatives), Loans and receivables and Available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and re- evaluates this designation at every reporting date to the extent that such a designation is permitted and required.

Financial assets at fair value through profit or loss
Financial derivatives used for hedging purposes are classified under financial assets at fair value through profit or loss even though financial derivatives used for hedging purposes, which do not qualify for hedge accounting, are regulated on equity. Assets in this category are classified as current assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in Trade receivables and Other receivables in the Balance sheet.

Trade receivables and Other receivables are stated at amortised cost less allowances for doubtful trade receivables. The allowances are based on an individual assessment of each receivable.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in Other financial assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Marketable securities under current assets are classified as available-for-sale financial assets.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value plus transaction costs for all financial assets not classified as fair value through profit or loss.

Currency options, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement as gains and losses from available-for-sale financial assets.

The fair values of quoted investments are based on current bid prices. Financial assets for which no active market exists are carried at cost if no reliable valuation model can be applied (unlisted shares).

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets have been impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss is removed from equity and recognised in the Income statement. Impairment losses recognised in the Income statement on equity instruments are not reversed through the Income statement.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Inventories
Raw materials and consumables are measured at cost assigned by using the first-in, first-out method.

Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, and production overheads such as employee costs, depreciation, maintenance etc. The production overheads are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time etc.

If the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Tax
Income taxes in the Income statement include tax payable for the year with addition of the change in deferred tax for the year.

Deferred income taxes arise from temporary differences between the accounting and tax balance sheets of the individual consolidated companies and from realisable tax-loss carry-forwards, using the liability method. The tax value of tax-loss carry-forwards is included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in the future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences.

Unremitted earnings are retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an immaterial income tax charge would result, based on the tax statutes currently in effect.

No deferred tax is calculated on differences associated with investments in subsidiaries, branches and associates as the differences by nature are permanent differences. However, deferred tax is calculated if the differences are tax deductible.

Employee benefits
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

Pensions
The Group operates a number of defined contribution plans throughout the world. In a few countries the group still operates defined benefit plans. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Past service costs are allocated over the average period until the benefits become vested.

Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.

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Consolidated financial statements Notes - Consolidated financial statements

1	Summary of significant accounting policies (continued)

The Group’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate.

Share-based compensation
The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options or shares that are expected to become exercisable. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and a corresponding adjustment to equity over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

Liabilities
Generally, liabilities are stated at amortised cost unless specifically mentioned otherwise.

Equity
Treasury shares
Treasury shares are deducted from the share capital at their nominal value of DKK 1 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are deducted from retained earnings.

Other reserves
Other reserves consist of exchange rate adjustments, cash flow hedging reserve and other adjustments.

Dividends
Dividends are recognised as a liability in the period in which they are declared at the Annual General Meeting.

Consolidated statement of cash flows and financial resources
The Consolidated statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year, and cash and cash equivalents at the beginning and the end of the year.

Cash and cash equivalents consist of cash and marketable securities, with original maturity of less than three months, less short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months, and undrawn committed credit facilities expiring after more than one year.

2	Changes in the scope of consolidation

In 2008, no changes in the scope of consolidation occurred.

In 2007, the Novo Nordisk subsidiary NNE A/S (NNE Pharmaplan A/S) completed the acquisition of the engineering activities in Pharmaplan GmbH from the German medical group Fresenius. The cost of the business combination was DKK 59 million. The purchase price was paid in cash. The net assets were included in the consolidation as from 1 April 2007.

In 2006, no changes in the scope of consolidation occurred.

3	Critical accounting estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the reported carrying amounts of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results could differ from those estimates. Novo Nordisk believes the following are the critical accounting estimates and judgements used in the preparation of its consolidated financial statements.

Non-recurring costs related to discontinuation of all pulmonary diabetes projects
Towards the end of 2007, Novo Nordisk conducted a detailed analysis of the future prospects for inhaled insulin and a review of the medical and commercial potential of the AERx® iDMS inhaled insulin system (AERx®).

This analysis resulted in a non-recurring impairment cost regarding intangible assets and manufacturing activities related to the AERx® system and cost of discontinuing all clinical development in the amount of DKK 1,325 million, which were recorded and negatively impacted operating profit in 2007.

In April 2008, Novo Nordisk also decided to discontinue the remaining part of its pulmonary activities.

As a result of these decisions an additional cost of DKK 325 million was included in Research and development costs in the 2008 Annual Report.

In 2008 and 2007, Novo Nordisk recorded the following charges related to the impairment of pulmonary diabetes projects.

DKK million	2008	2007

Impairment of intangible assets	–	117
Severance pay and other employee related costs	155	–
Impairment of tangible assets	53	753
Commitments regarding clinical trials	–	326
Leasing and investment commitments	42	129
Other cost related to closure of pulmonary diabetes projects	75	–

Total costs	325	1,325

These charges were included in Research and development costs. In addition, a cost of DKK 52 million, related to the AERx® discontinuation, was included as financial expense in 2007.

Sales rebate accruals and provisions
Sales rebate accruals and provisions are established in the same period as the related sales. The sales rebate accruals and provisions are recorded as a reduction in sales and are included in Other provisions and Other liabilities.

The accruals and provisions are based upon historical rebate payments. They are calculated based upon a percentage of sales for each product as defined by the contracts with the various customer groups.

Factors that complicate the rebate calculations are:

•	Identification of the products which have been sold subject to a rebate
•	The customer or government price terms which apply
•	The estimated time lag between sale and payment of a rebate

The US market has the most complex arrangements for rebates, discounts and allowances.

60     Novo Nordisk Annual Report 2008

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Consolidated financial statements Notes - Consolidated financial statements

3	Critical accounting estimates and judgements (continued)

Significant sales rebate and discount amount are rebates from sales covered by Medicaid and Medicare, the US public healthcare insurance system. Provisions for Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Although accruals are made for Medicaid and Medicare rebates at the time sales are recorded, the Medicare and Medicaid rebates related to the specific sale will typically be invoiced to Novo Nordisk up to six months later. Due to the time lag, in any particular period the rebate adjustments to sales may incorporate revisions of accruals for prior periods.

Customer rebates are offered to a number of managed healthcare plans. These rebate programmes provide that the customer receives a rebate after attaining certain performance parameters relating to product purchases, formulary status and pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement, historical experience, anticipated channel mix, product growth rates and market share information. Novo Nordisk considers the sales performance of products subject to managed healthcare rebates and other contract discounts and adjusts the provision periodically to reflect actual experience.

Wholesaler charge-backs relate to contractual arrangements Novo Nordisk has with indirect customers, mainly in the US, to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler charge-back represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions are calculated for estimated charge-back using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received yet not processed. Wholesaler charge-backs are generally settled within one to three months of incurring the liability.

Novo Nordisk believes that the accruals and provisions established for sales rebates are reasonable and appropriate based on current facts and circumstances. However, the actual amount of rebates and discounts may differ from the amounts estimated by management.

A reconciliation of gross sales to net sales for North America (includes the US and Canada) is as follows:

DKK million	2008	2007	2006

Gross sales	22,639	20,109	17,196

Gross-to-net sales adjustments:
Medicaid and Medicare rebates	(1,672)	(1,279)	(1,186)
Managed healthcare rebates	(1,543)	(1,333)	(1,073)
Wholesaler charge-backs	(2,949)	(2,594)	(2,074)
Cash discounts	(433)	(381)	(310)
Sales returns	(512)	(432)	(116)
Other rebates and allowances	(376)	(344)	(157)

Total gross-to-net sales adjustments	(7,485)	(6,363)	(4,916)

Net sales	15,154	13,746	12,280

The carrying amount of sales rebate accruals and provisions is DKK 2,400 million at 31 December 2008. Please refer to notes 5 and 25 for further information on sales accruals and provisions.

Indirect production costs (IPCs)
Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, as well as IPCs such as employee costs, depreciation, maintenance etc.

IPCs are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the parameters for calculation of IPCs, including utilisation levels, production lead time etc could have an impact on the gross margin and the overall valuation of inventories. The carrying amount of IPCs is DKK 4,633 million at 31 December 2008. Please refer to note 18 for further information.

Allowances for doubtful trade receivables
Trade receivables are stated at amortised cost less allowances for potential losses on doubtful trade receivables.

Novo Nordisk maintains allowances for doubtful trade receivables for estimated losses resulting from the subsequent inability of the customers to make required payments. If the financial conditions of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyses trade receivables and analyses historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful trade receivables.

The uncertainty connected with the allowance for doubtful trade receivables is considered limited. The carrying amount of allowances for doubtful trade receivables is DKK 602 million at 31 December 2008. Please refer to note 19 for further information.

Income taxes
Management judgement is required in determining the Group’s provision for deferred income tax assets and liabilities. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised.

The carrying amount of deferred income tax assets and deferred income tax liabilities is DKK 1,696 million and DKK 2,404 million respectively at 31 December 2008. Please refer to note 23 for further information.

Provisions and contingencies
As part of normal business Novo Nordisk issues credit notes for expired goods. Consequently a provision for future returns is made, based on historical statisti cal product returns.

Revenue recognition for new product launches is based on specific facts and circumstances for the specific products, including estimated demand and acceptance rates from well-established products with similar market characteri stics. In recent years the products launched by Novo Nordisk have been comparable with either other products already on the market or products in therapy areas well known to Novo Nordisk, and therefore uncertainties surrounding products launched have been limited.

The carrying amount of provision for returned products is DKK 594 million at 31 December 2008. Please refer to note 25 for further information.

Management of the Group makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation etc, management considers the evaluation of external counsel knowledgeable about each matter, as well as known outcomes in case law. Provisions for pending litigations are recognised under Other provisions. Please refer to notes 25 and 36 for a description of significant litigations pending.

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Consolidated financial statements Notes – Consolidated financial statements

4 Segment information

Business segments

For management reporting purposes, the Group operates in two global business segments based on different therapies:

Diabetes care:
The business segment includes discovery, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems as well as oral antidiabetic products (OAD).

Biopharmaceuticals:
The business segment includes discovery, development, manufacturing and marketing of products within the therapy areas haemostasis management,	growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating result of its business segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit consistent with the consolidated financial statements. Group financing (including financial expense and financial income) and income taxes are managed on a group basis and are not allocated to operating segments.

Business segments				2008	2007	2006

DKK million				Diabetes care

Segment sales and results

Sales
Modern insulins (insulin analogues)				17,317	14,008	10,825
Human insulins				11,804	12,572	13,451
Insulin-related sales				1,844	1,749	1,606
Oral antidiabetic products (OAD)				2,391	2,149	1,984

Diabetes care total				33,356	30,478	27,866

Haemostasis management
Growth hormone therapy
Hormone replacement therapy
Other products

Biopharmaceuticals total

Sales				33,356	30,478	27,866
Change in DKK (%)				9.4%	9.4%	16.1%
Change in local currencies (%)				12.7%	14.1%	17.0%
Cost of goods sold				8,705	8,404	8,123
Sales and distribution costs				10,497	9,962	9,257
Research and development costs				4,791	6,116	3,898
– hereof costs related to discontinuation of all pulmonary diabetes projects				(325)	(1,325)	–
Administrative expenses				1,936	1,916	1,748
Licence fees and other operating income				142	179	142
Operating profit				7,569	4,259	4,982
Operating profit (excl cost related to discontinuation of all pulmonary diabetes projects)				7,894	5,584	–

Share of profit in associated companies
Financial income (net)
Profit before income taxes
Income taxes

Net profit

Other segment items

Depreciation and amortisation				1,899	1,774	1,632
Impairment losses in the Income statement				208	931	45
Additions to property, plant and equipment and intangible assets (net)				1,628	1,995	2,499
Long-term assets				16,037	16,884	17,606
Total assets				30,468	30,257	29,714
Total liabilities				8,398	7,980	7,470

Geographical information	2008	2007	2006	2008	2007	2006

DKK million	Europe *)			North America

Sales	17,219	16,350	15,300	15,154	13,746	12,280
Change in DKK (%)	5.3%	6.9%	9.1%	10.2%	11.9%	28.8%
Change in local currencies (%)	6.7%	6.8%	8.9%	17.7%	21.8%	29.4%
Additions to property, plant and equipment and intangible assets (net)	1,458	1,651	2,065	137	509	460
Property, plant and equipment	15,624	16,398	16,765	973	998	1,480
Total assets	40,849	38,428	35,232	3,532	2,873	3,819

*) The country of domicile for Novo Nordisk is disclosed as Europe in the geographical information.

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Consolidated financial statements Notes – Consolidated financial statements

4 Segment information (continued)

There are no sales or other transactions between the business segments. Costs have been split between business segments based on a specific allocation with the addition of a minor number of corporate overheads allocated systematically to the segments. Other operating income has been allocated to the two segments based on the same principle. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, long-term financial assets, inventories, trade receivables and other receivables. Segment liabilities comprise liabilities derived from the activities of the segment, including provisions, trade payables and other liabilities.

No single customer represents 10% or more of the total revenue.

Geographical information

The Group operates in four main geographical areas:

Europe: EU, EFTA, Albania, Bosnia-Herzegovina, Croatia, Macedonia, Serbia & Montenegro and Kosovo
North America: The US and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Sales are attributed to geographical regions based on the location of the customer. There are no sales between regions. Total assets and additions to property, plant and equipment and intangible assets are based on the location of the assets.

2008

	2007	2006	2008	2007		2006		2008	2007	2006
Biopharmaceuticals			Corporate/unallocated					Total

								17,317	14,008	10,825

								11,804	12,572	13,451

								1,844	1,749	1,606

								2,391	2,149	1,984

								33,356	30,478	27,866
6,396

	5,865	5,635						6,396	5,865	5,635
3,865

	3,511	3,309						3,865	3,511	3,309
1,612

	1,668	1,607						1,612	1,668	1,607
324

	309	326						324	309	326

12,197

	11,353	10,877						12,197	11,353	10,877

12,197

	11,353	10,877						45,553	41,831	38,743
7.4%
	4.4%	11.6%						8.9%	8.0%	14.8%
11.1%
	9.9%	12.7%						12.2%	12.9%	15.7%
1,404

	1,389	1,462						10,109	9,793	9,585
2,369

	2,409	2,351						12,866	12,371	11,608
3,065

	2,422	2,418						7,856	8,538	6,316
–

	–	–						(325)	(1,325)	–
699

	592	639						2,635	2,508	2,387
144

	142	130						286	321	272
4,804

	4,683	4,137						12,373	8,942	9,119
4,804

	4,683	–						12,698	10,267	–

			(124)	1,233		(260)		(124)	1,233	(260)

			446	796		305		446	796	305

								12,695	10,971	9,164

			3,050	2,449		2,712		3,050	2,449	2,712

								9,645	8,522	6,452

284

	263	291	47	37		40		2,230	2,074	1,963
3

	–	–	1	2		134		212	933	179
329

	391	509	–	–		1		1,957	2,386	3,009
3,220

	3,470	3,684	2,282	3,075		2,567		21,539	23,429	23,857
6,640

	6,685	6,783	13,495	10,789		8,195		50,603	47,731	44,692
2,448

	2,488	2,269	6,778	5,081		4,831		17,624	15,549	14,570

2008

	2007	2006	2008	2007		2006		2008	2007	2006

International Operations			Japan & Oceania					Total

8,425

	7,295	6,494	4,755	4,440		4,669		45,553	41,831	38,743
15.5%
	12.3%	18.1%	7.1%	(4.9%	)	(0.9%	)	8.9%	8.0%	14.8%
20.5%
	17.8%	18.7%	2.1%	3.1%		5.0%		12.2%	12.9%	15.7%
354

	222	465	8	4		19		1,957	2,386	3,009
1,827

	2,031	1,897	215	178		208		18,639	19,605	20,350
5,267

	5,648	4,618	955	782		1,023		50,603	47,731	44,692

Novo Nordisk Annual Report 2008     63

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Consolidated financial statements Notes – Consolidated financial statements

5 Sales rebate accruals and provisions

DKK million	2008	2007	2006

At the beginning of the year	1,833	1,847	1,872
Additional rebates deducted from sales	4,157	3,176	2,761
Adjustments to previous year’s accruals and provisions	(209)	(168)	(218)
Payments and grants of rebates during the year	(3,469)	(2,835)	(2,372)
Exchange rate adjustments	88	(187)	(196)

At the end of the year	2,400	1,833	1,847

Specification of sales rebate accruals and provisions:
Other liabilities	119	89	72
Current provisions	2,281	1,744	1,775

Total sales rebate accruals and provisions	2,400	1,833	1,847

6 Employee costs

DKK million	2008	2007	2006

Wages and salaries	10,541	9,792	9,225
Share-based payment costs (refer to note 33)	331	130	113
Pensions – defined contribution plans	745	724	670
Retirement benefit obligations (refer to note 24)	128	109	111
Other contributions to social security	714	709	645
Other employee costs	1,169	1,094	911

Total employee costs	13,628	12,558	11,675

Included in the Income statement
under the following headings:
Cost of goods sold	3,676	3,519	3,632
Sales and distribution costs	5,083	4,498	3,904
Research and development costs	3,040	2,813	2,424
Administrative expenses	1,654	1,563	1,523

Total included in the Income statement	13,453	12,393	11,483

In addition the following employee cost are consolidated in other operating income (net):
NNE Pharmaplan A/S	897	800	545
NNIT A/S	760	642	556

Included in the Balance sheet as:
Capitalised employee costs related to assets in course of construction etc	29	58	115
Change in employee costs included in inventories	146	107	77

Total included in the Balance sheet	175	165	192

Total employee costs	13,628	12,558	11,675

In addition the following employee cost have been capitalised as assets in course of construction NNE Pharmaplan A/S	297	264	545

For information on remuneration to the Board of Directors and Executive Management, please refer to note 34.

Average number of full-time employees	26,069	24,344	22,590
Year-end number of full-time employees	26,575	25,516	23,172

7 Depreciation, amortisation and impairment losses

DKK million	2008	2007	2006

Included in the Income statement under the following headings:
Cost of goods sold	1,831	1,652	1,682
Sales and distribution costs	38	31	56
Research and development costs *)	473	1,205	302
Administrative expenses	100	119	102

Total depreciation, amortisation and impairment losses	2,442	3,007	2,142

*) Hereof costs of DKK 53 million in 2008 related to discontinuation of all pulmonary diabetes projects (DKK 870 million in 2007).

8 Fees to statutory auditors

DKK million	2008	2007	2006

Statutory audit	25	25	24
Audit-related services	4	6	7
Tax advisory services	16	15	16
Other services	1	1	1

Total	46	47	48

9 Licence fees and other operating income (net)

DKK million	2008	2007	2006

Licence fees	146	229	148
Net income from IT, engineering and other services	50	26	55
Other income	90	66	69

Total licence fees and other operating income (net)	286	321	272

10 Financial income

DKK million	2008	2007	2006

Interest income *)	631	322	369
Capital gain on investments etc (net)	–	–	153
Foreign exchange gain on derivative financial instruments (net)	462	911	407
Gains on currency options	34	70	2

Total financial income	1,127	1,303	931

*) 2008 includes interest income related to the conclusion of the antidumping case in Brazil.

11 Financial expenses

DKK million	2008	2007	2006

Interest expenses	246	324	296
Capital loss on investments etc (net) *)	28	60	–
Foreign exchange loss (net)	355	71	268
Other financial expenses	52	52	62

Total financial expenses	681	507	626

*) Including unrealised capital loss of DKK 52 million related to Novo Nordisk’s investment in Aradigm Inc. in 2007.

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Consolidated financial statements Notes – Consolidated financial statements

12 Income taxes

DKK million	2008		2007		2006

Current tax on profit for the year	2,233		2,835		2,832
Deferred tax on profit for the year	851		(347)		(213)

Tax on profit for the year	3,084		2,488		2,619
Adjustments related to previous years – current tax	(218)		(11)		964
Adjustments related to previous years – deferred tax	184		(28)		(871)

Income taxes in the Income statement	3,050		2,449		2,712

Tax on entries in equity related to current tax	27		43		4
Tax on entries in equity related to deferred tax	(108)		50		125

Tax on entries in equity	(81)		93		129

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	25.0%		25.0%		28.0%
Deviation in foreign subsidiaries’ tax rates compared to the Danish tax rate (net)	(0.3%	)	2.9%		2.1%
Non-tax income less non-tax deductible expenses (net)	(0.4%	)	(3.2%	)	(0.4%	)
Effect on deferred tax related to change in the Danish tax rate in 2007	–		(2.0%	)	–
Other	(0.3%	)	(0.4%	)	(0.1%	)

Effective tax rate	24.0%		22.3%		29.6%

13 Earnings per share

DKK million		2008	2007	2006

Net profit		9,645	8,522	6,452

Average number of shares outstanding *)	in 1,000 shares	615,780	631,783	641,862
Dilutive effect of outstanding share bonus pool and options ‘in the money’ **)	in 1,000 shares	4,947	4,639	3,526

Average number of shares outstanding incl dilutive effect of options ‘in the money’	in 1,000 shares	620,727	636,422	645,388

Basic earnings per share *)	DKK	15.66	13.49	10.05
Diluted earnings per share *)	DKK	15.54	13.39	10.00

*) In 2007 there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1. The comparative figures for 2006 have been updated accordingly.
**) For further information on outstanding share bonus pool and options, please refer to note 33.

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Consolidated financial statements Notes – Consolidated financial statements

14 Intangible assets

	Goodwill	Patents and	Other	Total
		licences etc	intangible
DKK million			assets *)

2008
Cost at the beginning of 2008	133	520	572	1,225
Additions during the year	5	172	22	199
Disposals during the year	(2)	–	(7)	(9)
Exchange rate adjustments	–	8	22	30

Cost at the end of 2008	136	700	609	1,445

Amortisation and impairment losses at the beginning of 2008	65	153	336	554
Amortisation for the year	–	16	34	50
Impairment losses for the year	–	50	8	58
Amortisation reversed on disposals during the year	–	–	(5)	(5)
Exchange rate adjustments	–	–	0	0

Amortisation and impairment losses at the end of 2008	65	219	373	657

Carrying amount at the end of 2008	71	481	236	788

2007
Cost at the beginning of 2007	82	486	491	1,059
Additions during the year	52	21	97	170
Addition regarding acquisitions	–	26	18	44
Disposals during the year	(1)	(11)	(41)	(53)
Exchange rate adjustments	–	(2)	7	5

Cost at the end of 2007	133	520	572	1,225

Amortisation and impairment losses at the beginning of 2007	65	22	333	420
Amortisation for the year	–	14	32	46
Impairment losses for the year **)	–	117	–	117
Amortisation reversed on disposals during the year	–	(1)	(37)	(38)
Exchange rate adjustments	–	1	8	9

Amortisation and impairment losses at the end of 2007	65	153	336	554

Carrying amount at the end of 2007	68	367	236	671

*) Includes primarily internally developed software and costs related to major IT projects. **) Impairment losses of DKK 117 million relates to discontinuation of AERx®.

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Consolidated financial statements Notes – Consolidated financial statements

15 Property, plant and equipment

	Land and	Plant and	Other	Payments on	Total
	buildings	machinery	equipment	account and
				assets in
				course of
DKK million				construction

2008
Cost at the beginning of 2008	12,208	15,564	2,289	2,547	32,608
Additions during the year	164	261	164	1,183	1,772
Addition regarding acquisitions	–	–	–	–	–
Disposals during the year	(448)	(335)	(183)	(795)	(1,761)
Transfer from/(to) other items	472	378	335	(1,185)	–
Exchange rate adjustments	(116)	(169)	15	39	(231)

Cost at the end of 2008	12,280	15,699	2,620	1,789	32,388

Depreciation and impairment losses at the beginning of 2008	3,618	7,317	1,366	702	13,003
Depreciation for the year	516	1,399	265	–	2,180
Impairment losses for the year *)	6	92	3	53	154
Depreciation reversed on disposals during the year	(333)	(311)	(152)	(755)	(1,551)
Exchange rate adjustments	(15)	(26)	4	–	(37)

Depreciation and impairment losses at the end of 2008	3,792	8,471	1,486	–	13,749

Carrying amount at the end of 2008	8,488	7,228	1,134	1,789	18,639

2007
Cost at the beginning of 2007	11,525	14,066	2,623	3,775	31,989
Additions during the year	284	387	203	1,434	2,308
Addition regarding acquisitions	7	–	2	–	9
Disposals during the year	(241)	(720)	(646)	(33)	(1,640)
Transfer from/(to) other items	640	1,847	129	(2,616)	0
Exchange rate adjustments	(7)	(16)	(22)	(13)	(58)

Cost at the end of 2007	12,208	15,564	2,289	2,547	32,608

Depreciation and impairment losses at the beginning of 2007	3,231	6,677	1,731	–	11,639
Depreciation for the year	500	1,302	226	–	2,028
Impairment losses for the year *)	30	25	26	735	816
Depreciation reversed on disposals during the year	(133)	(685)	(609)	(33)	(1,460)
Exchange rate adjustments	(10)	(2)	(8)	–	(20)

Depreciation and impairment losses at the end of 2007	3,618	7,317	1,366	702	13,003

Carrying amount at the end of 2007	8,590	8,247	923	1,845	19,605

*) Impairment losses of DKK 53 million relates to discontinuation of all pulmonary diabetes projects in 2008 (DKK 753 million in 2007).

16 Investments in associated companies

DKK million	2008	2007

Aggregated financial information of associated companies:
Sales	88	333
Net profit/(loss)	(681)	4,944
Total assets	1,750	3,581
Total liabilities	1,062	880

Novo Nordisk’s share of profit/(loss) in associated companies	(124)	1,233
Hereof unrealised capital gains/(losses)	–	15
Novo Nordisk’s carrying amount of investments in associated companies	222	500
Hereof Novo Nordisk’s carrying amount of goodwill related to investments in associated companies	69	69

Market values of shareholdings in listed associated companies:
– ZymoGenetics, Inc. (NASDAQ symbol: ZGEN)	331	1,237
– Innate Pharma SA (Euronext symbol: IPH)	48	128

Novo Nordisk recorded in 2007 an income of DKK 1,518 million related to the divestment of the business activities in Dako A/S. As a shareholder in Harno Invest A/S (formerly Dako A/S) Novo Nordisk received a dividend of DKK 170 million in 2008 (DKK 1,470 million in 2007).

Please refer to page 101 for a list of Novo Nordisk’s associated companies.

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Consolidated financial statements Notes – Consolidated financial statements

17 Financial instruments

	‘Loans and	‘Assets at	‘Derivatives	‘Available	Total
	Receivables’	fair value	used for	for sale’
		through profit	hedging’
DKK million		and loss’

2008
Assets as per balance sheet
Available-for-sale financial assets:
– Listed shares	–	–	–	3	3
– Unlisted shares	–	–	–	165	165
– Bonds *)	–	–	–	997	997
Loans	41	–	–	–	41
Derivative financial instruments (refer to note 35)	–	365	–	–	365

Other financial assets and Marketable securities and financial derivatives	41	365	–	1,165	1,571
Trade and other receivables excluding prepayments (refer to note 19 and 20)	7,692	–	–	–	7,692
Cash at bank and in hand (refer to note 30)	8,781	–	–	–	8,781

Total	16,514	365	–	1,165	18,044

DKK million	‘Liabilities at fair value through profit and loss’	‘Derivatives used for hedging’	‘Other financial liabilities at amortised cost’	Total

2008
Liabilities as per balance sheet
Long-term debt (refer to note 22)	–	–	980	980
Bank loans and overdrafts (refer to note 26)	–	–	55	55
Derivative financial instruments (refer to note 35)	–	1,279	–	1,279
Trade and other payables excluding statutory liabilities (refer to Trade payables and note 27)	–	–	7,999	7,999

Total	–	1,279	9,034	10,313

Revaluation surplus on available-for-sale financial assets recognised in equity during the year	(9)
Bonds with maturity exceeding 12 months from the balance sheet date	997
Duration of the Group’s bond portfolio (years)	1.5
Redemption yield on the Group’s bond portfolio	4.3%

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Consolidated financial statements Notes – Consolidated financial statements

17 Financial instruments (continued)

	‘Loans and	‘Assets at	‘Derivatives	‘Available	Total
	Receivables’	fair value	used for	for sale’
		through profit	hedging’
DKK million		and loss’

2007
Assets as per balance sheet
Available-for-sale financial assets:
– Listed shares	–	–	–	5	5
– Unlisted shares	–	–	–	107	107
– Bonds *)	–	–	–	1,486	1,486
Loans	40	–	–	–	40
Derivative financial instruments (refer to note 35)	–	1,048	–	–	1,048

Other financial assets and Marketable securities and financial derivatives	40	1,048	–	1,598	2,686
Trade and other receivables excluding prepayments (refer to note 19 and 20)	6,983	–	–	–	6,983
Cash at bank and in hand (refer to note 30)	4,823	–	–	–	4,823

Total	11,846	1,048	–	1,598	14,492

DKK million	‘Liabilities at fair value through profit and loss’	‘Derivatives used for hedging’	‘Other financial liabilities at amortised cost’	Total

2007
Liabilities as per balance sheet
Long-term debt (refer to note 22)	–	–	961	961
Long-term debt due within one year (refer to note 26)	–	–	154	154
Bank loans and overdrafts (refer to note 26)	–	–	206	206
Derivative financial instruments (refer to note 35)	–	45	–	45
Trade and other payables excluding statutory liabilities (refer to Trade payables and note 27)	–	–	6,560	6,560

Total	–	45	7,881	7,926

Revaluation surplus on available-for-sale financial assets recognised in equity during the year	12
Bonds with maturity exceeding 12 months from the balance sheet date	985
Duration of the Group’s bond portfolio (years)	1.6
Redemption yield on the Group’s bond portfolio	4.4%

*) Danish AAA-rated mortgage bonds issued by Danish credit institutions governed by The Danish Financial Supervisory Authority.

For a description of Credit quality of financial assets such as ‘Trade receivables’, ‘Cash at bank and short term bank deposits’ and ‘Derivative financial assets’ please refer to note 31.

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Consolidated financial statements Notes – Consolidated financial statements

18 Inventories

DKK million	2008	2007

Raw materials and consumables	1,279	1,210
Work in progress	6,659	6,010
Finished goods	1,673	1,800

Total inventories	9,611	9,020

Indirect production costs included in work
in progress and finished goods	4,633	4,418

Amount of write-down of inventories recognised as expense during the year *)	733	188

Amount of reversal of write-down of inventories during the year	48	81

*) Write-downs in 2008 include a few batches of bulk insulin with impurities.

19 Trade receivables

DKK million	2008	2007

Trade receivables (gross)	7,183	6,634

Allowances for doubtful trade receivables:
Balance at the beginning of the year	542	459
Change in allowances during the year	69	119
Realised losses during the year	(9)	(36)

Balance at the end of the year	602	542

Total trade receivables	6,581	6,092

Trade receivables (net) are equal to an
average credit period of (days)	53	53

Trade receivables (gross) can be specified as follows:
Not due	5,699	5,255

Overdue by:
Between 1 and 179 days	901	835
Between 180 and 359 days	263	182
More than 360 days	320	362

Total trade receivables (gross)	7,183	6,634

20 Other receivables

DKK million	2008	2007

Prepayments	593	602
Interest receivable	54	79
Amounts owed by affiliated companies	146	105
Rent deposit	305	254
Other receivables	606	453

Total other receivables	1,704	1,493

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Consolidated financial statements Notes – Consolidated financial statements

21 Share capital

DKK million	2008	2007

Development in share capital:
A share capital	107	107
B share capital	527	540

At the end of the year	634	647

The A share capital remained unchanged at DKK 107 million from 2004 to 2008. In 2008 the B share capital was reduced by DKK 13 million from DKK 540 million to DKK 527 million. In 2007 the B share capital was reduced by DKK 27 million from DKK 567 million to DKK 540 million. In 2006 the B share capital was reduced by DKK 35 million from DKK 602 million to DKK 567 million. The B share capital remained 602 million from 2004 to 2005.

See ‘Shares and capital structure’ on page 49.

At the end of 2008, the share capital amounted to DKK 107,487,200 in A share capital (equal to 107,487,200 A shares of DKK 1) and DKK 526,512,800 in B share capital (equal to 526,512,800 B shares of DKK 1).

	Number of B shares of DKK 1	As % of share capital before cancellation		As % of share capital after cancellation		Market value DKK million

Treasury shares:
Holding at the beginning of the year	25,815,130	3.99%				8,648
Cancellation of treasury shares	(12,960,000)	(2.00%	)			(3,950)

Holding of treasury shares, adjusted for cancellation	12,855,130	1.99%		2.03%		4,306

Purchase during the year	15,579,207			2.46%		4,717
Sale during the year	(2,713,242)			(0.43%	)	(295)
Value adjustment						(1,758)

Holding at the end of the year	25,721,095			4.06%		6,970

Acquisition of treasury shares during the year is part of the 2006 to 2009 share buy-back programme of Novo Nordisk B shares. The programme was initiated in order to align the capital structure with the expected development in free cash flow. Sale of treasury shares relates to exercised share options and employee shares.

At the end of the year 8,840,007 of the treasury B shareholding shares are regarded as hedge for the share-based incentive schemes and restricted stock awards to employees.

22 Long-term debt

DKK million	2008	2007

Mortgage debt and other secured loans *)	504	504

Unsecured loans and other long-term loans **)	476	457

Total long-term debt	980	961

The debt is payable within the following periods as from the balance sheet date:
Between one and two years	0	0
Between two and three years	476	0
Between three and four years	0	457
Between four and five years	42	0
After five years	462	504

Total long-term debt	980	961

The debt is denominated in the following currencies:
DKK	2	2
EUR	502	502
USD	476	457

Total long-term debt	980	961

Adjustment of the above loans to market value at year-end 2008 would result in a loss of DKK 2 million (a loss of DKK 2 million in 2007).

*) Terms to maturity between 2016 – 2022 and a weighted average interest rate of 4.09%.
**) Terms to maturity in 2011 and a weighted average interest rate of 1.63%.

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Consolidated financial statements Notes – Consolidated financial statements

23 Deferred income tax assets and liabilities

DKK million	2008	2007

At the beginning of the year	(176)	87
Deferred tax on profit for the year	851	(347)
Adjustment relating to previous years	184	(28)
Deferred tax on items recognised on equity	(108)	50
Addition regarding acquisition	–	7
Exchange rate adjustments	(43)	55

Total deferred tax (assets)/liabilities (net)	708	(176)

			2008			2007
DKK million	Assets	Liabilities	Total	Assets	Liabilities	Total

Specification
The deferred tax assets and liabilities are allocable
to the various balance sheet items as follows:
Property, plant and equipment	(129)	1,502	1,373	(451)	1,321	870
Intangible assets	(628)	7	(621)	(677)	1	(676)
Indirect production costs	–	1,158	1,158	–	1,103	1,103
Unrealised profit on intercompany sales	(1,997)	–	(1,997)	(1,643)	–	(1,643)
Allowances for doubtful trade receivables	(72)	2	(70)	(61)	1	(60)
Tax-loss carry-forward	(52)	–	(52)	(22)	–	(22)
Other	(453)	1,370	917	(1,188)	1,440	252

	(3,331)	4,039	708	(4,042)	3,866	(176)

Netting of deferred tax assets and deferred tax liabilities related to income taxes for which there is a legally enforceable right to offset	1,635	(1,635)	–	1,520	(1,520)	–

Total deferred tax (assets)/liabilities (net)	(1,696)	2,404	708	(2,522)	2,346	(176)

Tax-loss carry-forward
Deferred tax assets are recognised on tax-loss carry-forwards that represent income likely to be realised in the future. The deferred tax assets of a tax loss of DKK 276 million (DKK 224 million in 2007) have not been recognised in the Balance sheet. Hereof DKK 15 million expire within three years.

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24 Retirement benefit obligations

Most employees in the Group are covered by post-employment retirement plans in the form of primarily defined contribution plans or alternatively defined benefit plans. Group companies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to the legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.

Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the United States.

Post-employment benefit plans are usually funded by payments from Group companies and by employees to funds independent of the Group. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Group’s Balance sheet. In accordance with the Accounting Policies the costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs or Administrative expenses.

The following shows a five-year summary reflecting the funding of retirement obligations and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities:

DKK million	2008	2007	2006	2005	2004

Retirement obligations	1,103	885	938	875	609
Plan assets	(649)	(566)	(495)	(435)	(313)

Deficit/(surplus)	454	319	443	440	296
Unrecognised gains/(loss)	(35)	43	(113)	(124)	(46)

Retirement obligations recognised in the balance sheet	419	362	330	316	250

Actuarial (gains)/losses on plan assets	56	(3)	(3)	6	(2)
Actuarial (gains)/losses on plan liabilities	24	(151)	7	77	16

DKK million	2008	2007

Balance sheet obligations for
Defined benefit pension plans	907	738
Post-employment medical benefits	196	147

Total retirement obligations	1,103	885

Change/development in the retirement
obligations of the year
At the beginning of the year	885	938
Current service cost	112	91
Interest cost on pension obligation	41	32
Actuarial (gains)/losses	24	(151)
Past service costs	1	–
Benefits paid to employees	(52)	(23)
Addition regarding acquisition	–	31
Changed classification of pensions plans	17	–
Plan amendments	–	3
Other	3	–
Exchange rate adjustments	72	(36)

At the end of the year	1,103	885

Change/development in the fair value
of plan assets of the year
At the beginning of the year	566	495
Expected return on plan assets	24	18
Actuarial gains/(losses)	(56)	3
Employer contributions	81	68
Benefits paid to employees	(24)	(10)
Addition regarding acquisition	–	1
Changed classification of pensions plans	11	–
Other	3	–
Exchange rate adjustments	44	(9)

At the end of the year	649	566

DKK million	2008	2007

Weighted average asset allocation of funded retirement obligations
Equities	22%	27%
Bonds	58%	56%
Cash at bank	15%	12%
Property	5%	5%

The amounts recognised in the Balance sheet are determined as
Present value of funded obligations	870	695
Fair value of plan assets	(649)	(566)

	221	129

Present value of unfunded obligations	233	190
Unrecognised actuarial gains/(losses) (net) on pension benefit plans	(68)	2
Unrecognised actuarial gains/(losses) (net) on post-employment medical plans	36	44
Unrecognised past service costs	(3)	(3)

Net liability in the Balance sheet	419	362

Amounts recognised in the Balance sheet for post-employment defined benefit pension plans and medical plans are predominantly non-current and are reported as either long-term assets or long-term liabilities.

Change/development in the retirement
obligations recognised in the balance sheet
Net liability at the beginning of the year	362	330
Recognised in the income statement for the year	128	109
Employer contributions	(81)	(68)
Benefit paid to employees, net	(28)	(13)
Exchange rate adjustment	28	(27)
Plan amendments	–	3
Addition regarding acquisition	–	30
Changed classification of pensions plans	6	–
Other	4	(2)

At the end of the year	419	362

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Consolidated financial statements Notes – Consolidated financial statements

24 Retirement benefit obligations (continued)

DKK million	2008	2007

Income statement charge for
Defined benefit pension plans	92	79
Post-employment medical benefits	36	30

Total income statement charge	128	109

The Group expects to contribute DKK 68 million to its defined benefit pension plans in 2009.

Amounts recognised in the income statement for the year
Current service cost	112	91
Interest cost on pension obligation	41	32
Expected return on plan assets	(24)	(18)
Actuarial (gains)/losses recognised in the year	(2)	1
Past service cost	1	3

Total income statement charge	128	109

Actual return on plan assets	(33)	21

DKK million	2008	2007

The weighted average assumptions used for computation and valuation of defined benefit plans and post-employment medical benefits are as follows
Discount rate	5%	4%
Projected return on plan assets	4%	4%
Projected future remuneration increases	4%	3%
Healthcare cost trend rate	6%	7%
Inflation rate	2%	2%

For all major defined benefit plans actuarial computations and valuations are performed annually.

25 Other provisions

	Provisions	Provisions	Other	2008	2007
	for returned	for sales	provisions	Total	Total
DKK million	products	rebates

At the beginning of the year	593	1,744	1,303	3,640	3,367
Additional provisions *)	236	3,693	46	3,975	3,510
Adjustments to previous year’s provisions	(95)	(209)	(25)	(329)	(316)
Used during the year	(151)	(3,019)	(385)	(3,555)	(2,731)
Exchange rate adjustments	11	72	(28)	55	(190)

At the end of the year	594	2,281	911	3,786	3,640

Specification of other provisions:
Long-term *)	–	–	863	863	1,239
Current	594	2,281	48	2,923	2,401

Total other provisions	594	2,281	911	3,786	3,640

*) DKK 339 million in 2007 relates to discontinuation of AERx®.

Provisions for returned products:
Novo Nordisk issues credit notes for expired goods as a part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents management’s best estimate. The provision is expected to be used within the normal operating cycle.

Provisions for sales rebates:
In some countries the actual rebates depend on which customers purchase the products. Factors that complicate the rebate calculations are the identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of the rebate. Please refer to notes 3 and 5 for further information on rebates deducted from sales.

Other provisions:
Other provisions consist of various types of provisions including provisions for legal disputes, which represents management’s best estimate. Please refer to note 36 for further information on commitments and contingencies.

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26 Short-term debt and financial derivatives

DKK million	2008	2007

Bank loans and overdrafts	55	206
Long-term debt, amounts falling due within one year	–	154
Derivative financial instruments (refer to note 35)	1,279	45

Total short-term debt	1,334	405

The debt is denominated in the following currencies:
DKK	21	13
EUR	40	179
USD	601	108
JPY	672	11
Other currencies	–	94

Total short-term debt	1,334	405

At year-end, the Group had undrawn committed credit facilities amounting to DKK 7,451 million (DKK 7,457 million in 2007). The undrawn committed credit facilities consist of a EUR 400 million and a EUR 600 million facility committed by a number of Danish and international banks. The facilities mature in 2009 and 2012 respectively.

27 Other liabilities

DKK million	2008	2007

Employee costs payable	2,272	2,025
Taxes and duties payable	135	346
Accruals and deferred income	78	122
Amounts owed to affiliated companies	79	93
Other payables	3,289	2,373

Total other liabilities	5,853	4,959

28 Other adjustments for non-cash items

DKK million	2008	2007	2006

Share-based payment costs	331	130	113
Increase/(decrease) in provisions	221	490	889
(Gain)/loss from sale of property,
plant and equipment	95	140	134
Change in allowances for doubtful
trade receivables	69	119	65
Unrealised (gain)/loss on shares
and bonds etc	30	54	(7)
Unrealised foreign exchange (gain)/loss	24	37	(143)
Share of (profit)/loss in associated companies	195	300	244
Recognised income of divestment of
business activities in the associated
company Harno Invest A/S	(71)	(1,518)	–
Unrealised capital gain on investments in
associated companies	–	(15)	16
Other, including difference between average
exchange rate and year-end exchange rate	542	(46)	(352)

Other adjustments for non-cash items	1,436	(309)	959

29 Cash flows from acquisition of subsidiaries and business units

DKK million	2008	2007	2006

Intangible assets	–	44	–
Property, plant and equipment	–	9	–
Other long-term assets	–	18	–
Current assets	–	149	–
Long-term liabilities	–	(37)	–
Current liabilities	–	(176)	–

Net assets acquired	–	7	–

Goodwill on acquisition	–	52	–

Consideration paid	–	(59)	–

Acquired cash and cash equivalents	–	–	–

Net cash flow	–	(59)	–

Please refer to note 2 for further information.

30 Cash and cash equivalents

DKK million	2008	2007	2006

Cash at the end of the year	8,781	4,823	3,270
Short-term bank loans and overdrafts
at the end of the year (refer to note 26)	(55)	(206)	(285)

Cash and cash equivalents
at the end of the year	8,726	4,617	2,985

At the end of 2008, 2007 and 2006 there were no marketable securities with original maturity of less than three months.

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Consolidated financial statements Notes – Consolidated financial statements

31 Financial risk

Novo Nordisk has centralised the management of the Group’s financial risks. The overall objective and policies for the company’s financial risk management are outlined in the Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of allowed financial instruments and risk limits.

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk within Novo Nordisk and as such has a significant impact on the Income statement and the Balance sheet.

The major part of Novo Nordisk’s sales is in EUR, USD, JPY, and GBP, while a predominant part of production, research, and development costs is carried in DKK. As a consequence, Novo Nordisk’s foreign exchange risk is most significant in USD, JPY and GBP, leaving out EUR for which the exchange rate risk is regarded as low due to the Danish fixed-rate policy vis-à-vis the EUR. In addition, International Operations’ share of sales is continuously increasing and the implied foreign exchange risk is becoming more important.

The overall objective of foreign exchange risk management is to limit the short-term negative impact on earnings and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results.

Novo Nordisk hedges existing assets and liabilities in major currencies as well as future expected cash flows up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continuously assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

In 2008, financial markets have been characterised by elevated uncertainty. As a result, volatility has been higher in all financial markets including the foreign exchange market. USD fluctuated significantly but ended 2008 with an appreciation of 4.1% versus DKK. In 2007 the USD depreciated by 10.4% versus DKK. Movements in the JPY and the GBP were likewise abnormally high. The JPY appreciated by 30.3%, whereas the GBP depreciated by 24.6%, both versus DKK. In 2007, the JPY depreciated by 5.5% whereas the GBP appreciated by 8.6%. Emerging market currencies impacting sales of International Operations overall weakened quite significantly because of the financial crisis and increased risk aversion.

At year-end 2008 Novo Nordisk has covered the foreign exchange exposures on the Balance sheet together with 15 months of expected future cash flow in USD. For both JPY and GBP the equivalent cover was 13 months of expected future cash flow. At the end of 2007, the USD cover was 16 months, and for JPY and GBP the cover was 15 months and 10 months, respectively.

A 5% change in the following currencies will have a full-year impact on operating profit of approximately:

	Estimated	Estimated
	for	for
DKK million	2009	2008

USD	530	470
JPY	150	140
GBP	80	85
CNY	80	65
CAD	40	35

At the end of 2008 a 5% increase in all other currencies versus EUR and DKK would result in a decrease of the value of the net financial instruments of the Group of approximately DKK 661 million (DKK 714 million in 2007). A 5% decrease in all other currencies versus EUR and DKK would result in an increase of the value of the net financial instruments of the Group of approximately DKK 669 million (DKK 772 million in 2007).

The financial instruments included in the foreign exchange sensitivity analysis are the Group’s cash, accounts receivable and payable, short- and long-term loans, short- and long-term financial investments, foreign exchange forwards, and foreign exchange options hedging transaction exposure. Furthermore, interest rate swaps and cross-currency swaps are included. Not included are anticipated currency transactions, investments, and fixed assets. Cross-currency swaps hedging translation exposure are excluded from the sensitivity analysis, as the effects of changing exchange rates hereon are recognised directly under shareholders’ funds.

Novo Nordisk only hedges invested equity in major foreign affiliates to a very limited extent. Equity hedging takes place using long-term cross-currency swaps. At the end of 2008, hedged equity made up 12% of the Group’s JPY equity. At the end of 2007, 12% of the Group’s JPY equity was hedged.

Interest rate risk
The volatility of the financial markets also impacted interest rates. During 2008, DKK and EUR interest rates experienced high volatility and ended the year with a significant decline. The Danish two-year interest rate swap was 3.57% at the end of 2008, down from 4.23% at the end of 2007.

Changes in the interest rates have an effect on Novo Nordisk’s financial instruments. At the end of 2008, an increase in the interest rate level of one percentage point would, everything else being equal, increase the fair value of Novo Nordisk’s financial instruments by DKK 19 million (DKK 15 million in 2007).

The financial instruments included in the sensitivity analysis consist of marketable securities, deposits, short- and long-term loans, interest rate swaps and cross-currency swaps. Not included are foreign exchange forwards and foreign exchange options due to the limited effect that a parallel shift in interest rates in all currencies have on these instruments.

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities.

Counterparty risk
The use of derivative financial instruments and money market deposits gives rise to counterparty exposure. To manage the credit risk on financial counter-parties, Novo Nordisk only enters into derivative financial contracts with financial counterparties having a satisfactory long-term credit rating assigned by international credit rating agencies. Money market deposits are only entered into with financial counterparties having a satisfactory credit rating. The majority of all deposits are secured by Danish State guarantee until 2010. Furthermore, maximum credit lines defined for each counterpart limit the overall counterpart risk.

The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings.

Credit risk on Trade and Other receivables is limited as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers.

Capital structure
Novo Nordisk’s capital structure is characterised by a substantial equity ratio. This is in line with the general capital structure of the pharmaceutical industry and reflects the inherent long-term investment horizons in an industry with typically more than 10 years’ development time for pharmaceutical products. Novo Nordisk’s equity ratio, calculated as equity to total liabilities, was 65.2% by the end of the year (67.4% at the end of 2007).

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Consolidated financial statements Notes – Consolidated financial statements

32 Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark). Both entities are considered related parties.

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities and management of Novo Nordisk A/S. Following the demerger of NovoZymes in November 2000, Novo Nordisk A/S has access to certain assets of and may purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The main part of these agree ments covers one year.

The Group has had the following material transactions with related parties:

	2008	2007
	Purchase/	Purchase/
DKK million	(sale)	(sale)

Novo Nordisk Foundation
Donations to the Group	(29)	(30)

Novo A/S
Services provided by the Group	(6)	(7)
Facilitation provided by Novo A/S	–	1
Purchase of Novo Nordisk B shares	1,016	2,090
Sale of treasury shares (related to share options)	(9)	(8)
Net balance	1	3

The Novozymes Group
Services provided by the Group	(284)	(253)
Services provided by the Novozymes Group	147	159
Net balance	33	14

Associated companies
Purchased intangible assets, fees and royalties etc paid to associated companies by Novo Nordisk	40	63
Received intangible assets, fees and royalties etc from associated companies to Novo Nordisk	(12)	–

There have not been any material transactions with any director or officer of Novo Nordisk, the Novozymes Group, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to the management of Novo Nordisk A/S, please refer to note 34.

Apart from the balances included in the Balance sheet under Other financial assets, Other receivables and Other liabilities, there are no material unsettled transactions with related parties at the end of the year.

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Consolidated financial statements Notes – Consolidated financial statements

33  Share-based payment schemes

DKK million	2008	2007	2006

Total share-based payment costs recognised in income statement
Employee shares (DK based employees)	156	–	–
Employee shares (Outside DK)	15	9	9
Long-term share-based incentive programme (Senior management board)	55	43	46
Long-term share-based incentive programme (Management group below Senior management board) *)	105	78	58

Share-based payment expensed in the Income statement	331	130	113

*) Includes long-term share-based incentive programme for 2007 and 2008 and share option programme for 2003 to 2006.

Employee shares
In 2008 a general employee share program was implemented in Denmark. Approximately 12,000 employees have purchased 1.2 million shares at a price of DKK 150 per share.

Outside of Denmark the program is structured as share options with the same initial benefit per employee as in Denmark. Approximately 14,000 employees have been granted 694,500 shares.

Long-term share-based incentive programme
For a description of the programme please refer to pages 44– 45.

In 2008, the allocation to the joint pool for the Senior Management Board amounts to DKK 55 million, corresponding to 8 months’ salary. This amount was expensed in 2008. The cash amount was converted into 171,492 Novo Nordisk B shares of DKK 1 using a share price of DKK 318, equal to the average trading price for Novo Nordisk B shares on the NASDAQ OMX Copenhagen from 31 January to 14 February 2008. Based on the split of participants at the establishment of the joint pool, approximately 35% of the pool will be allocated to the members of Executive Management and 65% to the members of the Senior Management Board.

The shares allocated to the joint pool for 2005 (232,026 shares) were released to the individual participants on 29 January 2009 following the approval of the Annual Report 2008 by the Board of Directors.

The total number of shares in the joint pool relating to the years 2006, 2007 and 2008 now amounts to 599,284 shares split in the following way:

Year allocated to pool	Number of shares	Vesting

2006	261,500	2010
2007	166,292	2011
2008	171,492	2012

	599,284

For the management group below the Senior Management Board, a similar share-based incentive programme was introduced in 2007. The allocation to the joint pool for this group consisting of approximately 500 employees was DKK 135 million in 2007, corresponding to 527,665 shares. The cost of this allocation will be amortised equally over the period 2007–2010.

For 2008, this group consisted of about 550 employees. The allocation to the joint pool was DKK 181 million corresponding to 570,390 shares. The cost of this allocation will be amortised equally over the period 2008 –2011. Including cancelled allocations of 7,690 shares from 2007 this pool now consists of 1,090,365 shares.

Share options
Novo Nordisk had established share option schemes in 1998–2006 with the purpose of motivating and retaining a qualified management group and to ensure common goals for management and the shareholders. Each option gives the right to purchase one Novo Nordisk B share. All share options are hedged by treasury shares. No options were granted in 2007 and 2008 as the future long-term incentive programme from 2007 onwards will be share based.

The options are exercisable three years after the issue date and will expire after eight years. The exercise price for options granted based on performance targets for the financial years 2000 –2006 was equal to the market price of the Novo Nordisk B share at the time when the plan was established. The options can only be settled in shares.

Assumptions
The market value of the Novo Nordisk B share options has been calculated using the Black-Scholes option pricing model.

The assumptions used are shown in the table below:

	2008	2007	2006

Expected life of the option in years (average)	6	6	6
Expected volatility	29%	21%	17%
Expected dividend per share (in DKK)	6.00	4.50	3.50
Risk-free interest rate
(based on Danish government bonds)	3.00%	4.25%	3.60%
Novo Nordisk B share price at the date of grant	N/A	N/A	195
Novo Nordisk B share price at the end of the year	271.0	335.0	235.5

Share options on Novozymes shares
Options granted prior to the demerger of Novozymes A/S in 2000 have been split into one Novo Nordisk option and one Novozymes option. At the end of the year, the Group’s outstanding Novozymes options amount to 20,117 with an average exercise price of DKK 101 per share of DKK 10 and a market value of DKK 6 million. These options are hedged by the Group’s holding of Novozymes A/S B shares.

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Consolidated financial statements Notes – Consolidated financial statements

33 Share-based payment schemes (continued)

Outstanding share options in Novo Nordisk	Share options	Average exercise price per option DKK	Market value per option DKK	Market value DKK million

Outstanding at the end of 2005	9,951,772	119	64	634

Granted in respect of 2006 (issued on 31 January 2007)	2,229,084	175	45	99
Exercised in 2006:
of 1997 Ordinary share option plan	(27,000)	95	64	(2)
of 1998 Ordinary share option plan	(161,500)	63	64	(10)
of 1999 Ordinary share option plan	(270,400)	99	64	(17)
of 2000 Ordinary share option plan	(280,416)	99	64	(18)
of Launch share option plan	(845,880)	99	64	(54)
of 2001 Ordinary share option plan	(283,600)	166	64	(18)
of 2002 Launch share option plan	(36,000)	161	64	(2)
of 2005 Employee share options *)	(350)	0	64	0
Cancelled in 2006	(179,306)	119	64	(11)
Value adjustment ***)				519

Outstanding at the end of 2006	10,096,404	134	111	1,120

Exercised in 2007:
of 1998 Ordinary share option plan	(73,000)	63	111	(8)
of 1999 Ordinary share option plan	(287,434)	99	111	(32)
of 2000 Ordinary share option plan	(306,800)	99	111	(34)
of 2001 Ordinary share option plan	(356,280)	166	111	(40)
of Launch share option plan	(138,680)	99	111	(15)
of 2001 Launch share option plan	(21,528)	166	111	(2)
of 2002 Launch share option plan	(16,048)	161	111	(2)
of 2003 Ordinary share option plan	(979,010)	98	111	(109)
of 2005 Employee share options *)	(840)	0	111	0
Expired in 2007	(17,000)	134	111	(2)
Cancelled in 2007	(261,036)	134	111	(29)
Value adjustment ***)				688

Outstanding at the end of 2007	7,638,748	140	201	1,535

Employee share options granted 2008 **)	694,500	0	289	201
Exercised in 2008:
of 1999 Ordinary share option plan	(140,500)	99	201	(28)
of 2000 Ordinary share option plan	(159,525)	99	201	(32)
of 2001 Ordinary share option plan	(92,700)	166	201	(18)
of 2003 Ordinary share option plan	(225,225)	97.5	201	(45)
of 2004 Launch share option plan	(566,516)	133.5	201	(114)
of 2005 Employee share options *)	(156,380)	0	201	(31)
Expired in 2008	(58,070)	140	201	(12)
Cancelled in 2008	(16,000)	140	201	(3)
Value adjustment ***)				(505)

Outstanding at the end of 2008	6,918,332	133	137	948

*) Granted to employees in some countries outside of Denmark with a benefit equal to the employee share benefit obtained by employees under the employee share programme in the rest of the world.
**) Granted to employees outside of DK under the employee share programme, with a benefit equal to the benefit obtained by the Danish based employees under the employee share programme.
***) The market value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

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Consolidated financial statements Notes – Consolidated financial statements

33 Share-based payment schemes (continued)

Exercisable and outstanding share options in Novo Nordisk	Issued share options	Exercised share options	Expired	Cancelled	Outstanding/ exercisable share options	Exercise price DKK	Exercise period

1999 Ordinary share option plan	1,375,000	(1,206,000)	(16,000)	(153,000)	–	99	24/3 2003 – 23/3 2008
2000 Ordinary share option plan	1,526,000	(1,216,155)	–	(46,504)	263,341	99	22/2 2004 – 21/2 2009
2001 Ordinary share option plan	1,369,960	(732,580)	–	(86,788)	550,592	166	8/2 2005 – 7/2 2010
2003 Ordinary share option plan	2,185,000	(1,204,235)	–	(82,666)	898,099	98	6/2 2007 – 5/2 2012
2004 Ordinary share option plan	1,618,832	(566,516)	–	(111,000)	941,316	134	31/1 2008 – 30/1 2013
2005 Employee share options *)	227,080	(157,570)	(18,270)	(51,240)	–	–	1/11 2008 – 31/12 2008

Exercisable at the end of 2008	8,301,872	(5,083,056)	(34,270)	(531,198)	2,653,348

2005 Ordinary share option plan	1,640,468	–	–	(141,568)	1,498,900	153	31/1 2009 – 30/1 2014
2006 Ordinary share option plan	2,229,084	–	–	(157,500)	2,071,584	175	31/1 2010 – 30/1 2015
2008 Employee share option **)	694,500	–	–	–	694,500	–	1/11 2011

Outstanding at the end of 2008 ***)	12,865,924	(5,083,056)	(34,270)	(830,266)	6,918,332

*) Granted to employees in some countries outside of Denmark with a benefit of the 2005 employee share programme equal to the employee share benefit obtained by employees under the employee share programme in the rest of the world.
**) Granted to employees outside of DK, with a benefit of the 2008 employee share programme equal to the benefit obtained by the Danish based employees under the employee share programme.
***) All stock options will vest if there is a change of control of Novo Nordisk A/S, cf note 36 Commitments and contingencies.

Average market price of Novo Nordisk B shares per trading period in 2008	Average market price DKK	Exercised share options

31 January – 14 February	318	709,551
30 April – 14 May	325	269,660
7 August – 21 August	306	107,270
30 October – 13 November	308	254,365

Total exercised options		1,340,846

34  Management‘s remuneration, share options and shareholding

For information on the Board of Directors, the members of Executive Management and other members of the Senior Management Board, please refer to pages 46 – 48 of this Annual Report.

Fee to the Board of Directors and the Audit Committee
In 2008 the base fee for members of the Board of Directors was DKK 400,000 (DKK 400,000 in 2007).

DKK million	Board of Directors	Audit Committee	2008 Total	Board of Directors	Audit Committee	2007 Total

Sten Scheibye (Chairman of the Board)	1.0	–	1.0	1.0	–	1.0
Göran A Ando (Vice chairman of the Board and R&D facilitator) *)	0.6	–	0.6	0.6	–	0.6
Kurt Anker Nielsen (Chairman of the Audit Committee)	0.4	0.5	0.9	0.4	0.5	0.9
Jørgen Wedel (Audit committee member)	0.4	0.2	0.6	0.4	0.2	0.6
Other Board of Directors/Audit Committee member	2.8	0.1	2.9	2.8	0.2	3.0

Total	5.2	0.8	6.0	5.2	0.9	6.1

*) In his capacity as R&D facilitator, Göran A Ando received a fee of DKK 0.3 million in 2008 (DKK 0.3 million in 2007).

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34 Management‘s remuneration, share options and shareholdings (continued)

Executive Management and other members of Senior Management Board

DKK million	Fixed salary	Cash bonus *)	Pensions	Car allowance etc	Share-based payment	Total remuneration

2008
Executive Management:
Lars Rebien Sørensen	6.3	2.1	2.1	0.3	–	10.8
Jesper Brandgaard	3.9	1.4	1.3	0.3	–	6.9
Lise Kingo	3.5	1.2	1.2	0.3	–	6.2
Kåre Schultz **)	4.9	1.8	1.5	0.9	–	9.1
Mads Krogsgaard Thomsen	3.9	1.4	1.3	0.3	–	6.9

Executive Management in total	22.5	7.9	7.4	2.1	–	39.9

Other members of Senior Management Board in total ***)	55.3	17.1	17.3	8.1	–	97.8

Joint pool ****)					54.5	54.5

2007
Executive Management:
Lars Rebien Sørensen	6.0	2.0	2.0	0.3	–	10.3
Jesper Brandgaard	3.5	1.2	1.2	0.3	–	6.2
Lise Kingo	3.2	1.1	1.1	0.3	–	5.7
Kåre Schultz **)	5.3	1.7	1.3	1.3	–	9.6
Mads Krogsgaard Thomsen	3.5	1.2	1.2	0.3	–	6.2

Executive Management in total	21.5	7.2	6.8	2.5	–	38.0

Other members of Senior Management Board in total ***)	48.6	17.6	14.9	7.4	–	88.5

Joint pool ****)					42.7	42.7

*) Cash bonus disclosed for 2008 is the expected bonus payment in 2009 relating to performance in 2008.
**) The total remuneration in 2007 and 2008 is reflecting costs in relation to Kåre Schultz’ expatriation to Switzerland. Out of the total remuneration approximately 8.9% related to cost compensation and associated tax effects of being expatriated.
***) The total remuneration for 2008 includes remuneration to 26 senior vice presidents of which two resigned during the year. The total remuneration for 2007 includes remuneration to 25 senior vice presidents of which five resigned during the year.
****) The joint pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the joint pool, approximately 35% of the pool will be allocated to the members of Executive Management and 65% to other members of Senior Management Board (2007: 35% and 65% respectively). In the lock-up period the joint pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

The shares allocated to the joint pool for 2005 (232,026 shares) were released to the individual participants following the approval by the Board of Directors on 28 January 2009. Based on the share price at the end of 2008, the value of the released shares is as follows:

Value of shares released in 2009	Number of shares	Market value *) DKK million

Executive Management:
Lars Rebien Sørensen	23,208	6.3
Jesper Brandgaard	15,468	4.2
Lise Kingo	15,468	4.2
Kåre Schultz	15,468	4.2
Mads Krogsgaard Thomsen	15,468	4.2

Executive Management in total	85,080	23.1

Other members of Senior Management Board in total **)	100,542	27.2

*) The market value of the shares released in 2009 is based on Novo Nordisk B share price at the end of 2008 of DKK 271.
**) In addition 46,404 shares (market value: DKK 12.6 million) were released to retired members of management.

The remuneration package for members of the Senior Management Board employed in foreign subsidiaries differs from the general package in respect of other benefit and bonus schemes included in the package in order to ensure an attractive package compared to local conditions. In addition, Executive Management and other members of Senior Management Board receive ordinary allowances in connection with business travelling, conferences and education etc, which are based on reimbursement of actual costs.

In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, members of Executive Management are entitled to a severance payment of 36 months’ fixed base salary plus pension contribution. This equals amounts between DKK 14.0 million and DKK 23.8 million.

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34  Management‘s remuneration, share options and shareholdings (continued)

Lars Rebien Sørensen serves as a member of the Board of Directors of ZymoGenetics, Inc. and does not retain the compensation. Lars Rebien Sørensen furthermore serves as a member of the Supervisory Board of Bertelsmann AG and retains the remuneration of EUR 55,000 in 2008 (EUR 59,000 in 2007) and as a member of the Supervisory Board of DONG Energy and retains the remuneration of DKK 168,750 in 2008 (DKK 113,000 in 2007). Jesper Brandgaard serves as Chairman of the Board of SimCorp A/S and retains the remuneration of DKK 442,500 in 2008 (DKK 203,000 in 2007). Lise Kingo served as a member of the Board of Directors of GN Store Nord A/S until March 2008 and retained the remuneration of DKK 100,000 (DKK 350,000 in 2007). Kåre Schultz serves as a member of the Board of Directors of Lego A/S and retains the remuneration of DKK 250,000 (DKK 171,000 in 2007). Mads Krogsgaard Thomsen serves as a member of the Board of Directors of Cellartis AB and DTU and retains the remuneration of SEK 50,000 (SEK 25,000 in 2007) from Cellartis AB and DKK 60,000 (DKK 60,000 in 2007) from DTU.

Management’s share options

Share options in Novo Nordisk	At the beginning of the year	Exercised during the year	Additions during the year	At the end of the year	Market value *) DKK million

Executive Management:
Lars Rebien Sørensen	91,000	1,000	–	90,000	13.3
Jesper Brandgaard	46,500	1,000	–	45,500	6.7
Lise Kingo	20,000	1,000	–	19,000	3.2
Kåre Schultz	34,500	34,500	–	–	–
Mads Krogsgaard Thomsen	46,500	1,000	–	45,500	6.7

Executive Management in total	238,500	38,500	–	200,000	29.9

Other members of Senior Management Board in total **)	323,900	63,750	16,800	276,950	42.0

Total	562,400	102,250	16,800	476,950	71.9

*) Calculation of market values at year-end has been based on the Black-Scholes option pricing model applying the assumptions shown in note 33.
**) Additions during the year cover the holdings of share options by the Senior Management Board members appointed in 2008.

Management’s holding of Novo Nordisk shares
The internal rules for board members’, executives’ and certain employees’ trading in Novo Nordisk securities only permit trading in the 15-calendar-day period following each quarterly announcement.

Shares in Novo Nordisk	At the beginning of the year	Addition during the year	Sold/released during the year		At the end of the year	Market value *) DKK million

Board of Directors:
Sten Scheibye	800	–	–		800	0.2
Göran A Ando	1,200	–	–		1,200	0.3
Anne Marie Kverneland	3,320	100	320		3,100	0.8
Henrik Gürtler	–	–	–		–	–
Johnny Henriksen	660	100	–		760	0.2
Jørgen Wedel	8,000	3,000	–		11,000	3.0
Kurt Anker Nielsen	62,904	42,000	6,000		98,904	26.8
Kurt Briner	–	–	–		–	–
Pamela J Kirby	–	–	–		–	–
Stig Strøbæk	320	100	–		420	0.1
Søren Thuesen Pedersen	120	465	–		585	0.2

Board of Directors in total	77,324	45,765	6,320		116,769	31.6

Executive Management:
Lars Rebien Sørensen	820	27,234	27,134		920	0.2
Jesper Brandgaard	320	18,526	18,426		420	0.1
Lise Kingo	120	18,526	18,426		220	0.1
Kåre Schultz	320	52,026	14,500		37,846	10.3
Mads Krogsgaard Thomsen	320	18,526	18,426		420	0.1

Executive Management in total	1,900	134,838	96,912		39,826	10.8

The Senior Management Board in total	23,036	160,824	154,410		29,450	8.0

Joint pool for Executive Management and
other members of Senior Management Board **)	912,659	171,492	347,827	***)	736,324	199.5

Total	1,014,919	512,919	605,469		922,369	250.0

*) Calculation of the market value is based on the quoted share prices of DKK 271 at the end of the year.
**) The annual allocation to the joint pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants at the establishment of the joint pool, between 35– 40% of the pool will be allocated to the members of Executive Management and between 60 – 65% to other members of the Senior Management Board. In the lock-up period, the joint pool may potentially be reduced as a result of lower than planned value creation in subsequent years.
***) Includes 94,986 shares currently assigned for five retired members of the management.

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Consolidated financial statements Notes – Consolidated financial statements

35  Derivative financial instruments

Novo Nordisk uses a number of financial instruments to hedge currency exposure and, in line with the Group’s treasury policies, Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk’s currency hedging activities are categorised into hedging of forecasted transactions (cash flow hedges), hedging of assets and liabilities (fair value hedges) and hedging of net investments.

Hedging of forecasted transactions
The table below shows the fair value of cash flow hedging activities for 2008 and 2007 specified by hedging instrument and the major currencies. The fair value of the financial instruments qualifying for hedge accounting under IAS 39 ‘Financial instruments’ is recognised directly under equity until the hedged items are recognised in the Income statement. At year-end a loss of DKK 864 million is deferred via equity (a gain of DKK 691 million in 2007). The fair values of the financial instruments not qualifying for hedge accounting under IAS 39 are recognised directly in the Income statement.

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39

		2008			2007

DKK million	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end

Forward contracts, net sales:
USD	10,326	–	550	10,043	534	–
JPY	3,464	–	511	2,765	88	–
GBP	1,027	163	–	840	34	–
Other	354	31	–	357	–	7

Total forward contracts	15,171	194	1,061	14,005	656	7

Cross currency and interest rate swaps:
EUR / EUR *)	251	5	–	251	17	–
EUR / USD *)	504	–	2	504	25	–

Total cross currency and interest rate swaps	755	5	2	755	42	–

Total hedging of forecasted transactions
qualifying for hedge accounting under IAS 39	15,926	199	1,063	14,760	698	7

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39, but for which hedge accounting is not applied

Cross currency and interest rate swaps:
DKK / DKK	310	–	15	310	–	7
EUR / EUR *)	–	–	8	–	–	8
EUR / USD *)	–	–	32	–	–	51
JPY/ DKK	314	40	–	314	101	–

Total hedging of forecasted transactions
qualifying for hedge accounting under IAS 39,
but for which hedge accounting is not applied	624	40	55	624	101	66

*) The contract value is disclosed only in the upper table.

Financial instruments hedging forecasted transactions, but not qualifying for hedge accounting under IAS 39

Currency options:
EUR / USD (purchased USD put)	1,080	17	–	2,498	44	–
EUR /JPY (purchased JPY put)	–	–	–	224	3	–

Total hedging of forecasted transactions
not qualifying for hedge accounting under IAS 39	1,080	17	–	2,722	47	–

Total hedging of forecasted transactions	17,630	256	1,118	18,106	846	73

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Consolidated financial statements Notes – Consolidated financial statements

35 Derivative financial instruments (continued)

	2008	2007

The financial contracts existing at the end of the year (cash flow hedges) are expected to be recognised in the Income statement within the following number of months:
USD	15 months	16 months
JPY	13 months	15 months
GBP	13 months	10 months

The cash flows covered by the above financial contracts are expected to occur within the following number of months:
USD	16 months	17 months
JPY	18 months	16 months
GBP	13 months	13 months

The maturity of the swaps existing at the end of 2008 is December 2011 and December 2012 (December 2011 and December 2012 at the end of 2007).

Hedging of assets and liabilities
The table below shows the fair value of fair value hedging activities for 2008 and 2007 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement amounting to a loss of DKK 34 million in 2008 (a gain of DKK 221 million in 2007). As the hedges are highly effective the net gain or loss on the hedged items is similar to the net loss or gain on the hedging instruments.

		2008			2007

DKK million	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end

Forward contracts, net sales:
USD	1,235	2	–	1,937	145	–
JPY	669	–	143	679	55	–
GBP	326	51	–	389	22	–
Other	448	56	–	276	4	5

Total forward contracts	2,678	109	143	3,281	226	5

Total hedging of assets and liabilities	2,678	109	143	3,281	226	5

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, that is assets and liabilities in USD, JPY and GBP.

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Consolidated financial statements Notes – Consolidated financial statements

35 Derivative financial instruments (continued)

Hedging of net investments in foreign subsidiaries
The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2008 and 2007 specified by hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly under equity, amounting to a loss of DKK 18 million in 2008 (an income of DKK 9 million in 2007). All changes relating to interest rates are recognised in the Income statement, amounting to DKK 1 million in 2008 (DKK 1 million in 2007).

	2008			2007

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Cross currency swaps:
JPY/ DKK	100	–	18	100	9	–

Total hedging of net investments in foreign subsidiaries	100	–	18	100	9	–

The maturity of the swap existing at the end of 2008 is October 2009 (October 2009 at the end of 2007).

The financial contracts existing at the end of the year hedge the following share of the major net investments:

	2008		2007
DKK million	Net investment	% covered	Net investment	% covered

USD	2,423	0%	2,017	0%
JPY	1,013	12%	746	12%
GBP	153	0%	204	0%
EUR *)	4,301	0%	10,238	0%
Other	3,782	0%	3,746	0%

Total	11,672		16,951

*) Including subsidiaries with EUR as functional currency regardless of the local currency in the subsidiary.

Total hedging activities
The table below summarises the fair values of all the hedging activities of Novo Nordisk.

	2008			2007

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Currency-related instruments:
Forward contracts	17,849	303	1,204	17,286	882	12
Currency options	1,080	17	–	2,722	47	–
Cross currency swaps	918	40	52	918	143	59

Total currency-related instruments	19,847	360	1,256	20,926	1,072	71

Interest-related instruments:
Interest rate swaps	561	5	23	561	9	7

Total interest-related instruments	561	5	23	561	9	7

	20,408	365	1,279	21,487	1,081	78
Financial instruments with both positive and
negative fair values recognised net in the balance	–	–	–	–	(33)	(33)

Total derivative financial instruments included
in marketable securities and in short-term debt	20,408	365	1,279	21,487	1,048	45

The fair values at year-end are recognised in:
Income statement		166	198		374	71
Equity:
– Cash flow hedges		199	1,063		698	7
– Equity swaps (included in exchange rate adjustment
of investments in subsidiaries)		–	18		9	–

Total fair values		365	1,279		1,081	78

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Consolidated financial statements Notes – Consolidated financial statements

36 Commitments and contingencies

DKK million	2008	2007

Commitments

Operating lease commitments
The operating lease commitments below are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 55% of the commitments are related to leases outside Denmark. The lease costs for 2008 and 2007 were DKK 951 million and DKK 886 million respectively.

Lease commitments expiring within the following periods as from the balance sheet date:
Within one year	869	728
Between one and two years	788	609
Between two and three years	412	445
Between three and four years	298	355
Between four and five years	280	312
After five years	870	719

Total	3,517	3,168

Purchase obligations	2,093	2,018

The purchase obligations primarily relate to contractual obligations to investments in property, plant and equipment as well as purchase agreements regarding medical equipment and consumer goods. Novo Nordisk expects to fund these commitments with existing cash and cash flows from operations.

Obligations relating to research and development projects	764	2,471

Novo Nordisk has engaged in research and development projects with a number of external corporations. The major part of the obligations comprisefees on the liraglutide programme.

Other guarantees	412	347

Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property.

Security for debt	1,401	2,166

Land, buildings and equipment etc at carrying amount.

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002 the shareholders agreed on a donation to the World Diabetes Foundation, obligating Novo Nordisk A/S for a period of 10 years from 2001 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Group in the preceding financial year.

At the Annual General Meeting in 2008 a new donation in supplement to the existing obligation was agreed by the shareholders. According to the new donation, Novo Nordisk is obliged to make annual donations to the foundation of 0.01% in the period 2008 –2010 and 0.125% in the period 2011–2017 of the net insulin sales of the Group in the preceding financial year.

However, annual donations from 2008 –2010 shall not exceed the lower of DKK 70 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question and from the period 2011 to 2017 the lower of DKK 80 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.

The donation of DKK 68 million in 2008 is recognised in the Income statement.

Contingencies

See note 3 for the principles for making accounting estimates and judgments about pending and potential future litigation outcomes.

Pending litigation against Novo Nordisk
As of January 26, 2009 Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals (as compared to 45 individuals in January 2008) who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to information received from Pfizer, 51 individuals (as compared to 27 individuals in January 2008) currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2009 and does not presently expect to have a trial scheduled before Q3 2009. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

In November 2006, Novo Nordisk A/S and its Italian affiliate Novo Nordisk Farmaceutici s.p.a were sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti s.p.a. (‘Menarini’) in the Civil Court in Rome. Menarini alleges that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the Italian market or, in the alternative, has incurred a pre-contractual or extra contractual liability arising from negotiations between the parties. Novo Nordisk disputes the claims made by Menarini. A hearing in the matter is scheduled to take place on September 29, 2009. Novo Nordisk cannot predict how long the litigation will take or when it will be able to provide additional information. At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position.

Novo Nordisk Inc is currently a defendant in four separate cases filed in the US alleging that Novo Nordisk and a number of other pharmaceutical companies provided a false Average Wholesale Price for certain drugs covered by Medicaid. These cases have been brought by the State of Alabama, and the counties of Oswego, Erie, and Schenectady, New York. Novo Nordisk was dismissed from a similar action brought by the State of Mississippi. Further, in 2005, Novo Nordisk was dismissed in 38 similar cases brought by counties in the State of New York. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

Pending claims against Novo Nordisk and investigations involving Novo Nordisk
In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk with a subpoena calling for the production of documents relating to the company’s US marketing and promotional practices. The company believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation. At this point in time, Novo Nordisk cannot determine or predict the outcome of the investigation. In addition, Novo Nordisk cannot predict how long the investigation will take or when the company will be able to provide additional information.

In February 2006, Novo Nordisk received a subpoena from the US Securities and Exchange Commission (SEC) calling for Novo Nordisk to produce documents relating to the United Nations Oil-for-Food Programme. Other companies have disclosed that they have received similar subpoenas. Novo Nordisk has been discussing the matter with the SEC and the US Department of Justice, and has fully cooperated with the US authorities. Further, since 21 September 2006, the Danish Prosecutor has investigated the possibility of disgorging profits earned under the Programme. Novo Nordisk can neither determine or predict the outcome of these investigations, nor predict how long they will take.

At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position.

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Consolidated financial statements Notes – Consolidated financial statements

36 Commitments and contingencies (continued)

Other litigation proceedings
In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of management, settlement or continuation of these proceedings are not expected to have a material effect on the financial position.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liability for any obligation which existed at the time of the announcement of the demerger in 2000. At the end of the year the remaining part of the joint and several liability in Novozymes A/S amounted to DKK 557 million (DKK 557 million in 2007).

Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S, will be distributed proportionally between the two companies according to an agreement established in connection with the demerger in November 2000.

Disclosure regarding Change of Control
The EU Take-Over Directive, as partially implemented by the Danish Financial Statements Act contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders, in particular in relation to disclosure of change of control provisions.

For information on the ownership structure of Novo Nordisk, please see ‘Shares and capital structure’ on pages 49 – 50. For information on change of control clauses in share option programmes please see pages 78 – 80 with note 33 ‘Share-based payment schemes’, and in relation to employment contracts of Executive Management of Novo Nordisk, please see note 34 ’Management’s remuneration, share options and shareholdings’ on pages 80 – 82.

In addition, Novo Nordisk discloses that the company has significant agreements to which the company is a party and which take effect, alter or terminate upon a change of control of the company following implementation of a takeover bid. If effected, a takeover could – at the discretion of each relevant counterparty – lead to the termination of one or more of such agreements and a total loss of approximately 5% of Novo Nordisk’s turn over, corresponding to approximately 4% of Novo Nordisk‘s gross profit.

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Consolidated financial statements Notes – Consolidated financial statements

Financial definitions

ADRs
American Depositary Receipts.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Cash to earnings
Free cash flow as a percentage of net profit.

Diluted earnings per share
Net profit divided by the sum of average number of shares outstanding including the dilutive effect of share options ‘in the money’ in accordance with IAS 33. The dilutive effect of share options ‘in the money’ is calculated as the difference between the following:

1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options, and

2) the number of shares that would have been issued assuming the exercise of the share options.
The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Equity at year-end as a percentage of the sum of total liabilities and equity at year-end.

Free cash flow
The sum of Cash flow from operating activities and Cash flow from investing activities excluding Net changes in marketable securities.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The number of shares outstanding is the total number of shares excluding the holding of treasury shares.

Operating profit
Earnings before tax, financial items and share of profit/loss in associated companies.

Operating profit margin
Operating profit as a percentage of sales.

Payout ratio
Total dividends for the year as a percentage of net profit.

ROIC (return on invested capital)
Operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest-bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

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Consolidated non-financial statements Overview of non-financial reporting

This is the fifth year that Novo Nordisk reports on the company’s financial and non-financial performance in one, inclusive document, the Annual Report. Novo Nordisk continues the process to drive integration of the financial and non-financial perspectives to business and seeks to reflect this in the approach to reporting. In the absence of global standards for inclusive reporting, this approach takes its point of departure in current standards for mandatory, financial reporting and current guidelines for voluntary, non-financial reporting. The aim is to drive business performance and enhance shareholder value by exploring the interactions between financial and non-financial objectives. This entails alignment of key priorities, target setting and definition of key performance indicators, in consultations that involve internal and external stakeholders.

The annual report is prepared in respect of current best practice and the principles of materiality, completeness and responsiveness. Stakeholder engage ment informs the process, which also incorporates independent expert reviews of the company’s annual reporting. The selection of information included in the annual reporting reflects evolving priorities in response to business and societal challenges.

In 2008, Novo Nordisk embarked on a process on structuring the control environment of non-financial reporting. The aspiration of this work is to achieve full alignment with the control environment of the financial reporting.

Defining materiality
Ongoing stakeholder engagement and trendspotting help identify new issues which are or could become material to Novo Nordisk. The Novo Nordisk learning curve is a tool that aligns the process of defining materiality with integration into business practices. Emerging issues that are identified as relevant and potentially material are included at the bottom of the learning curve. Following a review of its implications for Novo Nordisk’s long-term business, a strategy is framed for those issues that are deemed material and subsequently data, indicators and targets are identified. Once management of the issue has been embedded in the organisation, so that it is fully integrated into business processes, the strategy will be revisited as appropriate. Moreover, issues that are included on the learning curve are monitored as part of the integrated risk management process.

It is Novo Nordisk’s responsibility to ensure that those areas are addressed in which the company has significant impact or where it has a responsibility and ability to act. Novo Nordisk has sought inspiration in AccountAbility’s materiality test to define what is material to Novo Nordisk, what should be included in the annual report and on which grounds topics should be excluded. Applying the materiality test as a tool, sustainability-related issues are prioritised to be reported either in the printed annual report (most material; business critical), online (material, often to specific stakeholder interests) or not reported (not material). The same process applies for the assurance provider’s recommendations.

The outcomes of formal reviews, research, stakeholder engagement and inter nal materiality discussions are presented as a proposal for the annual reporting to Executive Management and the Board of Directors, and subsequently approved. In addition, Novo Nordisk’s external assurance provider is requested to assure whether the non-financial performance included in the annual report covers the material aspects. The conclusion is available in the Independent Assurance Report on Non-financial Reporting 2008. Read more about how Novo Nordisk defines materiality at annualreport2008.novonordisk.com.

Assurance provider’s recommendations
An important element of the assurance process is the disclosure of recommendations from the assurance provider. In years when there have been recommendations, Novo Nordisk has disclosed these in the online report.

In 2007 and 2008, the assurance provider had no significant recommendations for Novo Nordisk.

Global standards
Novo Nordisk’s non-financial reporting follows the accountability standard, the AA1000 Framework. It states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact on society. In addition, Novo Nordisk’s assurance process is designed according to the AA1000AS (2003). In October 2008, AccountAbility launched a new version of the AA1000AS (2008). Novo Nordisk will in 2009 decide the timeline for implementing the new assurance standard.

In 2007, Novo Nordisk upgraded its reporting against the Global Reporting Initiative’s (GRI’s) Sustainability Reporting Guidelines from the 2002 version to the G3. Reporting on management approaches and performance against the list of indicators covering economic, environment, labour practices, human rights, society and product responsibility can be found at annualreport2008.novonordisk.com.

Novo Nordisk reports on the GRI G3 because it is the only internationally recognised set of indicators. By reporting on the indicators, it is possible for stakeholders to compare Novo Nordisk’s performance to other organisations’ performance.

As a signatory to the UN Global Compact, a platform to promote good corporate principles and learning in the areas of human rights, labour, environment and anticorruption, Novo Nordisk reports on actions during 2008 to implement its 10 principles in the Communication on Progress (CoP).

With the new legislation in Denmark, effective as of 1 January 2009, Novo Nordisk will be required to account for the company’s activities on social responsibility, reporting on business strategies and activities on human rights, labour standards, environment and anticorruption. Companies that subscribe to the UN Global Compact and annually submit their CoP will be in compliance with the new legislation, provided that the annual report includes a reference to where the CoP has been made publicly available. Novo Nordisk’s CoP 2008 can be found at annualreport2008.novonordisk.com or at UN Global Compact’s website at unglobalcompact.org/COP.

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Consolidated non-financial statements Non-financial indicators and targets

Non-financial indicators and targets

Novo Nordisk is committed to continuous improvement in the company’s environmental, social and economic performance. Setting ambitious objectives and targets and reporting on progress in meeting these targets are core elements of the Novo Nordisk Way of Management. Against this governance framework, targets are set to provide direction and impetus for moving	forward. The table shows the extent to which targets were met in 2008 in terms of non-financial performance. This set of top-level Triple Bottom Line targets and indicators links into Novo Nordisk’s Balanced Scorecard, which also focuses on sustainable development. In addition to the non-financial performance targets, process targets are identified.

Strategy area	Indicator	Target	Note	2008		2007		2006

Environment

Emissions to air	CO2 emissions	10% reduction by 2014 compared to 2004	1	2%		12%		9%

EIR Water	EIR Water Diabetes care	10% reduction by 2010 compared to 2005	2	(32%	)	(10%	)	(4%	)

	EIR Water Biopharmaceuticals	10% reduction by 2010 compared to 2005	2	(50%	)	(45%	)	(36%	)

EIR Energy	EIR Energy Diabetes care	10% reduction by 2010 compared to 2005	2	(24%	)	(2%	)	5%

	EIR Energy Biopharmaceuticals	10% reduction by 2010 compared to 2005	2	(34%	)	(28%	)	(17%	)

Compliance	Breaches of regulatory limit values	50% reduction by 2010 compared to 2005	3	(84%	)	(87%	)	(29%	)

	Accidental releases	50% reduction by 2010 compared to 2005	3	(13%	)	1%		30%

Social

Living our values	Importance of social and environmental issues for the future of the company	Maintain a level of 3.5 or above up to 2014	7	4.5		4.4		4.3

	Managers’ behaviour consistent with Novo Nordisk’s values	Maintain a level of 3.5 or above up to 2014	7	4.3		4.2		4.1

	Fulfilment of action points from facilitations of the NNWoM	Maintain a level of 80% or above up to 2014	7	99%		99%		99%

People	Engaging culture (employee engagement)	Maintain a level of 4.0 or above up to 2014	8	4.2		4.1		4.0

	Opportunity to use and develop employee competences/skills	Maintain a level of 3.5 or above up to 2014	8	4.1		4.0		3.9

	People from diverse backgrounds have equal opportunities	Maintain a level of 3.5 or above up to 2014	8	4.1		4.0		3.9

Health & safety	Frequency of occupational injuries	Continuous decrease	9	5.4		5.9		6.2
	Fatalities	0	9	0		0		0

Access to health	LDCs where Novo Nordisk operates	Best possible pricing scheme in all LDCs	10	36		38		35

	LDCs where Novo Nordisk sells insulin at or below the policy price	Best possible pricing scheme in all LDCs	10	32		36		34

Business ethics	Employees in sales and marketing trained in business ethics	90% by 2008	11	99%		95%		NA

Company reputation	Improve (or maintain) company reputation with external key stakeholders	Improve (or maintain) brand score	12	72.4		74.0		73.8

Quality	Number of warning letters and re-inspections	0	13	0		0		0

The consolidated non-financial statements on pp 93–99 present and discuss performance during 2008.

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Consolidated non-financial statements Notes – Accounting policies for non-financial data

Accounting policies for non-financial data

In 2008, there were no significant changes to the accounting policies for non-financial data. The following changes have been made to the basis for the non-financial data compared to 2007:

•	The production site in Algeria has initiated production of approved products for the market. The environmental impact has therefore been included in the corporate numbers. The production site was ISO14001 certified in 2008.

•	The accounting policy for the indicator ‘Fulfilment of action points planned arising from facilitations of the Novo Nordisk Way of Management’ has been specified. The specification has not resulted in changes to the scope of performance reported.

•	Three new accounting policies have been added for the indicators ‘Business ethics’, ‘Company reputation’ and ‘Quality’. All three indicators were reported on page 90 in Novo Nordisk’s Annual Report 2007. There have been no changes to the scope of performance reported.

To Novo Nordisk, the AA1000AS (2003) is an essential component in creating a generally applicable approach to assessing and strengthening the credibility of the company’s public reporting of non-financial data. Novo Nordisk’s assurance process has been designed to ensure that the qualitative and quantitative data that document sustainability performance plus the systems that underpin the data and performance are assured. The principles outlined by the AA1000AS (2003) have been applied as described below.

1. Completeness
As a pharmaceutical company with global reach, Novo Nordisk is engaged in a range of activities to support sustainable development. All of these are founded on the company’s corporate governance framework, the Novo Nordisk Way of Management. The annual report aims to capture the organisation’s ‘footprint’ in terms of environmental, social and economic impacts on society. Hence, performance is accounted for in relation to targets, major achievements and key issues. The report does not provide full coverage of all the company’s non-financial activities, as it focuses on the material issues. A full coverage of the company’s non-financial activities can be found at annualreport2008.novonordisk.com. See scope of the report below.

2. Materiality
Key issues are identified through ongoing stakeholder engagement and addressed by programmes or action plans with clear and measurable targets. Stretch targets are set to guide the long-term efforts in strategic areas, such as global access to health. The issues presented in the annual report are deemed to have a significant impact on the company’s future business performance and may support stakeholders in their decision-making and are therefore regarded as Novo Nordisk’s material issues.

3. Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the annual report is just one single element of interaction and communication with the company. The annual report reflects how the company has addressed stakeholder concerns and interests in dealing with the dilemmas and issues. Stakeholder dialogue is an invaluable part of Novo Nordisk’s efforts as a responsible business, and readers are encouraged to give their feedback.

SCOPE
Accounting policies for the non-financial data in the annual report are based on data for Novo Nordisk A/S, including NNIT A/S, NNE Pharmaplan A/S and subsidiaries. Environmental data covers the significant environmental impact of the organisation’s activities at the production sites, which produce approved products for the market – 14 in total. One production site was added in 2008 – see above. Social data covers all employees. Economic data covers the Novo Nordisk Group. Engagements in joint ventures and contract licensees are not included in the report scope. However, data for animal testing includes testing taking place at contract research organisations.

DATA
To ensure consistency of data, all data has been defined and described in company guidelines. Internal control procedures have been established to ensure that data is reported according to the definitions.

Environmental data The environmental data covers those activities which, based on an overall environmental assessment, could have a significant impact on the environment.

Emissions to air
•	Emissions of CO2 from energy (total) are based on standard factors for fueland for energy on a three-year average of available emission factors from the external suppliers of energy. Hence, emission factors for 2008 are the three-year average of 2005 to 2007. The emissions are calculated according to the GHG protocol.

•	Organic solvents cover the sum of emissions of different types of organic solvent such as acetone, ethanol etc, and exclude emissions of ozone-depleting substances. Data is based on measurement and calculations.

Eco Intensity Ratios (EIRs) for water and energy
•	Environmental performance relative to production size is monitored by the production-related KPI Eco Intensity Ratio – in short EIR – defined as:

‘EIR = Resource consumption per produced or released unit’
By using the performance indicator ‘EIR’, the total performance, measured for water and energy, of a production facility or a business area can be calculated by adding the EIR ratios in standard units from each process step or intermediary product in the process flow from, for example, fermentation to packaging of the finished product. The consolidation of the EIR does not account for spills, changes in stock and production of intermedia products for external clients.

Compliance
•	Compliance data consists of breaches of regulatory limits and accidental releases. Data is based on information from departments and test results. All breaches and accidental releases are reported to the authorities.

Resources
•	Water consumption includes consumption of drinking water, industrial water and steam. Data is based on meter readings and checked against invoices.

•	Energy consumption (direct and indirect supply) includes both direct supply of energy (internally produced energy), for example natural gas, fuel oil and other types, and indirect supply of external energy (externally produced energy), for example electricity, steam and district heat. The consumption of fuel and externally produced energy is based on meter readings and invoices.

•	Raw materials and packaging materials comprise materials for production and related processes and packaging of products. Consumption of raw materials and packaging is converted to tons. Data is based on registrations in Novo Nordisk’s stock system.

Wastewater
•	Quantities of components such as COD, nitrogen and phosphorus are calculated based on test results or standard factors.

Waste
•	Total waste is the sum of non-hazardous and hazardous waste. The disposal of waste is registered based on weight receipts.

•	The recycling percentage is calculated as the proportion of waste recycled of the total waste. Waste for recycling can be both non-hazardous and hazardous. The remaining part of the hazardous waste is waste for special treatment.

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Accounting policies for non-financial data (continued)

Social data The social data covers all employees included in Novo Nordisk’s headcount.

Living our values
•	Average of respondents’ answers as to whether ‘social and environmental issues are important for the future of the company’ and whether ‘my manager’s behaviour is consistent with the Novo Nordisk values’ is based on employee feedback on the questions in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.

•	The percentage of fulfilment of action points arising from facilitations of the Novo Nordisk Way of Management is calculated as the number of actions closed during the calendar year divided by the number of actions that should have been closed within the year according to agreed deadlines.

People
•	All basic employee statistics are based on registrations in the company’s SAP Human Resource system. The number of employees is calculated as the actual number of employees at year-end.

•	Rate of absence: For employees in Denmark excluding FeF Chemicals, absence data is registered in the SAP Human Resource system. For employees outside Denmark, data for rate of absence is based on local registrations. Types of absence include absence due to the employee’s own illness, pregnancy-related sick leave, and occupational injuries and illnesses per total available working days in the year adjusted for national holidays.

•	Rate of employee turnover: The rate of employee turnover is calculated as the number of employees who left Novo Nordisk during the year compared to the average number of employees in the year.

•	Average of respondents’ answers to 10 selected questions related to employees’ engagement in Novo Nordisk in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.

•	Average of respondents’ answers as to whether ‘their work gives them an opportunity to use and develop their competences and skills’ and whether ‘people from diverse backgrounds have equal opportunities’ is based on employee feedback on the questions in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.

Health & safety
•	The frequency of occupational injuries is the number of injuries reported for all employees per million working hours. An occupational injury is any work-related injury causing at least one day of absence in addition to the day of the injury.

•	The number of fatalities is based on registrations centrally and locally in subsidiaries.

Access to health
•	Novo Nordisk has formulated a pricing policy for the Least Developed Countries (LDCs). The purpose of the policy is to offer insulin to the world’s LDCs at or below a price of 20% of the average prices for insulin in the Western world. The Western world is defined as Europe (EU, Switzerland, Norway), the United States, Canada and Japan.

•	The term ‘operates in’ does not denote actual physical presence by Novo Nordisk. It is defined as direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors, NGOs etc.

•	The estimated number of healthcare professionals trained or educated includes healthcare professionals directly trained, educated, interacted with or reached through awareness campaigns. The estimated number is based on registrations by subsidiaries and corporate functions in Novo Nordisk in the Best Practice Database of the activities conducted within various National Changing Diabetes® programmes. The number covers the total number Novo Nordisk has engaged with since the National Changing Diabetes® programmes were initiated in 2002.

• The estimated number of people with diabetes trained or treated includes people with diabetes targeted with training, awareness or treatment. The estimated number is based on registrations by subsidiaries and corporate functions in Novo Nordisk in the Best Practice Database of the activities conducted within various National Changing Diabetes® programmes. The indicator covers all types of activities, hence it encompasses people with diabetes directly treated and trained in LDCs, in developing and developed countries. The number covers the total number Novo Nordisk has engaged with since the National Changing Diabetes® programmes were initiated in 2002.

Business ethics
• Employees in sales and marketing trained in business ethics covers employees who have participated in national or regional level training sessions for Novo Nordisk’s business ethics policy and procedures.

Company reputation
• Company reputation is measured by a mean brand score in four core markets (China, Germany, UK, US) by an independent external consultancy firm. The mean brand score is based on company ratings collected through individual interviews, conducted with primary and secondary care professionals (target groups). The mean brand score is benchmarked against main competitors.

Quality
• The number covers warning letters issued by the FDA in connection with GMP, GCP or GLP inspections and the number of re-inspections issued to Novo Nordisk by any health authority globally. Warning letters and re-inspections are recorded by Global Quality. Warning letters from the FDA regarding promotional materials are not included.

Training costs
• Training costs are all costs recorded in a specific account in the financial accounts. The amount covers internal and external training posted in the financial accounts.

Patent families
• Patent families are the ‘number of active patent families to date’ and the ‘new patent families (first filing)’.

Animals
• Animals purchased for testing are the number of animals purchased for all testing undertaken for Novo Nordisk either in-house or at Contract Research Organisations (CROs). The number of animals purchased is based on internal registration of purchased animals and yearly reports from CROs.

Economic data The economic indicators are based on data from the consolidated financial statements. See financial definitions.

R&D
• R&D costs, investments and sales are based on Novo Nordisk’s consolidated financial statements.

Remuneration
• The cash value distribution is based on Novo Nordisk’s consolidated financial statements.

Corporate tax
• All types of tax reported are based on registrations of taxes paid in Denmark, except corporate tax as a share of sales.

Employment
• Direct and indirect effects on the number of jobs, job income and income tax are calculated using financial registrations and general statistics from public sources such as Statistics Denmark, Updated Economic Multipliers for the US Economy 2003 (Economic Policy Institute) and China Statistical Yearbook. The indicators are an estimate of the effects created by Novo Nordisk in Denmark and globally.

Exports
• Novo Nordisk exports as a share of Danish exports are based on ‘Finans-ministeriets Økonomiske Redegørelse’.

All data is documented and evidence has been submitted to the assurance provider.

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Environment

1 Emissions to air

Novo Nordisk’s total energy consumption decreased by 9% in 2008, which translates into a similar 9% decrease in the energy-related emissions of CO2 from 236,000 tons in 2007 to 215,000 tons in 2008. The decrease in CO2 was primarily due to decreased emissions from the production site in Kalundborg in Denmark as a result of changes in production, process optimisations as well as realisation of energy-saving projects. The annual CO2 emission is now close to the 2004 (210,000 tons) baseline year, only 2% above, and Novo Nordisk is con fident that the ambitious 10% absolute reduction target will be met in 2014. As planned, this will happen through a continued effort in the cLEAN® programme and secondly, the highly prioritised energy-saving programme. This energy-saving programme has until now resulted in an estimated 20,000 ton reduction in CO2 emissions. Thirdly, green electricity from the offshore wind farm at Horns Rev II in Denmark will give substantial reductions, starting in the end of 2009.

Emissions to air of organic solvents increased from 81 tons in 2007 to 93 tons in 2008, an increase of 15%, which was primarily due to increase in emissions of acetone and isopropanol. The organic solvents consist of ethanol (68%), isopropanol (16%) and acetone (16%).

	Unit	2008	2007	2006

CO2	1,000 tons	215	236	229
Organic solvents	Tons	93	81	102

2 Eco Intensity Ratios (EIR)

EIR is reported for the two business areas Diabetes care and Biopharmaceuticals. The long-term EIR target for 2006 –2010 is a 2% reduction in water and energy consumption relative to production on average per year, which corresponds to a reduction of 10% for all four EIR indicators. To get the best foundation for the EIR, the target is based on a bottom-up process where production has given its best estimates for water and energy consumption and related these to the forecasted production. The EIR targets are implemented in the Balanced Score card for Novo Nordisk. In 2008, the EIR Water and EIR Energy improved for both Diabetes care and Bio pharma ceuticals. The EIR for water was improved by 25% for Diabetes care and by 10% for Biopharmaceuticals. Likewise, the EIR for energy improved by 22% and 8% for Diabetes care and Biopharma ceuticals respectively.

	Unit	2008	2007	2006

EIR Water
Diabetes care	m3/MU	5.5	7.3	7.8
Biopharmaceuticals	m3/g API	3.7	4.1	4.8
EIR Energy
Diabetes care	GJ/MU	4.0	5.1	5.5
Biopharmaceuticals	GJ/g API	7.3	7.9	9.2

3 Compliance

Ensuring compliance with legal environmental requirements is a high priority for Novo Nordisk. Preventive measures are beginning to show results as expected. However, the number of breaches of regulatory limit values increased from 22 in 2007 to 28 in 2008, an increase of 27%. The main reason being that 21 out of the 28 breaches were related to pH and temperature of wastewater. Compared to last year this is an increase of 31% due to changes in the wastewater treatment. Focus will be increased on pH and temperature in wastewater in 2009.

In the same period, the number of accidental releases decreased by 13% to a total of 91, of which 66 were releases of cooling agents such as HCFCs, HFCs and ammonia. This decreasing number reflects parti cular efforts focused on cooling equipment, which were initiated in 2007 and intensified in 2008. This focus has resulted in improved knowledge of what causes the releases, and hence which preventive actions to implement.

There were no accidental releases of GMOs in 2008.

All incidents have been reported to the authorities. Novo Nordisk has, together with the authorities, assessed that breaches of regulatory limit values and accidental releases have had no or only a minor impact on the external environment. The 2010 target of a 50% reduction in the number of breaches of regulatory limit values is progressing according to plan with an 84% reduction so far. The long-term target of avoiding breaches of regulatory limit values and accidental releases altogether has, however, not yet been met. Preventive measures are long-term efforts, consisting of training of key employees, risk assessment of production sites and technical solutions to mitigate these risks. In 2009 and the following years, there will be continued focus on compliance and preventive measures, which can further reduce the number of breaches and help curb the curve of accidental releases.

	Unit	2008	2007	2006

Breaches of regulatory limit values	Number	28	22	123
– related to pH and temperature of wastewater	Number	21	16	119
Accidental releases	Number	91	105	135
– releases of cooling agents	Number	66	82	82

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Environment (continued)

4 Resources

The consumption of water and energy both decreased from 2007 to 2008. Energy decreased by 9% and water consumption by 17%. The decrease is partly due to changes in production at the production facility in Kalundborg, Denmark, the cLEAN® programme as well as realisation of energy- and water-saving projects. The performance is as expected.

The consumption of materials decreased by 13%. This decrease is as expected and was mainly due to production optimisation at site Kalundborg in Denmark.

	Unit	2008	2007	2006

Water consumption	1,000 m3	2,684	3,231	2,995
Energy consumption	1,000 GJ	2,533	2,784	2,712
Raw materials and packaging materials	1,000 tons	132	152	142

5 Wastewater

The total volume of wastewater decreased by 8% from 2007 to 2008 as expected. In the same period, the discharged quantity of COD increased from 813 tons to 891 tons, corresponding to a 10% increase primarily due to an extraordinary discharge of ethanol and glucose from a pilot plant in Bagsværd in Denmark. The quantity of nitrogen decreased from 107 tons to 95 tons, corresponding to a 11% decrease as expected. The discharged quantity of phosphorus increased from 14 tons to 15 tons, corresponding to an increase of 7% primarily due to changes in production at site Chartres in France.

	Unit	2008	2007	2006

COD	Tons	891	813	1,000
Nitrogen	Tons	95	107	107
Phosphorus	Tons	15	14	19

6 Waste

In 2008, there was an increase in the total waste of 16% compared to 2007. This was due to a 2% increase in the quantity of hazardous waste and a 23% increase in the quantity of non-hazardous waste. The recycling percentage increased to 51%, from 38% in 2007.

The 2% increase in hazardous waste was mainly due to an increase in contaminated soil and organic compounds. The relative amounts of ethanol waste and medicine waste were reduced.

The increase in non-hazardous waste can be explained by an increase in quantity of gland residue and quantity of wastewater. The wastewater is sent for special treatment at a hazardous waste treatment facility for precautionary reasons. There was a decrease in non-hazardous waste for incineration and landfill.

	Unit	2008	2007	2006

Total waste	Tons	20,346	17,576	24,165
– Non-hazardous waste	Tons	14,240	11,604	10,594
Recycled	%	57	48	39
Incinerated *)%		20	26	33
Landfill	%	6	13	10
Special treatment	%	17	13	18
– Hazardous waste	Tons	6,106	5,972	13,571
Recycled ethanol **)%		38	18	17
Incinerated ethanol ***)%		19	40	48
Recycling percentage	%	51	38	35

*) 99.6% with energy recovery (in previous years this figure was 98%).
**) Ethanol recycled in for example biogas or wastewater treatment plants.
***) Incinerated at combined heat and power plants or at plants for special treatment of hazardous waste with energy recovery.

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Social

7 Living our values

Novo Nordisk’s performance improved or remained at a high level for all parameters in the area of ’living our values’. In the annual climate survey, eVoice, the average of respondents’ answers as to whether ‘social and environmental issues are important for the future of the company’ improved by 0.1 to 4.5 (on a scale from 1–5, with 5 being the highest). Also in eVoice, the average of respondents’ answers as to whether ‘my manager’s behaviour is consistent with Novo Nordisk’s values’ increased by 0.1 to 4.3. Both are above the target of >_3.5.

There was 99% fulfilment of action points arising from facilitations, thus exceeding the target of 80% fulfilment. At the end of the year all but two action points that should have been closed, were closed. Closure of these is actively pursued. In total, 210 action points should have been closed in 2008. This is 15% below 2007. Based on the facilitations conducted in 2007/2008 it is the opinion of the facilitators that Novo Nordisk is in com pliance with the Novo Nordisk Way of Management.

	Unit	2008	2007	2006

Importance of social and environmental issues for the future of the company *)	Scale 1–5	4.5	4.4	4.3
Managers’ behaviour consistent with Novo Nordisk’s values *)	Scale 1–5	4.3	4.2	4.1
Fulfilment of action points planned arising from facilitations of the NNWoM	%	99	99	99

*) On a scale from 1–5, with 5 being the highest.

8 People

By the end of 2008, Novo Nordisk employed 27,068 persons, an increase of 4% compared to 2007. The continued increase in the number of employees follows Novo Nordisk’s strategy for expansion. This number equals a full-time equivalent (FTE) of 26,575. It reflects increased activities in all business areas, particularly in sales & marketing. The ratio between men and women has changed slightly; at the end of 2008, 50.4% of the employees were men, as compared with 50.6% at the end of 2007. The rate of absence was slightly lower than in 2007 with a performance of 2.2. Employee turn over increased to 12.1% from 11.6%. One of Novo Nordisk’s key risks, as described on pp 24 –25, is an inability to attract and retain the right talent.

The average answers of 10 equally weighted questions in the annual survey, eVoice, are used to calculate the level of ‘engaging culture’. In 2008, the consolidated score was 4.2, up 0.1 from 2007. The target is to remain at a level of 4.0 or above on a scale from 1–5, with 5 being the highest. The average of respondents’ answers as to whether ‘my work gives me an opportunity to use and develop my competences/skills’ increased from 4.0 to 4.1, and the average of respondents’ answers as to whether ‘people from diverse backgrounds have equal opportunities’ increased from 4.0 to 4.1; both were above the target of > 3.5.

	Unit	2008	2007	2006

Employees (total)	Number	27,068	26,008	23,613
– Female	%	49.6	49.4	49.2
– Male	%	50.4	50.6	50.8
Rate of absence	%	2.2	2.7	3.0
Rate of employee turnover	%	12.1	11.6	10.0
Engaging culture (employee engagement) *)	Scale 1–5	4.2	4.1	4.0
Opportunity to use and develop competences/skills *)	Scale 1–5	4.1	4.0	3.9
People from diverse backgrounds have equal opportunities *)	Scale 1–5	4.1	4.0	3.9

*) On a scale from 1–5, with 5 being the highest.

9 Health & safety

Performance on the health & safety indicator ‘frequency of occupational injuries’ was satisfactory, as the frequency decreased from 5.9 to 5.4 in 2008, meeting the target of a continuous decrease. There were no fatalities in 2008. There is a continued focus on ensuring high health & safety standards for employees in Novo Nordisk. In 2008, adoption of a health & safety management system certifiable according to OHSAS 18001 continued for Novo Nordisk in Denmark and Product Supply globally. All units in Product Supply were certified according to the OHSAS18001 in 2008.

	Unit	2008	2007	2006

Frequency of occupational injuries	No/million work hrs	5.4	5.9	6.2
Fatalities	Number	0	0	0

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Social (continued)

10 Access to health

For 2008, Novo Nordisk offered its best possible pricing scheme, as part of the global health initiatives, to all 50 Least Developed Countries (LDCs) as defined by the United Nations. During 2008 Novo Nordisk sold insulin to either govern ments or to the private market in 32 of the LDCs at or below a price of 20% of the average prices for insulin in the Western world, compared to 36 in 2007. In 14 countries Novo Nordisk is not selling insulin at all, for various reasons. The four LDCs in which Novo Nordisk did not sell insulin at the policy price were Afghanistan, Cambodia, Nepal and Samoa. The public authorities in all countries have been offered the opportunity to buy insulin at the policy price. The insulin sold in Afghanistan, Cambodia and Nepal in 2008 was to the private market. In several cases, the government has not responded to the offer, there are no private wholesalers or other partners with whom to work, or wars or political unrest sometimes make it impossible to do business. While Novo Nordisk prefers to sell insulin at the preferential price through government tenders, the company is willing to sell to private distributors and agents. The target is to offer the best possible pricing scheme to the governments of all LDCs. Unfortunately, there is no way to guarantee that the price at which Novo Nordisk sells the insulin will be reflected in the final price on the pharmacist’s shelf. Wholesalers and pharmacies may mark up the drug before selling it to the consumer.

A measure of the company’s contribution to global health is the number of healthcare professionals directly trained, educated, interacted with or reached through awareness campaigns, and the number of people with diabetes targeted with training, awareness or treatment. The aim is to continue activities to educate healthcare professionals and to train and treat people with diabetes. Since 2002, 380,000 healthcare professionals have been trained or educated and 1,854,000 people with diabetes have been trained or treated.

	Unit	2008	2007	2006

LDCs where Novo Nordisk operates	Number	36	38	35
LDCs where Novo Nordisk sells insulin at or below the policy price	Number	32	36	34
Healthcare professionals trained or educated	1,000	380	336	297
People with diabetes trained or treated	1,000	1,854	1,260	1,060

11 Business ethics

In 2008, 99% of relevant employees in sales and marketing were trained in local binding business ethics rules. In total, 30% of Novo Nordisk’s employees were trained. All employees were trained in the updated version of the standard operating procedure for business ethics. The number of employees trained was, as expected, above the target of 90%.

	Unit	2008	2007	2006

Employees in sales and marketing trained in business ethics	%	99	95	NA

12 Company reputation

The goal of Novo Nordisk is to improve (or maintain) the company reputation as measured by the mean brand score or at least be the leader in seven out of eight target groups. In 2008, this goal was achieved despite a slight decrease of the mean brand score of 1.6 from 74.0 to 72.4, because the company is leading in seven out of eight target groups. This confirms the leadership position in diabetes in the four core markets (China, Germany, UK and US).

	Unit	2008	2007	2006

Improve (or maintain) company reputation with external key stakeholders	Scale 0 –100	72.4	74.0	73.8

13 Quality

In 2008, no warning letters were issued to Novo Nordisk by the FDA in connection with GMP, GCP or GLP inspections. Nor were any re-inspections issued to Novo Nordisk. The target of no warning letters and no re-inspections has therefore been met. In total, 95 inspections were conducted in 2008. This performance is as expected.

	Unit	2008	2007	2006

Warning letters and re-inspections	Number	0	0	0

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Social (continued)

14 Training costs

In 2008, the annual spending on training, measured as average spent per employee, increased by 0.5%, which is almost the same level as in 2007, reflecting the company’s strategic prioritisation of talent and leadership development, and of lifelong learning offered to all employees. The average spent per employee does not reflect the complete investments in training in Novo Nordisk, since on-the-job training, internal seminars and other activities are not included. The increase in training cost per employee is not nearly as high as from 2006 to 2007, when the increase was 16%. The reason for the significant increase of 16% was due to extensive hiring in 2007 (10%). The level of new employees joining Novo Nordisk in 2008 and thus requiring additional training was not as high in 2008 (4%), explaining why the amount spent is almost unchanged.

	Unit	2008	2007	2006

Annual training costs per employee	DKK	13,192	13,130	11,293

15 Patent families

The number of Novo Nordisk patent families developed as expected in 2008. The number of active patent families to date decreased by 11%. The number of new patent families (first filing) decreased from 116 in 2007 to 71 in 2008 – a decrease of 39%. Both decreases were due to the refocus in the

R&D area in 2008, when the closure of R&D activities in oral anti diabetic agents, pulmonary insulin and cancer resulted in fewer active patent families and fewer applications for new patents.

	Unit	2008	2007	2006

Active patent families to date	Number	890	1,003	913
New patent families (first filing)	Number	71	116	149

16 Animals

Novo Nordisk sets goals to reduce, refine and replace experiments on animals and to improve animal welfare. In line with a higher activity level in the discovery phase in 2008, there was a slight increase of 5% in the number of purchased animals, from a total of 54,675 in 2007 to 57,253 in 2008, of which 95% were mice and rats. Overall the numbers of purchased animals have been at the same level since 2005. 75% of the animals have been used at Novo Nordisk facilities in Denmark and 25% have been used at external collaborators.

	Unit	2008	2007	2006

Animals purchased	Number	57,253	54,675	56,533

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Economics

17 Economics

The development in the economic indicators was as expected.

Expenditure on R&D is an important capacity builder for society and a source of innovation creating future profitability for Novo Nordisk. The ratio of R&D costs to tangible investments (4.3:1) reflects the continued increasing importance of R&D for Novo Nordisk. In the period 2004 –2008 this ratio varied from 1.4:1 to 4.3:1. The stabilisation in the share of R&D as a share of sales on 16.5% reflects the fact that R&D expenditure rose by 4.4% and sales rose by 9%. The wage share of R&D (40.4%) is an indication of the company’s impact as a capacity builder in the community.

Most production facilities, 48% of the full-time employees and 79% of tangible assets are in Denmark. The level and location of the absolute investment is a measure of the company’s economic capacity in the near future and reflects its aim to supply the market with products and to continue its globalisation. In 2008, Novo Nordisk invested DKK 1.7 billion primarily in Denmark (66%), but also in production facilities globally (in the US, Brazil, China and France), down from DKK 2.3 billion in 2007.

Remuneration constituted 49% of the cash added value, mainly in the developed world, and particularly in Denmark where 57% of wages are paid and 48% of Novo Nordisk’s workforce is located. However, the share of full-time positions in International Operations increased 19% in 2007 to 21% in 2008. Sales per employee is DKK 1.7 million up from DKK 1.6 million in 2007, and the cash added value per employee is DKK 1.1 million, up from DKK 1 million in 2007, indicating a high and increasing pro ductivity of Novo Nordisk’s employees.

In 2008, Novo Nordisk created 1,059 new positions globally and had 26,575 full-time positions; measured as full-time equivalents (FTE). These jobs translate into 61,925 indirect global jobs in the supply chain from production needs and employees’ private consumption. The majority relate to production (44,025) but the effect of private consumption by Novo Nordisk employees is also significant (17,900).

Measured by sales in 2008, Novo Nordisk is the ninth largest company in Denmark, as in 2007. In terms of R&D costs Novo Nordisk is the largest Danish company and ranks as number 28 on a European scale (in 2007 numbers), up from number 30. Among European pharmaceutical companies Novo Nordisk ranks as number 6 by sales and R&D costs, down from number 5 in 2006.

In 2008, total corporate taxes constituted 6.7% of sales. In Denmark, 13% of corporate taxes are paid as local taxes and 87% as state taxes. In 2008, Novo Nordisk accounted for an estimated 2.9% of Danish corporate taxes. Novo Nordisk employees accounted for an estimated 0.6% of total Danish income taxes and an estimated 0.6% of employment in Denmark. In total, Novo Nordisk’s income taxes in Denmark for the year amounted to DKK 1,031 million.

Novo Nordisk’s sales in 2008 accounted for 2.6% measured as a share of Danish GDP, up from 2.4% in 2007, and 2.7% of Danish exports compared to 3.4% in 2007.

	Unit	2008	2007	2006

R&D expenditure to tangible investments *)	Ratio	4.3:1	3.2:1	2.3:1
R&D as share of sales *)%		16.5	17.2	16.3
Remuneration as share of cash received	%	31	32	33
Employment impact worldwide (direct and indirect)	Number of jobs	88,500	81,600	82,700
Total corporate tax as share of sales	%	6.7	5.9	7.0
Novo Nordisk exports as share of Danish exports (estimated)%		2.7	3.4	4.0

*) R&D costs adjusted for costs related to discontinuation of all pulmonary diabetes projects.

To ensure transparency, more details on reported data and additional non-financial reporting are available online at annualreport2008.novonordisk.com.

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Consolidated non-financial statements Novo Nordisk’s economic stakeholder model

Novo Nordisk’s economic
stakeholder model

This model illustrates Novo Nordisk, its economic stakeholders and the interactions that drive economic growth in well-developed societies. When, for instance, investors provide risk capital so that Novo Nordisk can develop new products, this will benefit patients, customers, employees and suppliers. For patients, in turn, the products from Novo Nordisk improve their ability to contribute to society. When employees, suppliers and investors spend their income on goods and services and make investments, they, too, contribute to wealth generation in society. And in their capacity as citizens in the local and global community, all economic actors pay taxes to the public sector in return for services. Novo Nordisk’s sustainable business practices are mechanisms that improve the outcome of the market economy model. The interactions and multiplier effects are illustrated by the blue circle linking the stakeholders.

Cash value distribution (2008)		DKK million	Cash received	Cash added value

Customers	Cash received for products and services (from sales)	45,064	100%
Suppliers	Cash payments for materials, facilities and services *)	16,151	36%
Company cash	Cash added value (cash received minus cash payments)	28,913		100%

Employees	Remuneration	14,141	31%	49%
Investors/funders	Dividends, share repurchase and interest payments	7,617	17%	26%
Public sector	Taxes	3,172	7%	11%
Management	Future growth	3,983	9%	14%

* ) Cash payments outside Novo Nordisk. The figure includes cash received from licence fees, realised exchange rate gains and interest income.

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Consolidated financial statements Companies in the Novo Nordisk Group

	Country	Year of incorporation/ acquisition		Issued share capital/ paid-in capital	Percentage of shares owned

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	634,000,000	–	●	●	●	●

Subsidiaries by region

Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		●
S.A. Novo Nordisk Pharma N.V.	Belgium	1974	EUR	69,000	100		●
Novo Nordisk Pharma EAD	Bulgaria	2005	BGN	5,880,000	100		●
Novo Nordisk Hrvatska d.o.o.	Croatia	2004	HRK	5,000,000	100		●
Novo Nordisk s.r.o.	Czech Republic	1997	CZK	14,500,000	100		●
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	108,370,500	100				●
Novo Nordisk Farma OY	Finland	1972	EUR	420,500	100		●
Novo Nordisk Pharmaceutique SAS	France	2003	EUR	5,821,140	100		●
Novo Nordisk Production SAS	France	1959	EUR	57,710,220	100	●
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		●
Novo Nordisk Hellas Epe	Greece	1979	EUR	1,050,000	100		●
Novo Nordisk Hungary Sales and Trading Ltd.	Hungary	1996	HUF	371,000,000	100		●
Novo Nordisk Limited	Ireland	1978	EUR	635	100		●
Novo Nordisk Farmaceutici S.P.A.	Italy	1980	EUR	516,500	100		●
UAB Novo Nordisk Pharma	Lithuania	2005	LTL	2,150,000	100		●
Novo Nordisk Farma dooel	Macedonia	2006	MKD	14,068,285	100		●
Novo Nordisk B.V.	Netherlands	1983	EUR	61,155	100		●
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		●
Novo Nordisk Pharma Sp. z o.o.	Poland	1996	PLN	29,021,000	100		●
Novo Nordisk Comércio Produtos Farmaceuticos Limitada	Portugal	1984	EUR	250,000	100		●
Novo Nordisk Farma S.R.L.	Romania	2005	RON	2,795,000	100		●
Novo Nordisk Pharma d.o.o. Belgrade (Serbia)	Serbia & Montenegro	2005	EUR	640,000	100		●
Novo Nordisk Slovakia s.r.o.	Slovakia	2007	SKK	8,000,000	100		●
Novo Nordisk, trz enje farmacevtskih izdelkov d.o.o.	Slovenia	2006	EUR	2,679,286	100		●
Novo Nordisk Pharma S.A.	Spain	1978	EUR	1,502,500	100		●
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		●
Novo Nordisk FemCare AG	Switzerland	2003	CHF	1,100,000	100		●	●	●
Novo Nordisk Health Care AG	Switzerland	2000	CHF	159,325,000	100		●	●	●
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100		●
Novo Nordisk Holding Limited	United Kingdom	1977	GBP	2,802,132	100				●
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100		●
North America
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100		●
Novo Nordisk Region North America A/S	Denmark	2003	DKK	500,000	100				●
Novo Nordisk Delivery Technologies Inc.	United States	2005	USD	20,001,000	100
Novo Nordisk US Holdings Inc.	United States	2007	USD	50,000	100
Novo Nordisk Pharmaceutical Industries Inc.	United States	1991	USD	55,000,000	100	●
Novo Nordisk Inc.	United States	1982	USD	283,837,600	100		●
Japan & Oceania
Novo Nordisk Pharmaceuticals Pty. Ltd.	Australia	1985	AUD	500,001	100		●
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	15,500,000	100				●
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	2,104,000,000	100	●	●
Novo Nordisk Pharmaceuticals Limited	New Zealand	1990	NZD	1,000,000	100		●

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Consolidated financial statements Companies in the Novo Nordisk Group

	Country	Year of incorporation/ acquisition		Issued share capital/ paid-in capital	Percentage of shares owned

International Operations
Aldaph SpA	Algeria	1994	DZD	1,742,650,000	100	●	●
Novo Nordisk Pharma Argentina S.A.	Argentina	1997	ARS	7,465,150	100		●
Novo Nordisk Pharma (Private) Limited	Bangladesh	2007	BDT	17,500,000	100		●
Novo Nordisk Produção Farmacêutica do Brasil Ltda.	Brazil	2002	BRL	896,834,727	100	●	●
Novo Nordisk Farmacêutica do Brasil Ltda.	Brazil	1990	BRL	84,727,136	100		●
Novo Nordisk Farmacêutica Limitada	Chile	2006	CLP	758,271,200	100		●
Novo Nordisk (China) Pharmaceuticals Co., Ltd.	China	1994	USD	83,800,000	100	●	●
Beijing Novo Nordisk Pharmaceuticals Science &
Technology Co., Ltd.	China	2006	USD	2,000,000	100			●
Novo Nordisk Region International Operation A/S	Denmark	2002	DKK	113,303,310	100				●
Novo Nordisk Egypt, LLC	Egypt	2004	EGP	50,000	100		●
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100		●
Novo Nordisk India Private Limited	India	1994	INR	265,000,000	100		●
PT Novo Nordisk Indonesia	Indonesia	2003	IDR	827,900,000	100		●
Novo Nordisk Pars	Iran	2005	IRR	10,000,000	100		●
Novo Nordisk Ltd	Israel	1997	ILS	100	100		●
Novo Nordisk Lebanon s.a.r.l	Lebanon	2007	LBP	600,000,000	100		●
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	200,000	100		●
Novo Nordisk Mexico S.A. de C.V.	Mexico	2004	MXN	239,491,127	100	●	●
Novo Nordisk Pharma SAS	Morocco	2006	MAD	2,597,000	100		●
Novo Nordisk Pharma Limited	Nigeria	2006	NGN	10,000,000	100		●
Novo Nordisk Pharma (Private) Limited	Pakistan	2005	PKR	10,000,000	100		●
Novo Nordisk Pharmaceuticals (Philippines) Inc	Philippines	1999	PHP	50,000,000	100		●
Novo Nordisk Limited Liability Company	Russia	2003	RUB	188,243,360	100		●
Novo Investment Pte Ltd.	Singapore	1994	SGD	12,000,000	100				●
Novo Nordisk Pharma (Singapore) Pte Ltd.	Singapore	1997	SGD	200,000	100		●
Novo Nordisk (Pty) Ltd	South Africa	1959	ZAR	8,000	100		●
Novo Nordisk Pharma Korea Ltd	South Korea	1994	KRW	6,108,400,000	100		●
Novo Nordisk Pharma (Taiwan) Ltd	Taiwan	1990	TWD	9,000,000	100		●
Novo Nordisk Pharma (Thailand) Ltd.	Thailand	1983	THB	15,500,000	49		●
Novo Nordisk Tunisie SARL	Tunisia	2004	TND	400,000	100		●
Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti.	Turkey	1993	TRY	25,296,300	100		●
Novo Nordisk Pharma Gulf FZ-LLC	United Arab Emirates	2005	AED	100,000	100		●
Novo Nordisk Venezuela Casa de Representación C.A.	Venezuela	2004	VEB	2,250,000,000	100		●

Other subsidiaries
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	●	●
NNIT A/S *)	Denmark	1998	DKK	1,000,000	100				●
NNE Pharmaplan A/S *)	Denmark	1989	DKK	500,000	100				●
Steno Diabetes Center A/S	Denmark	2008	DKK	500,000	100			●	●

Associated companies
Harno Invest A/S	Denmark	1992	DKK	70,419,910	30
Innate Pharma SA	France	2006	EUR	1,295,600	18			●
ZymoGenetics, Inc.	United States	1988	USD	781,505,000	30			●

*) In addition to the listed companies, NNIT A/S and NNE Pharmaplan A/S have own subsidiaries.

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Consolidated financial statements Summary of financial data 2004 – 2008

DKK million	2004	2005	2006	2007		2008

Sales	29,031	33,760	38,743	41,831		45,553

Sales by business segments:
Modern insulins (insulin analogues)	4,507	7,298	10,825	14,008		17,317
Human insulins	13,033	13,543	13,451	12,572		11,804
Insulin-related sales	1,350	1,463	1,606	1,749		1,844
Oral antidiabetic products (OAD)	1,643	1,708	1,984	2,149		2,391

Diabetes care total	20,533	24,012	27,866	30,478		33,356

Haemostasis management	4,359	5,064	5,635	5,865		6,396
Growth hormone therapy	2,317	2,781	3,309	3,511		3,865
Hormone replacement therapy	1,488	1,565	1,607	1,668		1,612
Other products	334	338	326	309		324

Biopharmaceuticals total	8,498	9,748	10,877	11,353		12,197

Sales by geographical segments:
Europe *)	12,887	14,020	15,300	16,350		17,219
North America	7,478	9,532	12,280	13,746		15,154
International Operations *)	4,368	5,497	6,494	7,295		8,425
Japan & Oceania	4,298	4,711	4,669	4,440		4,755

Licence fees and other operating income (net)	575	403	272	321		286
Operating profit	6,980	8,088	9,119	8,942		12,373
Operating profit (excl AERx®) **)	–	–	–	10,267		12,698
Net financials	477	146	45	2,029		322
Profit before income taxes	7,457	8,234	9,164	10,971		12,695
Income taxes	2,444	2,370	2,712	2,449		3,050
Net profit	5,013	5,864	6,452	8,522		9,645

Total assets	37,433	41,960	44,692	47,731		50,603
Total current liabilities	7,280	10,581	10,157	10,641		12,958
Total long-term liabilities	3,649	3,745	4,413	4,908		4,666
Equity	26,504	27,634	30,122	32,182		32,979

Investments in property, plant and equipment (net)	2,999	3,665	2,787	2,268		1,754
Investments in intangible assets and long-term financial assets (net)	312	(136)	244	118		264
Free cash flow ***)	4,278	4,833	4,707	9,012		11,015
Net cash flow	2,136	(634)	463	1,638		4,111

Ratios

Sales in percent:
Modern insulins (insulin analogues)	15.5%	21.6%	27.9%	33.5%		38.0%
Human insulins	44.9%	40.1%	34.7%	30.1%		25.9%
Insulin-related sales	4.6%	4.3%	4.2%	4.2%		4.0%
Oral antidiabetic products (OAD)	5.7%	5.1%	5.1%	5.1%		5.3%
Diabetes care total	70.7%	71.1%	71.9%	72.9%		73.2%

Haemostasis management	15.0%	15.0%	14.5%	14.0%		14.0%
Growth hormone therapy	8.0%	8.2%	8.6%	8.4%		8.5%
Hormone replacement therapy	5.1%	4.6%	4.2%	4.0%		3.6%
Other products	1.2%	1.0%	0.8%	0.7%		0.7%
Biopharmaceuticals total	29.3%	28.9%	28.1%	27.1%		26.8%

Sales outside Denmark as a percentage of sales	99.3%	99.2%	99.2%	99.2%		99.2%
Gross margin ***)	72.3%	72.8%	75.3%	76.6%		77.8%
Sales and distribution costs as a percentage of sales	28.5%	28.7%	30.0%	29.6%		28.2%
Research and development costs as a percentage of sales	15.0%	15.1%	16.3%	20.4%		17.2%
Research and development costs as a percentage of sales (excl AERx®) **)	–	–	–	17.2%		16.5%
Administrative expenses as a percentage of sales	6.7%	6.3%	6.2%	6.0%		5.8%

Net profit margin ***)	17.3%	17.4%	16.7%	20.4%		21.2%
Effective tax rate ***)	32.8%	28.8%	29.6%	22.3%		24.0%
Equity ratio ***)	70.8%	65.9%	67.4%	67.4%		65.2%
Payout ratio ***)	31.8%	33.2%	34.4%	32.8%		37.8%
Payout ratio adjusted for impact of Dako and discontinuation of AERx® projects	–	–	–	34.9%		–

Long-term financial targets
Operating profit margin ***)	24.0%	24.0%	23.5%	21.4%		27.2%
Operating profit margin (excl AERx®) **)	–	–	–	24.5%		27.9%
Growth in operating profit ***)	8.7%	15.9%	12.7%	(1.9%	)	38.4%
Growth in operating profit (excl AERx®) **)	–	–	–	12.6%		23.7%
Growth in operating profit, three-year average ***)	8.9%	11.0%	12.4%	8.9%		16.4%
ROIC ***)	21.5%	24.7%	25.8%	27.2%		37.4%
Cash to earnings ***)	85.3%	82.4%	73.0%	105.7%		114.2%
Cash to earnings, three-year average ***)	59.0%	82.4%	80.2%	87.0%		97.6%

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Consolidated financial statements Summary of financial data 2004 – 2008 – Supplementary information in EUR (unaudited)

EUR million	2004	2005	2006	2007	2008

Sales	3,902	4,531	5,194	5,614	6,109

Sales by business segments:
Modern insulins (insulin analogues)	606	979	1,451	1,880	2,323
Human insulins	1,752	1,819	1,804	1,687	1,583
Insulin-related sales	181	196	215	235	247
Oral antidiabetic products (OAD)	221	229	266	288	321

Diabetes care total	2,760	3,223	3,736	4,090	4,474

Haemostasis management	586	680	755	788	858
Growth hormone therapy	311	373	444	471	518
Hormone replacement therapy	200	210	215	224	216
Other products	45	45	44	41	43

Biopharmaceuticals total	1,142	1,308	1,458	1,524	1,635

Sales by geographical segments:
Europe *)	1,732	1,882	2,051	2,194	2,309
North America	1,005	1,279	1,646	1,845	2,032
International Operations *)	587	738	871	979	1,130
Japan & Oceania	578	632	626	596	638

Licence fees and other operating income (net)	77	54	36	43	38
Operating profit	938	1,085	1,223	1,200	1,660
Operating profit (excl AERx®) **)	–	–	–	1,378	1,704
Net financials	64	20	6	272	43
Profit before income taxes	1,002	1,105	1,229	1,472	1,703
Income taxes	328	318	364	328	409
Net profit	674	787	865	1,144	1,294

Total assets	5,033	5,624	5,994	6,401	6,792
Total current liabilities	979	1,418	1,362	1,427	1,739
Total long-term liabilities	491	502	592	658	625
Equity	3,563	3,704	4,040	4,316	4,426

Investments in property, plant and equipment (net)	403	492	374	304	235
Investments in intangible assets and long-term financial assets (net)	42	(18)	33	16	35
Free cash flow ***)	575	649	631	1,210	1,478
Net cash flow	287	(85)	62	220	552

Share data ****)

Basic earnings per share in DKK ***)	7.45	8.95	10.05	13.49	15.66
Diluted earnings per share in DKK ***)	7.42	8.92	10.00	13.39	15.54
Dividend per share in DKK	2.40	3.00	3.50	4.50	6.00

Number of shares at year-end (million)	709.4	709.4	674.0	647.0	634.0
Number of shares outstanding at year-end (million) ***)	664.2	647.4	634.4	621.1	608.2
Average number of shares outstanding (million) ***)	673.2	655.4	641.9	631.8	615.8
Average number of shares outstanding incl. dilutive effect
of options ‘in the money’ (million)	676.2	657.9	645.4	636.4	620.7

Employees

Total full-time employees at year-end	20,285	22,007	23,172	25,516	26,575
Denmark	11,839	12,160	12,214	12,401	12,728
Rest of Europe	2,454	2,702	2,944	3,281	3,539
North America	1,949	2,465	2,846	3,935	3,722
International Operations	3,104	3,746	4,188	4,882	5,561
Japan & Oceania	939	934	980	1,017	1,025

*)	Comparative figures from 2004 –2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl. Bulgaria and Romania, from International Operations to Europe.
**)	Excluding costs related to discontinuation of all pulmonary diabetes projects.
***)	For definitions, please refer to page 88.
****)	In 2007 there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1. The comparative figures for 2004 to 2006 have been updated accordingly.

Key figures are translated into EUR as supplementary information – the translation of income statement items is based on the average exchange rate in 2008 (EUR 1 = DKK 7.45593) and the translation of balance sheet items is based on the exchange rate at the end of 2008 (EUR 1 = DKK 7.45060). The figures in DKK reflect the economic substance of the underlying events and circumstances of the Group.

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Consolidated financial statements Quarterly figures 2007 and 2008 (unaudited)

	2007				2008
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	9,818	10,563	10,504	10,946	10,614	11,110	11,246	12,583

Sales by business segments:
Modern insulins (insulin analogues)	3,065	3,464	3,568	3,911	3,821	4,103	4,365	5,028
Human insulins	3,136	3,222	3,098	3,116	2,939	2,966	2,806	3,093
Insulin-related sales	419	437	445	448	443	460	464	477
Oral antidiabetic products (OAD)	523	529	585	512	640	478	671	602

Diabetes care total	7,143	7,652	7,696	7,987	7,843	8,007	8,306	9,200

Haemostasis management	1,411	1,508	1,427	1,519	1,440	1,648	1,534	1,774
Growth hormone therapy	784	924	878	925	878	986	941	1,060
Hormone replacement therapy	406	411	414	437	385	391	394	442
Other products	74	68	89	78	68	78	71	107

Biopharmaceuticals total	2,675	2,911	2,808	2,959	2,771	3,103	2,940	3,383

Sales by geographical segments:
Europe	3,931	4,035	4,036	4,348	4,061	4,400	4,305	4,453
North America	3,214	3,424	3,500	3,608	3,450	3,467	3,759	4,478
International Operations	1,696	1,953	1,870	1,776	2,096	2,069	2,074	2,186
Japan & Oceania	977	1,151	1,098	1,214	1,007	1,174	1,108	1,466

Gross profit	7,498	8,205	7,990	8,345	8,201	8,556	8,640	10,047
Sales and distribution costs	3,048	3,110	2,993	3,220	2,975	3,178	3,155	3,558
Research and development costs	1,647	1,754	1,724	3,413	1,858	1,980	1,579	2,439
Research and development costs (excl AERx®) *)	–	–	–	2,088	1,638	1,825	1,629	2,439
Administrative expenses	614	594	623	677	627	626	633	749
Licence fees and other operating income (net)	138	60	31	92	88	74	51	73
Operating profit	2,327	2,807	2,681	1,127	2,829	2,846	3,324	3,374
Operating profit (excl AERx®) *)	–	–	–	2,452	3,049	3,001	3,274	–

Net financials	47	1,587	175	220	39	405	182	(304)
Profit before taxation	2,374	4,394	2,856	1,347	2,868	3,251	3,506	3,070
Income taxes	665	742	672	370	688	780	842	740

Net profit	1,709	3,652	2,184	977	2,180	2,471	2,664	2,330

Depreciation, amortisation and impairment losses	509	516	586	1,396	563	567	560	752
Depreciation, amortisation and impairment losses (excl AERx®) *)	–	–	–	526	–	–	–	699

Total equity	29,676	33,475	33,161	32,182	31,251	33,046	32,173	32,979
Total assets	44,742	48,300	48,423	47,731	47,534	48,478	48,990	50,603

Ratios

Gross margin	76.4%	77.7%	76.1%	76.2%	77.3%	77.0%	76.8%	79.8%
Sales and distribution costs as a percentage of sales	31.0%	29.4%	28.5%	29.4%	28.0%	28.6%	28.1%	28.3%
Research and development costs as a percentage of sales	16.8%	16.6%	16.4%	31.2%	17.5%	17.8%	14.0%	19.4%
Research and development costs as a percentage of sales (excl AERx®) *)	–	–	–	19.1%	15.4%	16.4%	14.5%	19.4%
Administrative expenses as a percentage of sales	6.3%	5.6%	5.9%	6.2%	5.9%	5.6%	5.6%	6.0%
Operating profit margin	23.7%	26.6%	25.5%	10.3%	26.7%	25.6%	29.6%	26.8%
Operating profit margin (excl AERx®) *)	–	–	–	22.4%	28.7%	27.0%	29.1%	26.8%
Equity ratio	66.3%	69.3%	68.5%	67.4%	65.7%	68.2%	65.7%	65.2%

Share data **)

Basic earnings per share/ADR (in DKK)	2.69	5.75	3.46	1.56	3.51	3.99	4.34	3.82
Diluted earnings per share/ADR (in DKK)	2.68	5.71	3.43	1.55	3.48	3.96	4.30	3.80

Average number of shares outstanding (million) – basic	635.0	635.8	632.0	624.4	620.9	618.6	614.2	609.3
Average number of shares outstanding (million) – diluted	639.4	640.2	636.4	629.6	626.3	623.5	618.6	614.4

Employees

Number of full-time employees at the end of the period	24,045	24,729	25,206	25,516	25,765	26,060	26,360	26,575

*) Excluding costs related to discontinuation of all pulmonary diabetes projects.
**) In December 2007 there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1. The comparative figures have been updated accordingly.

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Financial statements of the parent company

Financial statements of the parent company, Novo Nordisk A/S, for 2008

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Financial statements of the Parent company Novo Nordisk A/S Income statement

DKK million	Note	2008
			2007

Sales	2	27,145
			26,023
Cost of goods sold	3	8,069
			9,871

Gross profit		19,076
			16,152

Sales and distribution costs	3	7,654
			5,754
Research and development costs	3	5,633
			7,142
Administrative expenses	3, 4	1,243
			1,187
Licence fees and other operating income (net)		409
			478

Operating profit		4,955
			2,547

Profit in subsidiaries	9	5,318
			5,415
Share of profit in associated companies	9	71
			1,490
Financial income	5	1,098
			1,351
Financial expenses	5	635
			871

Profit before income taxes		10,807
			9,932

Income taxes	6	1,165
			1,414

Net profit		9,642
			8,518

Proposed appropriation of net profit:

Dividends		3,650
			2,795
Net revaluation reserve according to the equity method		(5,422
)
			5,883
Retained earnings		11,414
			(160)

		9,642
			8,518

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Financial statements of the Parent company Novo Nordisk A/S Balance sheet

DKK million	Note	31 Dec 2008	31 Dec 2007

Assets

Intangible assets	7	543	430
Property, plant and equipment	8	14,512	15,242
Financial assets	9	11,313	16,014

Total long-term assets		26,368	31,686

Inventories	10	8,908	8,146
Trade receivables		945	889
Amounts owed by affiliated companies		5,541	6,840
Tax receivables		535	–
Other receivables		631	499
Marketable securities and financial derivatives		1,375	2,547
Cash at bank and in hand		8,299	4,460
Total current assets		26,234	23,381

Total assets		52,602	55,067

Equity and liabilities

Share capital		634	647
Net revaluation reserve according to the equity method		16,393	21,815
Retained earnings		16,183	9,489
Exchange rate adjustments		(256)	209

Total equity	11	32,954	32,160

Long-term debt	12	980	961
Deferred income tax liabilities	13	906	768
Amounts owed to affiliated companies		14	82
Other provisions	14	163	342

Total long-term liabilities		2,063	2,153

Short-term debt and financial derivatives		1,279	270
Trade payables		1,262	956
Amounts owed to affiliated companies		11,903	15,781
Tax payables		1	172
Other liabilities		2,715	3,085
Other provisions	14	425	490

Total current liabilities		17,585	20,754

Total liabilities		19,648	22,907

Total equity and liabilities		52,602	55,067

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Financial statements of the Parent company Novo Nordisk A/S Notes – Income statement

1 Accounting policies

The Parent company’s financial statements have been prepared in accordance with the Danish Financial Statements Act (Class D), and other accounting regulations for companies listed on NASDAQ OMX Copenhagen.

The accounting policies for the Parent company are unchanged compared to last financial year and are the same as for the Group with the following additions. For a description of the accounting policies of the Group please see note 1 – Summary of significant accounting policies, page 56 – 60.

Supplementary accounting policies for the Parent company

Financial assets
In the financial statements of the Parent company investments in subsidiaries and associated companies are recorded under the equity method, that is at the respective share of the net asset values in subsidiaries and associated companies. Any cost in excess of net assets in the acquired company is capitalised in the Parent company under Financial assets as part of investments in subsidiaries (‘Goodwill’). Amortisation of goodwill is provided under the straight-line method over a period not exceeding 20 years, based on estimated useful life.

Net profit of subsidiaries less unrealised intercompany profits is recorded in the Income statement of the Parent company.

To the extent it exceeds declared dividends from such companies, net revaluation of investments in subsidiaries and associated companies is transferred to net revaluation reserve according to the equity method under equity.

Fair value adjustments of financial assets categorised as ‘Available for sale’ are recognised in the Parent company in the Income statement.

The presentation of profit in subsidiaries is now shown as profit after tax. Comparable figures for 2007 have been changed accordingly. The reclassification has no impact on the net profit or equity.

Tax
The Parent company is assessed jointly for Danish tax purposes with its domestic subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the individual companies.

Cash flow statement
No separate cash flow statement has been prepared for the Parent company –please see the Consolidated cash flow statement and financial resources in this Annual Report, page 54.

2 Sales

DKK million	2008	2007

Sales by business segments *)
Diabetes care total	26,802	25,316
Biopharmaceuticals total	343	707

Total sales	27,145	26,023

Sales by geographical regions *)
Europe	10,535	10,972
North America	7,520	6,482
International Operations	5,880	5,631
Japan & Oceania	3,210	2,938

Total sales	27,145	26,023

Sales are attributed to geographical areas based on location of the customer.

*) For definitions of the segments please refer to consolidated accounts note 4, page 62.

3 Employee costs

DKK million	2008	2007

Wages and salaries	5,521	5,200
Share-based payment costs	257	75
Pensions	504	471
Other contributions to social security	95	147
Other employee costs	338	261

Total employee costs	6,715	6,154

Included in the Balance sheet as change
in employee costs included in inventories	87	143

For information regarding remuneration to the Board of Directors and Executive Management please refer to consolidated accounts note 34, page 80–81. Reference is furthermore made to consolidated accounts note 33, page 78, and consolidated accounts note 34, page 81–82, for information regarding share-based payment schemes to the Board of Directors, Executive Management and the Senior Management Board.

2008
2007

Average number of full-time

employees in Novo Nordisk A/S	10,693
10,412

4 Fees to statutory auditors

DKK million	2008	2007

PricewaterhouseCoopers	17	21

of which statutory audit fee to PricewaterhouseCoopers	7	8

5 Financial income and Financial expenses

DKK million	2008	2007

Interest income relating to subsidiaries
included in Financial income	164	162

Interest expenses relating to subsidiaries
included in Financial expenses	410	608

Foreign exchange loss (net) recognised
in the Income statement	68	51

6 Income taxes

Of the total tax payment of DKK 3,172 million by the Group in 2008, the Parent company’s share of paid taxes relating to current year amounts to DKK 1,633 million

In 2007 the total tax payment by the Group amounted to DKK 2,607 million of which the Parent company’s share of paid taxes relating to current year amounted to DKK 1,381 million.

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Financial statements of the Parent company Novo Nordisk A/S Notes – Balance sheet

7 Intangible assets

	Goodwill	Patents and	Software	2008	2007
DKK million		licences		Total	Total

Cost at the beginning of the year	51	418	362	831	800
Additions during the year	–	172	30	202	80
Disposals during the year	–	–	–	–	(49)

Cost at the end of the year	51	590	392	1,033	831

Amortisation at the beginning of the year	51	147	203	401	296
Amortisation during the year	–	8	23	31	26
Impairment losses for the year *)	–	50	8	58	117
Depreciation reversed on disposals during the year	–	–	–	–	(38)

Amortisation at the end of the year	51	205	234	490	401

Carrying amount at the end of the year	0	385	158	543	430

*) Impairment losses of DKK 117 million in 2007 relates to discontinuation of AERx®.

8 Property, plant and equipment

	Land and	Plant and	Other	Payments	2008	2007
	buildings	machinery	equipment	on account	Total	Total
				and assets
				in course of
DKK million				construction

Cost at the beginning of the year	9,312	13,066	1,400	1,477	25,255	25,186
Additions during the year	33	78	64	976	1,151	1,452
Disposals during the year	(259)	(292)	(41)	(53)	(645)	(1,383)
Transfer from/(to) other items	334	308	273	(915)	–	–

Cost at the end of the year	9,420	13,160	1,696	1,485	25,761	25,255

Depreciation and impairment losses at the beginning of the year	2,873	6,298	842	–	10,013	9,625
Depreciation for the year	359	1,161	152	–	1,672	1,549
Impairment losses for the year *)	6	90	3	53	152	58
Depreciation reversed on disposals during the year	(235)	(268)	(32)	(53)	(588)	(1,219)

Depreciation and impairment losses at the end of the year	3,003	7,281	965	–	11,249	10,013

Carrying amount at the end of the year	6,417	5,879	731	1,485	14,512	15,242

*) Impairment losses of DKK 53 million relates to discontinuation of all pulmonary diabetes projects in 2008.

The latest valuation of properties of the parent company for property tax purposes amounts to a total of DKK 2,443 million (DKK 2,447 million in 2007). Cost of property not officially valued amounts to DKK 355 million (DKK 658 million in 2007).

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Financial statements of the Parent company Novo Nordisk A/S Notes – Balance sheet

9 Financial assets

	Investments in subsidiaries	Amounts owed by affiliated companies	Investments in associated companies	Other securities and investments	2008 Total	2007 Total

DKK million

Cost at the beginning of the year	6,443	73	295	376	7,187	7,216
Additions during the year	1,750	36	318	93	2,197	41
Disposals during the year	–	(26)	(12)	(6)	(44)	(70)

Cost at the end of the year	8,193	83	601	463	9,340	7,187

Value adjustments at the beginning of the year	21,152	–	(16)	(283)	20,853	15,232
Profit/(loss) before tax	7,965	–	71	–	8,036	8,562
Income taxes on profit for the year	(1,885)	–	–	–	(1,885)	(1,035)
Amortisation and impairment of goodwill	–	–	(3)	–	(3)	(4)
Dividends received	(11,502)	–	(178)	–	(11,680)	(1,620)
Disposals during the year	–	–	–	–	–	–
Exchange rate adjustments	455	–	–	–	455	(93)
Other adjustments	(561)	–	10	(39)	(590)	(189)

Value adjustments at the end of the year	15,624	–	(116)	(322)	15,186	20,853

Offset against amounts owed by subsidiaries
at the beginning of the year	164	–	–	–	164	11
Additions during the year	(103)	–	–	–	(103)	153

At the end of the year	61	–	–	–	61	164

Unrealised internal profit at the beginning of the year	(12,190)	–	–	–	(12,190)	(8,447)
Change for the year	(762)	–	–	–	(762)	(4,015)
Exchange rate adjustments	(322)	–	–	–	(322)	272

At the end of the year	(13,274)	–	–	–	(13,274)	(12,190)

Carrying amount at the end of the year	10,604	83	485	141	11,313	16,014

Carrying amount of investments in subsidiaries does not include capitalised goodwill at the end of the year. No additions or disposals were made during the year.

Carrying amount of investments in associated companies includes net capitalised goodwill of DKK 61 million at the end of the year (DKK 65 million in 2007).

A list of companies in the Novo Nordisk Group is included on pages 100 to 101.

10 Inventories

DKK million	2008	2007

Raw materials and consumables	1,160	1,077
Work in progress	6,683	6,048
Finished goods	1,065	1,021

Total inventories	8,908	8,146

Indirect production costs included in work in progress and finished goods	4,536	4,027

Amount of write-down of inventories recognised as expense during the year	733	188
Amount of reversal of write-down of inventories during the year	48	81

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Financial statements of the Parent company Novo Nordisk A/S Notes – Balance sheet

11 Statement of changes in equity

	Share	Net	Retained	Exchange	2008	2007
	capital	revaluation	earnings	rate	Total	Total
DKK million		reserve		adjustments

Balance at the beginning of the year	647	21,815	9,489	209	32,160	30,104
Appropriated from net profit for the year			11,414		11,414	(160)
Proposed dividends			3,650		3,650	2,795
Appropriated from net profit for the year to net
revaluation reserve according to the equity method		(5,422)			(5,422)	5,883
Purchase of treasury shares			(4,717)		(4,717)	(4,835)
Sale of treasury shares			295		295	241
Share-based payments			331		331	75
Reduction of the B share capital	(13)		13		–	–
Dividends			(2,795)		(2,795)	(2,221)
Exchange rate adjustment of investments in subsidiaries				(473)	(473)	53
Deferred (gain)/loss on cash flow hedges at the beginning
of the year recognised in the Income statement			(615)		(615)	(420)
Deferred gain/(loss) on cash flow hedges at the end of the year			(940)		(940)	691
Other adjustments			58	8	66	(46)

Balance at the end of the year	634	16,393	16,183	(256)	32,954	32,160

Regarding average number of shares please refer to note 13, page 65.

Regarding total number of A and B shares in Novo Nordisk A/S and treasury shares please refer to note 21, page 71.

12 Long-term debt

DKK million	2008	2007

Mortgage debt	504	504
Other long-term debt	476	457

Total long-term debt	980	961

Long-term debt falling due after more than five years from the balance sheet date amounts to	462	504

At the end of 2008 none of the long-term debt was falling due within one year.

13 Deferred income tax liabilities

DKK million	2008	2007

The deferred tax assets and liabilities are allocated to the various balance sheet items as follows:
Property, plant and equipment	1,305	1,274
Indirect production costs	1,134	1,007
Unrealised profit on intercompany sales	(1,541)	(1,270)
Other	8	(243)

Total income tax liabilities	906	768

The deferred income tax has been calculated using a tax rate of 25%.

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Financial statements of the Parent company Novo Nordisk A/S Notes – Balance sheet

14 Other provisions

	Provisions	Other	2008	2007
	for returned	provisions	Total	Total
DKK million	products

At the beginning of the year	490	342	832	689
Additional provisions	174	21	195	396
Adjustments to previous year’s provisions	(160)	–	(160)	(171)
Used during the year	(79)	(200)	(279)	(82)

At the end of the year	425	163	588	832

Specification of provisions:
Long-term	–	163	163	342
Current	425	–	425	490

Total other provisions	425	163	588	832

15 Commitments and contingencies

DKK million	2008	2007

Commitments
Lease commitments	600	612
Contractual obligations relating to
investments in property, plant and equipment	99	84
Guaranties given for subsidiaries	2,184	1,515
Obligations related to research and
development projects	764	2,471
Other guarantees and commitments	1,793	1,478

Leasing commitments expiring
within the following periods
as from the balance sheet date
Within one year	109	107
Between one and five years	247	254
After five years	244	251

Total lease commitments	600	612

The lease costs for 2008 and 2007 were DKK 223 million and DKK 233 million respectively.

Security for debt
Land, buildings and equipment etc at carrying amount	1,255	1,989

For information on pending litigation and other contingencies please refer to note 36, page 86.

16 Related party transactions

For information on transactions with related parties please refer to note 32, page 77.

17 Financial risk

For information on financial risk please refer to note 31, page 76.

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Consolidated financial statements Management statement

The Annual Report has the below Management Statement and Independent Auditor’s reports as provided on page 114 –115.

Statement by the Board of Directors and Executive Management on the Annual Report

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2008. The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU, and the Financial Statements of the Parent company, Novo Nordisk A/S, have been prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report has been prepared in accordance with the additional Danish annual report requirements for listed companies. In our opinion, the accounting policies used are appropriate and the Annual Report gives a true and fair view of the Group’s and the Parent company’s assets, liabilities, equity, financial position and results, and the consolidated cash flows, together with a description of the material risk and uncertainties the group faces.

Novo Nordisk’s non-financial statements have been prepared in accordance with the non-financial reporting principles of materiality, completeness and responsiveness of AA1000AS (2003). It represents a balanced and reasonable presentation of the organisation’s economic, environmental and social performance.

Gladsaxe, 28 January 2009

Executive Management:

Lars Rebien Sørensen
President and CEO

Jesper Brandgaard
CFO

Lise Kingo

Kåre Schultz

Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye
Chairman

Göran A Ando
Vice chairman

Kurt Briner

Henrik Gürtler

Johnny Henriksen

Pamela J Kirby

Anne Marie Kverneland

Kurt Anker Nielsen
Chairman
of the Audit Committee

Søren Thuesen Pedersen

Stig Strøbæk

Jørgen Wedel
Audit Committee member

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Independent Auditor’s report

Independent Auditor’s report on the Annual Report for 2008

To the Shareholders of Novo Nordisk A/S
We have audited the Annual Report of Novo Nordisk A/S for the financial year 2008, which comprises Management Statement, Management Report, significant accounting policies, income statement, balance sheet, statement of changes in equity and notes for the Group as well as for the Parent Com pany and consolidated cash flow statement (page 2– 88, 100 –102 and 105 –113). The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and with International Financial Reporting Standards as adopted by the EU, and the Parent Company Financial State ments are prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Management’s Responsibility for the Annual Report
Management is responsible for the preparation and fair presentation of the Annual Report in accordance with the said legislation and accounting standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2008 of the Group and of the results of the Group operations and consolidated cash flows for the financial year 2008 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and with International Financial Reporting Standards as adopted by the EU, and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2008 of the Parent Company and of the results of the Parent Company operations for the financial year 2008 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies.

Gladsaxe, 28 January 2009

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

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Independent Auditor’s reports

Independent Assurance Report on the Non-financial Reporting 2008

Subject, responsibilities, objective and scope of assurance statement
We have reviewed the non-financial information in the Annual Report of Novo Nordisk A/S for the financial year 2008, which comprises the Management Statement, the Management Report, the Non-financial accounting policies and the Consolidated non-financial statements on page 2– 50, 89–99 and 113 (the ‘Non-financial Reporting’). Our review has been performed with a view to express a conclusion on the Non-financial Reporting against the principles of materiality, completeness and responsiveness of the AA1000 Assurance Standard (AA1000AS (2003)) and to express a conclusion on whether the Non-financial Reporting is free of material misstatements and has been presented in accordance with the non-financial accounting policies.

Management’s responsibility
Management is responsible for collecting and presenting the non-financial information in the Non-financial Reporting.

Basis of conclusion
Our work was undertaken to perform an evaluation of the Non-financial Reporting against the principles of materiality, completeness and responsiveness of the AA1000AS (2003). Moreover, we planned and performed our work in accordance with the International Standard on Assurance Engagements (ISAE) 3000, ‘Assurance Engagements other than Audits or Review of Historical Financial Information’, to obtain limited assurance that the Non-financial Reporting is free of material misstatements and that the information has been presented in accordance with the non-financial accounting policies.

Based on an assessment of materiality and risk, our work included, on a sample basis, a review of management systems, reporting structures and boundaries. The assurance obtained is limited, as our work compared to that of an engagement with reasonable assurance has been limited principally to inquiries, interviews and analytical procedures related to registration and communication systems, data and underlying documentation. We reviewed whether data and the underlying components are accounted for in such a way as to fulfil the assertions of materiality and completeness in accordance with the non-financial accounting policies. In addition, our work comprised an assessment of stakeholder engagement and of the materiality of reporting against peer-reporting, media reports and industry knowledge. Our work also included an assessment of significant estimates made by Management.

We believe that the work performed provides a reasonable basis for our conclusion.

Conclusion
Based on the work performed, we state our conclusion in relation to each of the key principles of the AA1000 Assurance Standard (2003): materiality, completeness and responsiveness.

Materiality
Nothing has come to our attention that would cause us not to believe that:

•	the Non-financial Reporting presents a fair and balanced representation of Novo Nordisk’s material corporate non-financial performance and impacts;

•	the reported non-financial targets and indicators in general are used in strategic and operational decision-making, and some of these are included in top management, management and business units’ Balanced Scorecard;

•	the Annual Report includes significant non-financial information material to Novo Nordisk’s corporate stakeholders;

•	the inclusion of information is aligned with robust and well-functioning governance and risk management structures and processes as well as regular, formal and informal stakeholder engagement and systematic trend spotting activities ensuring attention to key corporate stakeholders’ concerns and expectations.

Completeness
Nothing has come to our attention that would cause us not to believe that:

•	Novo Nordisk can identify and understand material aspects of its corporate non-financial performance as well as significant impacts outside the boundaries of which it has direct management control, including upstream and downstream issues such as social and environmental performance of suppliers, the animal health practices of contract research organisations, carbon emissions of energy suppliers, training of healthcare professionals, and accessibility for less developed countries to medicine at reduced prices;

•	Novo Nordisk has an effective process in place at corporate level for identifying, exploring and defining its approach to material impacts while an equally effective approach is not mirrored in some local levels of the organisation.

Responsiveness
Nothing has come to our attention that would cause us not to believe that:

•	through the Non-financial Reporting and other communications, Novo Nordisk is responsive to significant issues raised by corporate stakeholders in an accessible manner;

•	Novo Nordisk has an effective process and relevant governance structures in place for defining its response to corporate stakeholders as well as processes to promote the integration of such responses into management and business processes. In some areas, such as responsible purchasing, additional controls could be put in place to ensure consistent and effective implementation of responses;

•	Novo Nordisk has corporate policies, programmes and procedures to address material stakeholder concerns in key pharmaceutical industry areas such as business ethics and marketing practices, bioethics (including clinical trials and animal welfare), access to health, and advocacy.

Based on our review, nothing has come to our attention that causes us not to believe that the non-financial information in the Annual Report of Novo Nordisk for the financial year 2008 is free of material misstatements and has been presented in accordance with the non-financial accounting policies.

Commentary
According to AA1000AS (2003), we are required to include recommendations for improvements in relation to environmental and social responsibility. The recommendations, as well as our statement of independence and competences, are stated in ‘How we are accountable’ at annualreport2008.novonordisk.com. Our recommendations do not affect the above-stated conclusion.

Gladsaxe, 28 January 2009

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

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Additional information Index

Index

This index might be of help if you are looking for specific information. It includes topics covered in this Annual Report and additional information available online at novonordisk.com.

Topic of interest	Covered in this report	Online information

About Novo Nordisk	pp 6–7	annualreport2008.novonordisk.com /who-we-are/about-novo-nordisk.asp

Access to health	pp 36–37, 96	annualreport2008.novonordisk.com /how-we-perform/access-to-health/default.asp

Accountability	pp 89, 91	annualreport2008.novonordisk.com/how-we-are-accountable/default.asp

Advocacy	pp 34–35	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/advocacy/default.asp

Animal welfare	pp 26, 97	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/bioethics/animal-welfare.asp

Audit and assurance	pp 44, 89, 91–92, 114–115	annualreport2008.novonordisk.com/how-we-are-accountable/audit-assurance.asp

Awards and recognitions	–	annualreport2008.novonordisk.com/who-we-are/awards-and-recognition.asp

Biopharmaceuticals	pp 38–41	novonordisk.com/about_us

Board of Directors	pp 46–47	novonordisk.com/about_us/management/board_of_directors.asp

Brand and reputation management	pp 90, 96	novonordisk.com/about_us/changing-diabetes/default.asp

Business ethics	pp 26, 90, 96	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/business-ethics.asp

Business strategy	pp 22–23	annualreport2008.novonordisk.com/who-we-are/vision-and-strategy.asp

Capital structure	pp 49–50	novonordisk.com/about_us/ownership/ownership.asp

Changing Diabetes®	pp 34–35	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/advocacy/changing-diabetes.asp

Climate change	pp 28–29, 93	annualreport2008.novonordisk.com/how-we-perform/environment-health-and-safety/environmental-management/climate-change.asp

Clinical trials	pp 18–19, 26	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/bioethics/clinical-trials.asp

Community engagement	p 35	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/community-engagement.asp

Compliance	pp 26, 93	annualreport2008.novonordisk.com/who-we-are/governance/compliance.asp

Corporate governance	pp 42–43	annualreport2008.novonordisk.com/who-we-are/governance/corporate-governance.asp

Definitions	pp 88, 91–92	annualreport2008.novonordisk.com/how-we-are-accountable/default.asp

Diabetes care	pp 30–37	novonordisk.com/diabetes/public/default.asp

Diversity	pp 27, 90, 95	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/people/diversity.asp

Donations	pp 37, 41	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/community-engagement/donations.asp

Economic footprint	p 99	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/socio-economics.asp

Environment	pp 28–29, 93–94	annualreport2008.novonordisk.com/how-we-perform/environment-health-and-safety/environmental-management/default.asp

Executive Management	p 48	novonordisk.com/about_us/management/executive_management.asp

Financial performance	pp 8–14	annualreport2008.novonordisk.com/how-we-perform/financial-performance/default.asp

Gene technology	p 93	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/bioethics/gene-technology.asp

Global Compact	pp 26, 36, 89	annualreport2008.novonordisk.com/how-we-perform/un-global-compact/default.asp

Global Reporting Initiative (GRI)	p 89	annualreport2008.novonordisk.com/how-we-perform/gri/default.asp

Health and safety	pp 29, 95	annualreport2008.novonordisk.com/how-we-perform/environment-health-and-safety/health-and-safety.asp

Human rights	p 26	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/advocacy/default.asp

Legal issues	pp 26, 86–87	annualreport2008.novonordisk.com/how-we-perform/financial-performance/legal-issues.asp

Materiality	p 89	annualreport2008.novonordisk.com/how-we-are-accountable/materiality.asp

Memberships	–	annualreport2008.novonordisk.com/who-we-are/memberships.asp

Novo Nordisk Way of Management	p 20	annualreport2008.novonordisk.com/who-we-are/nn-way-of-management.asp

Partnerships	pp 34–37	annualreport2008.novonordisk.com/who-we-are/partnerships.asp

People strategy	p 27	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/people/people-strategy.asp

Pipeline	pp 18–19	novonordisk.com/investors/rd_pipeline/rd_pipeline.asp

Product stewardship	–	annualreport2008.novonordisk.com/how-we-perform/environment-health-and-safety/environmental-management/product-stewardship.asp

Quality	pp 25, 90, 96	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/quality.asp

Remuneration	pp 44–45	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/people/wages-and-benefits.asp

Responsible sourcing	p 26	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/responsible-sourcing.asp

Risk management	pp 24–25	annualreport2008.novonordisk.com/who-we-are/governance/risk-management.asp

Share information	p 49	novonordisk.com/investors/share_information/share_information.asp

Social responsibility	pp 20–21, 95–97	novonordisk.com/sustainability/sustainability_in_short/default.asp

Socioeconomics	pp 98–99	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/socio-economics.asp

Stakeholder engagement	p 91	annualreport2008.novonordisk.com/who-we-are/stakeholder-engagement/default.asp

Stem cells	–	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/bioethics/stem-cells.asp

Sustainability	pp 20, 89	novonordisk.com/sustainability/default.asp

Talent development	pp 29, 90, 95	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/people/talent-development.asp

Tax	pp 12, 98	annualreport2008.novonordisk.com/how-we-perform/responsible-business-practices/tax.asp

Triple Bottom Line	pp 20–21, 89–99	annualreport2008.novonordisk.com/who-we-are/triple-bottom-line.asp

Workplace quality	pp 95–97	annualreport2008.novonordisk.com/how-we-perform/people-and-communities/people/default.asp

116     Novo Nordisk Annual Report 2008

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Additional information Contacts

Contacts

Novo Nordisk values stakeholders’ reviews of the company’s reporting and welcomes any questions or comments concerning the report or the company’s performance.

Visit the corporate website at novonordisk.com.

This report is about how we do business. When it comes to building relations, that is what Novo Nordisk people across the globe do every day. If reading the report inspires you to learn more or to get involved in some of the work, please get in touch.

Headquarters
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark
Tel +45 4444 8888
webmaster@novonordisk.com

Media
Corporate Communications
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Transfer agents
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase Bank
PO Box 3408
South Hackensack, NJ 07606
USA
Tel +1 800 990 1135
Tel +1 201 680 6630 for enquiries
from outside the United States

Produced by
Global Triple Bottom Line Management,
February 2009

Contributing writer
Amy Brown

Translation
Anne Nielsen and Corporate
Communications

Photos
Anders Bøggild, DONG Energy,
Ulrik Jantzen, Novo Nordisk and
Jesper Westley

Design and production
ADtomic Communications

Accounts and notes production
Team2graphics

Printed in Denmark by Bording A/S
(DS/EN ISO14001:1996

Mike Rulis
Tel +45 4442 3573
E-mail: mike@novonordisk.com

Investor Relations
Mads Veggerby Lausten
Tel +45 4443 7919
E-mail: mike@novonordisk.com

Kasper Roseeuw Poulsen
Tel +45 4442 4471
E-mail: krop@novonordisk.com

In North America:
Hans Rommer Tel +1 609 919 7937
E-mail: hrmm@novonordisk.com

Chen Kai, Area Business Manager of Western China Region, centre, led a team of Novo Nordisk employees who delivered food and medical supplies to areas of China affected by the May 2008 earthquake.

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References

1	Garber A, Henry R, Ratner R et al. Liraglutide as compared to glimepiride monotherapy in a 52-week, phase 3 study of subjects with type 2 diabetes: LEAD-3 (mono). Lancet. 2008.

2

King, A B, et al. A randomized, crossover, double-blind comparison of insulin detemir and insulin glargine daily blood glucose profiles in subjects with type 2 diabetes. Presented at the American Diabetes Association, June 2008.

3

Hanaire, A B, et al. Insulin-naïve patients with type 2 diabetes and higher BMI experience weight loss when initiated onto insulin detemir: 12-week, 26-week and 52-week follow-up data from PREDICTIVE™. Presented at the European Association for the Study of Diabetes, September 2008.

4

Shaban, J, Hansen J B, Yang W Y. NovoMix®30 (BIAsp 30) Improves Glycemic Control in Type 2 Diabetes: Results from the IMPROVE™ Study. American Diabetes Association. 68th Scientific Sessions; 2008 June 7–10; San Francisco, CA. Abstract Number: 2108.

5	Estimated number of patients using FlexPen®, based on worldwide sales in numbers of packs sold, IMS worldwide data Q2’08 and Daily Defined Dosage (DDD) for insulin as issued by WHO.

6	Innovation in Health Care: The Economics of Diabetes. Study conducted by The Lewin Group®, commissioned by the National Changing Diabetes Program®, a program of Novo Nordisk, Inc.

Novo Nordisk sponsored a five km run as part of the 2008
meeting of the European Association for the Study of Diabetes.

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Novo Nordisk’s key products

This report makes reference to European product trade names. The list below provides an overview of European trade names with accompanying generic names. Trade and generic names may differ in the US and Japan. For a complete overview of country-specific product names, please visit novonordisk.com Click: Your COUNTRY.

Therapeutic area	Trade name	Generic name

Diabetes care	Modern insulins

	Levemir®	Insulin detemir

	NovoRapid®	Insulin aspart

	NovoMix®	Biphasic insulin aspart

Human insulins

	Insulatard®	Insulin human

	Actrapid®	Insulin human

Diabetes devices

	FlexPen®	Prefilled insulin delivery system

	NovoPen® 4	Durable insulin delivery system

	InnoLet®	Prefilled insulin delivery system

	NovoFine®	Needle

	GlucaGen®	Glucagon

Oral antidiabetic agent

	NovoNorm®	Repaglinide

	PrandiMet®	Repaglinide/metformin

Biopharmaceuticals	Haemostasis

	NovoSeven®	Recombinant factor VIIa

	NovoSeven RT™	Recombinant factor VIIa

Human growth hormone

	Norditropin®	Somatropin (rDNA origin)

	NordiFlex®	Prefilled multidose delivery system

	NordiFlex PenMate®	Automatic needle insertion accessory

	NordiPen®	Prefilled multidose delivery system

	NordiPenMate®	Prefilled multidose delivery system

	NordiLet®	Prefilled multidose delivery system

HRT

	Activelle®	Estradiol/norethisterone acetate

	Estrofem®	Estradiol

	Novofem®	Estradiol/norethisterone acetate

	Vagifem®	Estradiol hemihydrate

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Our focus is our strength

Javier Viguera, 24, a top-ranked tennis player from Spain believes that diabetes has been a positive force in his life. He was five years old when he was diagnosed with type 1 diabetes but his parents taught him that it would not stand in the way of a normal life, or even an extraordinary life. Today, in addition to excelling at his chosen sport, Javier is studying for a law degree at the University of Seville.

“Diabetes has helped me be more responsible and demanding with myself,” he says.

It was diabetes, in fact, that led him to pick up a tennis racket at the age of seven. “Sport came to play an important role in my life, since exercise is essential to stabilise levels of glucose,” he explains.

Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

CVR number 24 25 67 90

At age 12 Javier Viguera became the best player in his region of Spain, which led to the opportunity to be trained by Juan Carlos Ferrero, former number-one player in the world. Javier has consistently ranked among the best players of his age in Spain. He was ranked among the 100 best players in his age group worldwide when he was 16.

With law and tennis, he is pursuing all the dreams he had as a boy and hopes that his example will inspire others.

For more than 85 years, Novo Nordisk has been committed to improving diabetes care for people like Javier Viguera.

novonordisk.com	.	Printed on paper from recycled fiber, well- managed forests and controlled sources

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 9, 2009	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer